entered Commitment • Six Sigma® Quality • 24/7 Pharmacist Access • Integrity • Client Savings • Operational Excellenc
Value • Responsiveness • Single Networked Platform • Responsiveness • Accountability • Thought Leadership • Client S
ality • Consumer-Driven • Dedic medco.com • Innovative P
• Leading Edge Technologies • M 7
s Ordered Through medco.com mless Implementation •
bsite • Shared Rebates • Indepe lion Mail Prescriptions pe
xpertise • Medco By Mail • chnology •
tra-Strength Solutions™ • Mark ient Satisfaction • Prescri
lient-Facing Organization • No. 1 Web Services Through medco.com • No. 1 Mail Order Pharmacy Satisfaction • Client-Ce
nt • Six Sigma® Quality • Shared Rebates • Integrity • Patented Technologies • Consumer-Driven • Client Savings • Opera
e • JCAHO Accredited Pharm ic Growth • Thou
p • Single Networked Platfor of Medication to Tsunami Surviv
overnance • Dedicated Accou Services • Independent
ions • Medicare Innovation • macist Access • Know
ption Accuracy • Clinical Exp d Client Solutions • 1.5
nce • Health Management • S • e-Prescribing • Patier
Prescriptions Ordered Throu re Innovation • Lower Drug Tren
ation • Award-Winning Web nnovation • Reliability • Seamles
tions per Week • Clinical Exp del Corporate Governance • 1.5 M
e-Prescribing echnologies • EXPER$_X$T Advisor™
• Prescription Ac

MEDCO DELIVERS

[redacted]

05050812

Medco Health Solutions, Inc.
Annual Report 2004

rst® • 13 Million Doses of Medication to Tsunami Survivors • Tailored Client Solutions • No. 1 Mail-Order Pharmacy Satisfa
tered Commitment • Six Sigma® Quality • 24/7 Pharmacist Access • Integrity • • Operational Excellence •
holder Value • Responsiveness • Organic Growth • Accountability • Thought Leadership • Single Networked Platform • Q
Med® • Consumer-Driven • No. 1 PBM on Fortune's List of America's Most Admired Companies • Dedicated Account Tear
No. 1 Web Services Through medco.com • Innovative Products and Services • Leading Edge Technologies • Patient Conve
t Satisfaction • Prescription Accuracy • Momentum • 13 Million Doses of Medication to Tsunami Survivors • No. 1 Web Se
medco.com • No. 1 Mail-Order Pharmacy Satisfaction • Client-Centered Commitment • • Shared Rebates • Pate
s • Patient Convenience • Health Management • Specialty Pharmacy • 17 Million Prescriptions Ordered Through medco
Driven Solutions • Medicare Innovation • Reliability • Seamless Implementation rd-Winning Website • Shared Re
P&T Committee • Model Corporate Governance • 1.5 Million Mail Prescri k • Clinical Expertise •
's Solutions Today • Health Management • Patented Technologies • E ue • Extra-Strength Solution
Leadership • e-Prescribing • Patient Convenience • Scale • Client ccuracy • 13 Million Doses
to Tsunami Survivors • Tailored Client Solutions • Organic G nt • Six Sigma® Quality
Access • Integrity • Client Savings • Operational Excellence • • Ethics First • Share
nsiveness • Organic Growth • Accountability • Thought Leader ality • Consumer-D
ccount Teams • Largest Fully Automated Mail-Order Facility • Fle gh medco.com • Inno
d Services • Leading Edge Technologies • Patient Convenience • Sca 500 • Prescription Accura
s of Medication to Tsunami Survivors • No. 1 Web Services Through me • Prescription Acc
Trend • 1 Million Medicare Discount Drug Cards • Pharmacy Excellence • ates • Integrity • Patented Technolo
wth • • Transparency • Six Sigma® Quality • 24/7 Pharmacist Access • Integrity • Client Sa
l Excellence • Medicare Innovation • Reliability • Seamless Implementation • • Shared Reb
P&T Committee • Model Corporate Governance • 1.5 Million Mail Prescriptions per Week • Six Sigma® Quality • Accoun
eb Services Through medco.com • Client Solution Centers • Client-Centered Commitment • Pharmacy Excellence • Share

medco's strategy for growth

SOLID FOUNDATION + INNOVATION = BRAND OF CHOICE


BRAND OF CHOICE
INNOVATION
SOLID FOUNDATION

- INDEPENDENCE
- STRONG FINANCIAL PERFORMANCE
- CLIENT-FACING ORGANIZATION
- WORLD-CLASS SERVICE AND RELIABILITY
- PROVEN DRUG TREND REDUCTION

- TECHNOLOGY INNOVATION
- WORLD-CLASS MEMBER AND MAIL EXPERIENCE
- POWER OF INFORMATION
- CLINICAL STRATEGY
- SPECIALTY PHARMACY
- MEDICARE PRODUCT LEADERSHIP

- THE EMPOWERING PBM
- CLIENT INTIMATE VALUE PROPOSITION
- THE TRANSPARENT PBM

Medco Health Solutions, Inc. is a leading pharmacy benefit manager (PBM), with the nation's largest and most technologically advanced mail-order pharmacy and the world's most successful internet pharmacy. We help our clients develop prescription drug benefit plans designed to contain healthcare costs and elevate patient safety and quality standards. Medco's proprietary technology and sophisticated information systems, which are based on a single networked platform, deliver a suite of knowledge-based solutions that enable clients to efficiently model, manage and monitor their benefit programs, while providing members with unmatched access and convenience.

Medco is a publicly traded company (NYSE: MHS). Medco's clients consist of private- and public-sector employers, government agencies, labor groups, BlueCross/BlueShield and other healthcare organizations. Medco is ranked No. 41 on the *Fortune* 500 list.

TO OUR SHAREHOLDERS, CLIENTS AND EMPLOYEES:

FOR MEDCO, 2004 MARKED OUR FIRST FULL YEAR AS A NEWLY INDEPENDENT, PUBLICLY TRADED COMPANY. IT WAS A YEAR THAT BEGAN WITH AN AWARENESS THAT WE HAD MUCH TO PROVE TO ALL OF OUR STAKEHOLDERS, AND ENDED WITH POSITIVE MOMENTUM PROPELLED BY SOUND STRATEGY, A REENERGIZED WORKFORCE AND NEW APPROACHES TO SOLVING THE COMPLEX ISSUES FACING OUR CLIENTS.

Our long-term strategy is straightforward – delivering three layers of value:

- A foundation of operational excellence and financial discipline embodied in a client-first commitment to reliability, stability, service and trust.
- An innovation overlay combining technology and clinical expertise into market-focused solutions to help our clients manage and maintain a sustainable, accessible and affordable pharmacy benefit.
- An aspiration layer that will empower clients and members with a suite of knowledge services that shape a new standard of excellence and define Medco as the PBM industry's brand of choice.

I am pleased to report that our organization executed well against our strategy. We have closed this year with financial, operational and marketplace momentum.



David B. Snow, Jr.
Chairman, President
& Chief Executive Officer

STRONG FOUNDATION; SOLID RESULTS

As a new public company, our efforts in 2004 were guided by priorities that established a strong foundation – asserting our independence, delivering reliable financial performance and, most importantly, achieving for our clients service standards that match our member service, which is recognized as industry leading.

For the year, we earned $481.6 million in net income on revenue of $35.4 billion. Diluted earnings per share of $1.75 in 2004 reflected an increase of 11.5 percent from 2003. Gross margins in 2004 increased to 4.9 percent from 4.4 percent in 2003. Our strong performance in the year generated cash from operations of over $700 million, and we ended the year with more than $1 billion in cash on our balance sheet.

Medco's mail-order pharmacies, widely regarded as the most sophisticated in our industry, filled a record 88 million prescriptions in 2004, more than the combined total of our two largest competitors, and with a documented dispensing accuracy 23 times higher than a benchmark study of retail community pharmacies. Our Internet pharmacy, medco.com™, processed more than 17 million prescription orders in 2004 and now handles nearly half of all customer service transactions across the enterprise.

Medco's generic dispensing rate increased 2.5 points to 46.3 percent and, combined with increased use of our mail-order services, provided a convergence of interests that delivers significant cost reduction for our clients, high-quality therapy and service for members, and greater profitability for Medco.



SOLID FOUNDATION

Medco has built a strong foundation of operational excellence and financial discipline, embodied in a client-first commitment to reliability, stability, service and trust. The foundation was centered upon a 2004 reorganization, which enabled a client-focused culture and operations designed to serve the needs of a diverse and demanding client base. Our commitment to providing world-class reliability and service delivery to our clients is the cornerstone of our pursuit of long-term performance and solid results.

Increased Profitability


4.4%
3.9%
4.4%
4.9%
38.5%
32.6%
40.5%
34.4%
43.8%
34.0%
46.3%
38.8%
2001
2002
2003
2004

- GROSS MARGIN %
- GENERIC UTILIZATION %
- ADJUSTED MAIL R_{X}S AS A % OF TOTAL ADJUSTED R_{X}S

This year also marked a period during which Medco overcame a series of challenges – fighting back both in the court of public opinion and in the court of law, resolving significant legal issues in a manner that elevated Medco's businesses and financial practices. As a testament to this, in March of 2005, Medco was the highest-ranked PBM in its inaugural appearance on *Fortune* magazine's "America's Most Admired Companies" list.

To reassert market leadership, we took a bold step and invested our company's financial and intellectual capital in transforming our organization, from top to bottom, shifting our priorities and breaking down barriers to ensure that our people and our resources were focused on our clients. Literally turning Medco inside out, we reorganized into four client-facing, industry-specific groups, honoring that each of our clients – from unions and health plans, to government and private employers, large and small – has distinct challenges and requirements.

To support our clients, Medco developed a world-class software staging environment, a rigorous change management initiative and a corporatewide reliability process that reduced software release-related defects affecting clients by more than 96 percent when comparing how we exited 2004 versus 2003, and enabled the reallocation of resources to expedite customized software development.

INNOVATION DELIVERS THE BRANDABLE DIFFERENCE

As we solidified the foundation, our organization focused on innovation – developing proprietary technology tools to create a brandable difference that delivers immediate value to our clients and members, and builds enduring value for our employees and shareholders.

Medco has today formed the central core for offering knowledge management services that empower clients with the unique ability to proactively model, manage and optimize their benefit plans with speed, ease and confidence. These tools, such as the Client Solution Centers, EXPER$_{X}$T Advisor™ and RationalMed®, have the potential to redefine the benchmark for client relationships in the PBM industry.

Medco also extended industry-leading innovation in its client-centric approach to specialty pharmacy and Medicare – areas where Medco's technology, scale, service and skill are again brought together to meet the challenge of delivering higher quality care at lower total cost.

Medco enters 2005 with close to 30 million members eligible to participate in its specialty pharmacy program – a near sevenfold increase from the end of 2003. On Feb. 23, 2005, we announced our proposed acquisition of Accredo Health, Incorporated. Together, we intend to establish the nation's largest provider of specialty pharmacy products and services in one of the most dynamic and fastest-growing sectors of prescription healthcare for the benefit of our clients and their members. We expect this transaction to close in mid-year, subject to approval by Accredo shareholders and customary regulatory review.

Medco ended 2004 with nearly one million members enrolled in Medco-administered Medicare discount drug card programs, a leading choice for America's seniors.

Medco is now working with health plan partners and employer clients on innovative solutions for delivering the promise of the 2006 Medicare Part D benefit to provide more traditional pharmacy benefits covering an estimated 40 million Medicare enrollees.

Similar to our strategy in meeting client-specific needs with industry-focused account teams, we are developing a clinical strategy to meet patient-specific needs with clinically

INNOVATION

Innovation and thought leadership define Medco's brandable difference. We're redefining the role of the PBM in the marketplace, and placing unprecedented value on becoming a trusted advisor to our clients. By combining technology and clinical expertise into market-focused solutions, we help our clients manage and maintain a sustainable, accessible and affordable pharmacy benefit. Every day, Medco helps our clients meet their objectives and ensure the best-quality care for their members with world-class service and delivery.

focused pharmacy teams. We strive to achieve higher standards for patient care, greater compliance and, most importantly, better outcomes.

As technology continues to transform healthcare for physicians, pharmacists, clients and patients, Medco remains committed to pioneering this unrealized potential. Medco answered more than 1 million patient-specific information requests through RxHub LLC*. The Centers for Medicare and Medicaid Services have selected RxHub as the initial technology protocol standard for the electronic transmission of formulary and medication history information, validating our investment in RxHub's open architecture.

ASPIRING TO A HIGHER STANDARD

Executing on our strategy, we developed a firm foundation for operational excellence, reorganized our approach to the market for optimal effectiveness and delivered innovative solutions as a catalyst for growth. We now aspire to become the first brand of choice in the PBM industry and, in 2004, there was ample evidence that we are moving rapidly in the right direction.

We delivered higher standards in clinical care. A series of independent third-party authorities further validated the effectiveness and quality of our pharmacy operations as Medco became the first PBM to win Wilson Rx awards for overall member satisfaction for four consecutive years. We achieved a perfect score from the Joint Commission on Accreditation of Healthcare Organizations (JCAHO) – a testament to our commitment to healthcare excellence and leadership through quality – and we were also awarded JCAHO's prestigious Ernest A. Codman Award® for reengineering pharmacy processes to significantly reduce medication dispensing errors and improve patient safety.

We delivered higher standards for cost containment. We helped our clients contain their average drug trend to 8.5 percent, a near 50 percent reduction from just five years ago. Many clients who took advantage of our most comprehensive programs achieved an absolute year-over-year reduction in their overall drug spending, a testament to our partnership in delivering a disciplined approach to managing the cost of high-quality care.

We delivered higher standards in business operations. Our client-first initiatives were largely responsible for raising scores on satisfaction surveys by 20 percent. By year-end we had renewed a record $21 billion in business in 2004 and more than $2.2 billion in new-named sales for 2005.

For clients, for patients, for employees and for shareholders, delivering on a higher standard defines who we are and what we do.

From our high-tech knowledge services platform to our high-touch Special Care Pharmacy, every day Medco is delivering on a commitment to contain healthcare costs without sacrificing healthcare quality and patient care.

I invite you to turn the page as we share in greater detail the ways in which Medco delivers.

Sincerely,

David B. Snow, Jr.
Chairman, President & Chief Executive Officer

BRAND OF CHOICE

We aspire to become an indispensable asset to our clients through partnership, problem solving, transparency and innovation. Our goal is to empower clients and members with a suite of knowledge services that shape a new standard of excellence and define Medco as the PBM industry's brand of choice in the minds of our clients, members and employees.

* RxHub LLC is a healthcare technology joint venture, in which Medco has an equity interest, that has developed a nationwide electronic information exchange connecting prescribers, pharmacies and pharmacy benefit managers in order to permit the sharing of prescription and benefit information between them.



INNOVATION

MEDCO DELIVERS

client-centric innovation

EXPER$_X$T Advisor™

CLIENT SOLUTION CENTERS

e-PRESCRIBING INITIATIVE

RationalMed®

SINGLE PLATFORM ADVANTAGE

In 2004, Medco created an organization dedicated to placing client needs first. We have been entrusted with providing the highest standard of member care, while also managing lower drug trend for our clients. Medco's innovations meet these expectations by blending proprietary information and data tools to bring our clients the best in pharmacy practice with lower costs, better clinical management, higher quality, and more satisfied members.

WHAT HAPPENS WHEN WE COMBINE **ADVANCED TECHNOLOGY, A PROPRIETARY DATABASE** OF INFORMATION SYSTEMS AND **20 YEARS OF INDUSTRY EXPERIENCE** WITH THE NEEDS OF CLIENTS? INNOVATION. **INDUSTRY-CHANGING INNOVATION.**


The Medco Client Website
Cardiovascular, Hypertension & Lipids
Autonomic & CNS Drugs
Gastroenterology
Respiratory, Allergy, Cough & Cold
Other

AT THE BEGINNING OF 2004, WE ANNOUNCED OUR INTENT TO BUILD AN ENDURING LEVEL of client satisfaction. By the end of the year, we had completed reorganizing our company's systems, services and people to support a client-first culture. The first step in this initiative was to realign our sales and account management functions into four client-facing account groups. Medco's unique client group approach allows us to better serve clients. Our focused approach delivers an unprecedented level of understanding and sense of partnership with our clients.

Today's marketplace demands innovation to help manage the increasing complexities and costs of quality healthcare services. In 2004, Medco delivered. We launched unique technologies like EXPER$_X$T Advisor™ and the Client Solution Centers. We redesigned existing technologies, like RationalMed®, to meet even higher standards. Our real-time, client-enabling technologies are driven by the power of information. They're shaping the way our market is served and redefining the client relationship. Today's Medco is more than a service provider – we're a trusted advisor and partner to our clients.



NORTH CAROLINA TEACHERS' AND STATE EMPLOYEES' COMPREHENSIVE MAJOR MEDICAL PLAN, RALEIGH, NORTH CAROLINA

"One of the many reasons we chose Medco as our PBM was their ability to help us with our pharmacy data. When the Medco clinical sales team asked if they could showcase their new tool, EXPER$_X$T Advisor™, we had no idea what to expect. Plan staff found it to be an exceptional healthcare management tool. With the help of EXPER$_X$T Advisor™, the Medco team ran detailed real-time plan scenarios, and we were able to see the results instantly, right down to the impact on our specific member population. By enhancing our ability to make better informed decisions on healthcare policy issues in real time with real information, EXPER$_X$T Advisor™ will help us make the best plan decisions for the State of North Carolina and our members."

Jack W. Walker, Ph.D., Executive Administrator











In 2004, Medco completed development of EXPER$_X$T Advisor™, a tool that provides clients with real-time, real-information plan-modeling capabilities. This tool uses Medco's vast proprietary database to allow clients the opportunity to make fully informed benefit plan design decisions in moments, based on analytic, automated real-time models that might previously have taken a team of analysts weeks to create. It gives our clients an unprecedented level of flexibility to design benefit programs with less risk and more information, and empowers clients with the ability to choose the best solutions for their members.


INNOVATION TIMELINE
2004
2005
2006
EXPER$_X$T Advisor™
RationalMed®
Client Solution Centers
medco.com
Medicare Part D
Medicare Mail Conversion Opportunities
e-Prescribing Initiatives
Wholeview Clinical Strategy
Expected Accredo Integration
Central Fill Retail



AT THE HEART OF MEDCO'S EVERY **INNOVATION**,
EVERY **CLIENT INTERACTION**, AND EVERY **PRODUCT DEVELOPMENT INITIATIVE** IS OUR DRIVE TO PROVIDE
THE INDUSTRY'S BEST SOLUTIONS FOR OUR CLIENTS.

Another example of Medco's innovative approach to client service was the 2004 launch of our groundbreaking Client Solution Centers. Our Client Solution Centers, shown above, merge state-of-the-art communications technologies with Medco's client-centric philosophy. This results in a powerful communications vehicle that facilitates consistent, open dialogue between clients and Medco's senior executives, clinicians, financial analysts and other experts. Through our Client Solution Centers, we demonstrate our belief that transparency and client commitment go hand in hand, allowing us to make decisions and execute solutions quickly, easily and flawlessly, to our clients' delight.

In 2004, RationalMed®, a Medco product designed to protect member safety, was further improved to make it an even better tool for our clients and members. This integrated data product combines pharmacy, medical and laboratory claims to send real-time alerts to physicians, patients and pharmacists for drug-to-disease interactions, drug-to-drug interactions, and other clinical interactions. Today, clients that use RationalMed® are saving, in aggregate, an estimated $100 million annually in prescription costs, not to mention the significant clinical and financial benefits on the medical side of the healthcare equation.







INNOVATION

MEDCO DELIVERS

client satisfaction

RECORD
$21 Billion
CONTRACT
RENEWALS
IN 2004

DEBUTED AS No. 1 PBM
ON *Fortune*'S LIST OF
AMERICA'S MOST ADMIRED
COMPANIES

CLIENT SATISFACTION
UP 20%[1]

$2.2 Billion
NEW BUSINESS
for 2005

MEDCO.COM
RANKED No. 5
out of the
Fortune 100
CUSTOMER
RESPECT & SERVICE

Clients that include
ONE THIRD
of the *Fortune* 500

[1] Voice of Customer Survey, Summer 2004 Atlantic Research & Consulting, Boston, MA




(% of "Top Two Boxes" Ratings
of Very Satisfied or Satisfied)
59.2
63.4
76.4
2002
2003
2004
SECTION: CLIENT RELATIONSHIP OUTCO
[07] Very satisfied
[06] Satisfied
[05] Somewhat satisfied
[04] Neither satisfied nor dissatisfied
[03] Somewhat dissatisfied
[02] Dissatisfied
[01] Very dissatisfied

OUR MISSION IS TO KNOW OUR CLIENTS SO INTIMATELY AND SERVE THEM SO WELL THAT WE ARE THEIR **MOST TRUSTED ADVISOR** AND THE **PREFERRED PROVIDER OF SAFE, EFFECTIVE PHARMACY BENEFIT MANAGEMENT SERVICES** AT THE LOWEST TOTAL COST IN OUR INDUSTRY.

MEDCO DELIVERS CLIENT SATISFACTION THROUGH COST EFFICIENCIES DERIVED FROM OUR SCALE, TECHNOLOGY AND EFFICIENT OPERATING ENVIRONMENT. 2004 DRUG TREND FOR OUR CLIENTS DECLINED TO AN AVERAGE OF JUST 8.5 PERCENT – A NEAR 50 PERCENT REDUCTION IN DRUG TREND OVER THE PAST FIVE YEARS.

MEDCO SIGNED A RECORD $21 BILLION IN RENEWAL SALES IN 2004. HOW? BY KEEPING OUR mission at the forefront of everything we do. Knowing our clients means understanding their needs today and anticipating their needs for tomorrow. We believe our clients deserve open access to Medco leadership and our industry professionals, including management, clinical specialists and pharmacists. We have embraced a corporate culture, backed by enabling technology, that fosters a transparent and open dialogue with our clients. This allows us to maintain unwavering focus on their needs. Our vast informational database and depth of experience enables Medco to custom-tailor innovative, client-specific solutions. We serve our clients and their members with efficiency, award-winning accuracy and uncompromising quality.



PREMERA BLUE CROSS, MOUNTLAKE TERRACE, WASHINGTON

"At Premera Blue Cross we're focused on seeking out and sharing innovative ways to improve the quality of healthcare delivered to our members. Our pharmacy programs are designed to provide access to the right drugs to the appropriate members at the right time. We demand quality that's cost efficient. That's one reason Medco has been our PBM for the last seven years. But it's not the only reason. When it comes to developing the best prescription benefits services for our consumers, Medco's collaborative approach has helped us deploy solutions that differentiate Premera in the marketplace. Today, we are seen as a company that not only provides premium service, but as one that provides care through innovation, as well."

Brian Ancell, Executive Vice President, Strategic Development and Health Care Services







INNOVATION

MEDCO DELIVERS

excellence in patient care

No. 1 *in* member satisfaction

WILSON R_x – 4 YEARS RUNNING

87,700,000

MAIL PRESCRIPTIONS FILLED 2004

121 million

MEMBER CONTACTS

SIX SIGMA®

QUALITY DISCIPLINE

recipient of the

ERNEST A. CODMAN AWARD®

the only PBM TO RECEIVE A PERFECT SCORE *and* BECOME FULLY ACCREDITED BY THE JOINT COMMISSION ON ACCREDITATION OF HEALTHCARE ORGANIZATIONS (JCAHO)

Six Sigma is a registered trademark and service mark of Motorola, Inc.

Ernest A. Codman Award is a registered trademark of the JCAHO.



OUR CLIENTS HAVE ENTRUSTED US WITH ENSURING THE SAFETY AND QUALITY OF PRESCRIPTION CARE FOR THEIR MEMBERS. AS GUARDIANS OF THIS TRUST, WE HAVE **DESIGNED OUR OPERATIONS** TO RUN AT THE INDUSTRY'S **HIGHEST LEVEL OF QUALITY AND ACCURACY.**

"OUR PHARMACY PRACTICE AT MEDCO IS CENTERED ON QUALITY AND EXCELLENCE IN PATIENT CARE. WE DON'T JUST COLLECT AND ANALYZE THE DATA WE GAIN FROM THE TENS OF MILLIONS OF PRESCRIPTIONS WE DISPENSE EVERY YEAR – WE LEARN FROM OUR INFORMATION AND USE IT TO IMPROVE THE PRACTICE OF PHARMACY EVERY DAY."

Roger W. Anderson, Dr. P.H.
Medco Senior Vice President
and Chief Pharmacist

EVEN THOUGH WE'RE THE WORLD'S LARGEST MAIL-ORDER PHARMACY, DISPENSING TENS OF millions of prescriptions per year, one mistake is one mistake too many. That's why our mail-order pharmacies are designed and continuously improved along Six Sigma® guidelines – the ultimate benchmark for quality. Recognition of our success came this year from the Joint Commission on Accreditation of Healthcare Organizations (JCAHO), who awarded Medco the prestigious Ernest A. Codman Award for using Six Sigma to reduce medication errors in our mail-order pharmacy – the first time this award has ever been received by a PBM. And, for the fourth year in a row, Wilson Rx has named Medco the number-one ranking PBM in overall member satisfaction.



W.R. GRACE & CO., COLUMBIA, MARYLAND

"After being with Medco for more than five years, we know our members have benefited from the Grace/Medco relationship. We've enjoyed consistently high-quality service, and I hear good things from members about the quality of Medco's mail-order pharmacy. It's great to hear positive feedback from members, but I am particularly pleased with Medco's responsiveness to member issues. Medco has developed creative solutions to issues that are not only low cost for us, but show me that Medco is sincerely concerned with the well-being of our members. Although Medco is a large company, their high-touch response makes us feel like we're their only client. Most importantly, their attentiveness and accountability help me know that our pharmacy benefits are in good hands."

Mike N. Piergrossi, Vice President, Human Resources







INNOVATION

MEDCO DELIVERS

specialty pharmacy

INTEGRATED SOLUTIONS	PAYOR-CENTRIC SPECIALTY MODEL

nearly

30 MILLION

ELIGIBLE LIVES

MORE THAN

125 drugs

COVERING

23 therapeutic classes

Medco's Special Care Pharmacy helps our clients manage and control drug expenditures on the highly specialized, complex, and high-cost drugs known as specialty pharmaceuticals. We offer greater transparency and lower cost. Patient safety is a priority, so we provide active management of patients utilizing these biotech medicines and injectibles. Dedicated Medco patient call centers provide a heightened level of care to ensure specialty pharmaceuticals are administered and monitored appropriately.



BEGINNING IN 2003,
THE SCOPE OF MEDCO SPECIALTY CARE WAS **EXPANDED TO INCLUDE AN EVEN BROADER ARRAY OF THERAPEUTIC CLASSES,** IN AN INDUSTRY THAT REPRESENTS THE **FASTEST-GROWING** PORTION OF DRUG SPEND IN THE UNITED STATES: **SPECIALTY PHARMACY PRODUCTS.**

Specialty Pharmacy
Enrollment Growth
(in millions of eligible members)



29.3
11.6
6.5
1.7
Jul 03
Jan 04
Jun 04
Jan 05

FOLLOWING A NEAR SEVENFOLD MEMBERSHIP INCREASE IN 2004, MEDCO'S SPECIALTY pharmacy today covers 30 million eligible members. Medco's specialty pharmacy business is increasingly being recognized for the quality of our service among new and existing clients. Industry growth and demand for these products is increasing. Specialty pharmacy represents the fastest-growing portion of drug spend in the United States and is currently estimated to be at least a $22 billion industry with an annual growth rate estimated at 20 percent.

Specialty pharmacy includes treatments for a multitude of complex conditions, including hepatitis C, hemophilia, Gaucher's disease, rheumatoid arthritis and multiple sclerosis. Specialty pharmacy products require special handling such as refrigeration and unique methods of administration, and often have special shipping requirements. Some have historically been administered in the doctor's office, and have been covered by medical plans rather than pharmacy benefits. Today, advances in technology and delivery alternatives have allowed us to challenge the traditional methods of dispensing. Through our Special Care Pharmacy, members have access to Medco's high-touch service, 24/7 pharmacist access, integrated data systems and our commitment to clinical safety. In February 2005, we announced our proposed acquisition of Accredo, a preeminent specialty pharmacy provider. This transaction is still subject to shareholder and regulatory review.



NCR CORPORATION, DAYTON, OHIO

"Medco has been NCR's trusted partner for the past 15 years. The specialty pharmacy benefit has historically been a costly and confusing one for companies, and we were pleased when Medco developed its offering in this area. We've worked with Medco for all these years as our PBM, and we know they will bring the same quality, simplicity and cost-efficiency to our specialty pharmacy benefit as well."

Michael R. Kriner, Director, Global Benefits



Part V

Department of Health and Human Services

Centers for Medicare & Medicaid Ser

42 CFR Part 423

Medicare Program; E-Prescribing and Prescription Drug Program; Proposed Rule

INNOVATION

MEDCO DELIVERS

medicare opportunity

1,000,000

MEDICARE DISCOUNT CARDHOLDERS

MEDICARE PART D

2006

PROVEN EXPERIENCE

with seniors & pharmacy

In partnership with our health plan and employer clients, Medco is committed to taking a nationwide leadership position in the Medicare Part D prescription drug benefit program. Extending prescription drug coverage to Medicare is the single most significant change for prescription healthcare in more than 40 years – at a time when it's needed the most.




PREFERRED PRESCRIPTION DISCOUNT CARD
medco
A7242
RxBin: 510014B
RxGrp:
Issuer:
ID No.:
Name:
MEDICARE

WE'RE IN THE BUSINESS OF KEEPING PRESCRIPTION DRUG **BENEFITS AFFORDABLE FOR AMERICA.** PRESCRIPTION DRUG COSTS ARE ESCALATING BEYOND THE MEANS OF MANY OF OUR SENIOR CITIZENS. **MEDCO CAN HELP.**

Medco-Administered Medicare Discount Drug Cards in 2004 (in thousands of members)


323
629
665
734
779
823
904
June
July
Aug
Sept
Oct
Nov
Dec

IN 2004, CORPORATE LEADERS ACROSS THE UNITED STATES CITED HEALTHCARE COSTS as a critical concern. Senior citizens struggle to pay for prescriptions whose costs have escalated well beyond their means. Medco has vast experience with employer and health plan clients, and with their senior member populations. Our 2004 launch of the Medicare Discount Drug Card program has been a success. We believe this combined breadth of experience gives Medco a greater opportunity to achieve a national leadership role when it comes to the launch of Medicare Part D in 2006 – an effort for which we are already preparing.

The Centers for Medicare and Medicaid Services (CMS) estimates that of the 39 million Medicare beneficiaries that will be eligible in 2006, 29 million seniors will enroll in Medicare Part D plans or through an employer or union sponsored plan that is eligible for the Medicare retiree drug subsidies. The number of Medicare beneficiaries is expected by CMS to grow from 39 million in 2006 to 42 million by 2010. In partnership with our health plan and employer clients, Medco intends to take a leadership position in the Medicare Part D prescription drug benefit program. In support of those clients, Medco submitted a notice of intent to apply to CMS to become a nationwide Medicare Part D Prescription Drug Plan sponsor.



EAST PROVIDENCE, RHODE ISLAND

"I chose the Medco Medicare Discount Drug card because it looked like it would fit my situation best. Now, I can get brand-name drugs, brand-new drugs, and pretty much any generic drug that I need. After I retired, I had no health coverage and couldn't get the meds I needed. The Medco card for me was a safety net. I worked in the medical field for 42 years, and this is the best program I've ever seen. I love it."

Carol Hanson, Medco Medicare Discount Drug cardholder

financial highlights

Net Revenues
(in billions of dollars)


35.4
04

Diluted Earnings per Share
(in dollars)


1.19[a]
1.35[a]
1.34
1.57
04

EBITDA[b]
(in billions of dollars)


.73
.84
.89
1.04
04

Adjusted Rx Volume[c]
(in millions of Rxs)


688
678
04

Generic Dispensing Rate
(% of Rxs)


36.0
38.5
40.5
04

EBITDA/Adjusted Rx[b]
(in dollars)


1.26
1.22
1.24
1.50
04

(in millions, except for per share data)	2004	2003	Increase (Decrease)
CONSOLIDATED STATEMENT OF INCOME HIGHLIGHTS			
Total net revenues	$35,351.9	$34,264.5	3.2%
Income before provision for income taxes[b]	$ 806.3	$ 728.7	10.6%
Net income	$ 481.6	$ 425.8	13.1%
Net income per diluted share	$ 1.75	$ 1.57	11.5%
CONSOLIDATED BALANCE SHEET HIGHLIGHTS			
Cash and cash equivalents	$ 1,145.5	$ 638.5	79.4%
Working capital[d]	$ 1,675.9	$ 1,155.0	45.1%
Total assets	$10,541.5	$10,263.0	2.7%
Total debt	$ 1,192.9	$ 1,396.1	(14.6%)
PRESCRIPTION VOLUMES			
Adjusted prescription volume[c]	678.3	688.2	(1.4%)
Total prescriptions administered	502.9	532.0	(5.5%)
Mail-order	87.7	78.1	12.3%
Retail	415.2	453.9	(8.5%)

[a] Assumes Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," was in effect, whereby goodwill is not amortized.

[b] For a reconciliation of reported net income to EBITDA and a presentation of EBITDA per adjusted prescription, refer to page 29 of the Management's Discussion and Analysis included in this annual report.

[c] Estimated adjusted prescription volume equals mail-order prescriptions multiplied by 3, plus retail prescriptions. The mail-order prescriptions are multiplied by 3 to adjust for the fact that mail-order prescriptions include approximately 3 times the amount of product days supplied compared with retail prescriptions.

[d] Calculated as current assets less current liabilities.

TABLE OF CONTENTS

OVERVIEW

We are one of the nation's largest pharmacy benefit managers, and we provide sophisticated programs and services for our clients and the members of their pharmacy benefit plans, as well as for the physicians and pharmacies the members use. Our programs and services help our clients control the cost and enhance the quality of the prescription drug benefits they offer to their members. We accomplish this by providing pharmacy benefit management ("PBM") services through our national networks of retail pharmacies and our own mail order pharmacies. We have a large number of clients in each of the major industry categories, including Blue Cross/Blue Shield plans; managed care organizations; insurance carriers; third-party benefit plan administrators; employers; federal, state and local government agencies; and union-sponsored benefit plans. We have been an independent, publicly traded enterprise since we were spun off by Merck & Co., Inc., ("Merck") on August 19, 2003. From November 18, 1993 through the spin-off, we were a wholly-owned subsidiary of Merck.

We operate in a competitive market as clients seek to control the growth in the cost of providing prescription drug benefits to their members. Prescription drug costs have risen considerably over the past several years, largely as a result of inflation on brand-name drugs, increases in the number of prescriptions utilized, and the introduction of new products from pharmaceutical manufacturers. These prescription drug cost increases, known as drug trend, have garnered significant attention throughout the United States as they contribute significantly to the rise in the national cost of healthcare. Our business model is designed to reduce this rate of drug trend for our clients, which has declined steadily to 8.5% in 2004, compared to 10.2% in 2003 and 12.9% in 2002.

The complicated environment in which we operate presents us with opportunities, challenges and risks. Our clients are paramount to our success; the retention of these clients and winning new clients poses the greatest opportunity, and the loss thereof represents an ongoing risk. The preservation of our relationships with pharmaceutical manufacturers and retail pharmacies is very important to the execution of our business strategies. Our future success will also hinge on our ability to continue to provide innovative and competitive services to our clients, and will further benefit from our active participation in the Medicare Part D benefit, and continued expansion in the field of specialty pharmacy. On February 23, 2005, we announced a definitive agreement to acquire Accredo Health, Incorporated ("Accredo"), subject to the approval of Accredo stockholders and other customary closing conditions.

KEY INDICATORS REVIEWED BY MANAGEMENT

Management reviews the following indicators in analyzing our consolidated financial performance: net revenues, with a particular focus on mail order revenue; adjusted prescription volume; generic penetration; gross margin percentage; diluted earnings per share; Earnings Before Interest Income/Expense, Taxes, Depreciation, and Amortization ("EBITDA"); and EBITDA per adjusted prescription. See "– Liquidity and Capital Resources – EBITDA" below. We believe these measures highlight key business trends and are important in evaluating our overall performance. These measures are also reflective of the success of our execution of strategic objectives.

2004 FINANCIAL PERFORMANCE SUMMARY

Our net income increased 13.1% to $482 million and diluted earnings per share increased 11.5% to $1.75 in 2004. Our 2004 EBITDA per adjusted prescription increased 22.0% to $1.83. See "– Liquidity and Capital Resources – EBITDA" below for a further description of EBITDA and a table that reconciles net income to EBITDA. These increases are largely the result of higher mail order penetration, increased generic dispensing rates and improved overall margins.

Price increases from pharmaceutical manufacturers drove our net revenue increase of 3.2% in 2004, to $35,352 million, despite a decrease of 6.1% as a result of client terminations. Mail order volumes increased 12.3% in 2004, primarily as a result of client plan design changes encouraging the use of mail order. The impact of client terminations and the transition to mail order contributed to a decline in retail prescription volume of 8.5% in 2004. Mail order penetration on an adjusted basis reached 38.8% in 2004, compared to 34.0% in 2003.

Our percentage of prescriptions dispensed that were generics increased to 46.3% in 2004 compared to 43.8% in 2003. Brand pharmaceutical rebates increased in 2004 reflecting improved formulary management, offset by lower brand-name prescription volume due to increased generic utilization. The increased generic dispensing rates and improved formulary management reduce the net prices we charge to our clients in the form of steeper price discounts and guarantees, as well as increased rebates passed back to clients, all of which reduce our revenues but contribute to our profitability. Additionally, 2004 reflects improved service margin as compared with 2003 as a result of lower costs.

As a result of these factors, our total net revenues grew by 3.2% in 2004, while our total cost of revenues increased at the lower rate of 2.7%. This resulted in a gross margin percentage improvement to 4.9% in 2004 from 4.4% in 2003. Our total cost of revenues reflect severance, additional depreciation and other facility closing costs primarily associated with management decisions in 2003 to realign pharmacy operations to retire older facilities and rebalance volume to facilities closer to our members. These charges amounted to $27 million in 2004 and $46 million in 2003. Our gross margin improvement contributed $200 million to our pretax earnings growth for 2004.

Selling, general and administrative expenses decreased by $10 million to $676 million in 2004. The decrease is reflective of $22 million in lower corporate severance costs, a $16 million benefit from the favorable resolution of a business and occupation tax exposure recorded in the second quarter of 2004 and reduced expenses for client and third-party litigation of $15 million. These favorable items are partially offset by $22 million primarily recorded in the first fiscal quarter of 2004 for the state Attorneys General settlement, as well as increased legal fees of $16 million for fiscal year 2004.

Intangible asset amortization expense increased $86 million in 2004 from a change in the weighted average useful life from 35 years in 2003 to 23 years in 2004. We made this change in useful life as a result of client terminations through the end of 2004. Interest and other (income) expense, net increased $47 million in 2004 as a result of a full year of interest on the debt incurred upon the spin-off in August 2003 in addition to an $11 million one-time gain recorded in the first quarter of 2003 from the sale of a minority equity investment in a non-public company.

KEY FINANCIAL STATEMENT COMPONENTS

CONSOLIDATED STATEMENTS OF INCOME. Our net revenues are comprised primarily of product net revenues and are derived from the sale of prescription drugs through our networks of contractually affiliated retail pharmacies and through our mail order pharmacies, and are recorded net of certain rebates and guarantees payable to clients. For further details see our critical accounting policies included in "– Use of Estimates and Critical Accounting Policies and Estimates" below and Note 2, "Summary of Significant Accounting Policies," to our consolidated financial statements included in this annual report.

Cost of revenues is comprised primarily of cost of product net revenues and is principally attributable to the dispensing of prescription drugs. Cost of product net revenues for prescriptions dispensed through our network of retail pharmacies includes the contractual cost of drugs dispensed by, and professional fees paid to, retail pharmacies in the networks. Our cost of product net revenues relating to drugs dispensed by our mail order pharmacies consists primarily of the cost of inventory dispensed and our costs incurred to process and dispense the prescriptions, including the associated fixed asset depreciation. The operating costs of our call center pharmacies are also included in cost of product net revenues. In addition, cost of product net revenues includes a credit for rebates earned from brand pharmaceutical manufacturers whose drugs are included in our formularies. These rebates generally take the form of formulary rebates, which are earned based on the volume of a specific drug dispensed, and market share rebates, which are earned based on the achievement of contractually specified market share levels.

Selling, general and administrative expenses reflect the costs of operations dedicated to generating new sales, maintaining existing client relationships, managing clinical programs, enhancing technology capabilities, directing pharmacy operations, finance, legal and other staff activities.

Interest and other (income) expense, net primarily includes interest expense, net of interest rate swap agreements, on debt incurred as a result of the spin-off in 2003, partially offset by interest income generated by short-term investments in marketable securities.

CONSOLIDATED BALANCE SHEETS. Our key assets include cash and short-term investments, accounts receivable, inventories, fixed assets, deferred tax assets, goodwill and intangibles. Cash reflects the positive cash flows from our operations. Accounts receivable balances primarily include amounts due from pharmaceutical manufacturers for earned rebates and other prescription services. The accounts receivable balances also represent amounts due from clients for prescriptions dispensed from retail pharmacies in our networks or from our mail order pharmacies, including fees due to us, net of any rebate liabilities or payments due to clients under guarantees. When rebates due to be passed back to clients are greater than the corresponding client accounts receivable balances, the net liability is reclassified to claims and other accounts payable. Inventories reflect the cost of prescription products held for dispensing by our mail order pharmacies and are recorded on a first-in, first-out basis. Fixed assets include investments in our corporate headquarters, mail order pharmacies, call center pharmacies, account service offices, and information technology, including capitalized software development.

Deferred tax assets primarily represent temporary differences between the financial statement basis and the tax basis of certain accrued expenses and client rebate pass-back liabilities. The net goodwill and intangible assets are comprised primarily of the push-down of goodwill and intangibles related to our acquisition in 1993 by Merck.

Our primary liabilities include claims and other accounts payable, accrued expenses and other current liabilities, debt and deferred tax liabilities. Claims and other accounts payable primarily consist of amounts payable to retail network pharmacies for prescriptions dispensed and services rendered, amounts payable for mail order prescription inventory purchases, and reclassified net client rebate liability. Accrued expenses and other current liabilities primarily consist of employee- and facility-related cost accruals incurred in the normal course of business, as well as income taxes payable. In conjunction with the spin-off in 2003, we incurred debt, the proceeds of which were paid to Merck in the form of a parting cash dividend in August 2003. In addition, we have a net deferred tax liability primarily associated with our recorded intangible assets. We do not have any off-balance sheet arrangements.

CONSOLIDATED STATEMENTS OF CASH FLOWS. An important element of our operating cash flows is the timing of billing cycles, which are two-week periods of accumulated billings for retail and mail order prescriptions. We bill the cycle activity to clients on this bi-weekly schedule and generally collect from our clients before we pay our obligations to the retail pharmacies for that same cycle. At the end of any given reporting period, unbilled receivables can represent up to two weeks of dispensing activity and will fluctuate at the end of a fiscal month depending on the timing of these billing cycles. We pay for our mail order prescription drug inventory in accordance with payment terms offered by our suppliers to take advantage of appropriate discounts. Effective mail order inventory management generates further positive cash flows. Earned pharmaceutical manufacturers' rebates are recorded monthly based upon prescription dispensing, with actual bills generally rendered on a quarterly basis and paid by the manufacturers within an agreed-upon term. Payments of rebates to clients are generally made after our receipt of the rebates from the pharmaceutical manufacturers, although some clients may receive more accelerated rebate payments in exchange for other elements of pricing in their contracts.

Prior to the spin-off, Merck managed our cash, which was reflected in our consolidated statements of cash flows in intercompany transfer from (to) Merck. We have managed our own cash and investments since the spin-off. Our cash primarily includes demand deposits with banks or other financial institutions. Our short-term investments include U.S. government securities that have average maturities of less than one year and that are held to satisfy statutory capital requirements for our insurance subsidiaries.

Ongoing cash outflows are associated with expenditures to support our mail order and retail pharmacy network operations, call center pharmacies and other selling, general and administrative functions. The largest components of these expenditures include mail order inventory purchases primarily from a wholesaler, retail pharmacy payments, rebate and guarantee payments to clients, employee payroll and benefits, facility operating expenses, capital expenditures including technology investments, interest and principal payments on our debt, and income taxes.

CLIENT-RELATED INFORMATION

Revenues from UnitedHealth Group, which is currently our largest client, amounted to approximately $6,500 million, or 18%, of our net revenues in 2004, approximately $6,100 million, or 18%, of our net revenues in 2003, and $5,300 million, or 16%, of our net revenues in 2002. None of our other clients individually represented more than 10% of our net revenues in 2004.

SEGMENT DISCUSSION

We conduct our operations in one segment, which involves sales of prescription drugs to our clients and their members, either through our networks of contractually affiliated retail pharmacies or by our mail order pharmacies, and in one geographic region, which includes the United States and Puerto Rico. We offer fully integrated PBM services to virtually all of our clients and their members. The PBM services we provide to our clients are generally delivered and managed under a single contract for each client.

Rebate contracts with pharmaceutical manufacturers of brand-name drugs are negotiated on an enterprise-wide level based on our consolidated retail and mail order prescription volumes. We believe the level of rebates we are able to negotiate significantly benefits from our substantial mail order volume because we are able to achieve a higher level of formulary compliance in mail order than in retail. As a result, although the rebate contracts generate rebates on retail and mail order prescriptions equally on the basis of drug cost, it is not practicable to determine the true value of rebates earned specifically on retail or mail order prescription volume.

Certain elements of our cost structure are identifiable between retail and mail order. In the case of retail, we are able to separately identify the drug ingredient costs and professional fees we pay to retail pharmacies in our networks of affiliated pharmacies. In the case of mail order, we are able to identify the costs to operate our mail order pharmacies, and inventory procurement costs. It is not practicable to separately identify certain other costs, the most substantial of which are our call center costs relating to retail and mail order. Calls from members may relate to general plan design or any combination of retail and mail order prescriptions. Additionally, our selling, general and administrative expenses are incurred on an enterprise-wide level.

As a result of the nature of our integrated PBM services and contracts, the chief operating decision maker views Medco as a single segment enterprise for purposes of making decisions about resource allocations and in assessing our performance.

RESULTS OF OPERATIONS

The following table presents selected comparative results of operations and volume performance ($ in millions):

FOR FISCAL YEARS ENDED	December 25, 2004	Increase (Decrease)		December 27, 2003	Increase (Decrease)		December 28, 2002
NET REVENUES							
Retail product[1]	**$21,632.3**	$(1,028.8)	(4.5%)	$22,661.1	$ 600.2	2.7%	$22,060.9
Mail order product	**13,392.1**	2,140.1	19.0%	11,252.0	739.9	7.0%	10,512.1
Total product[1]	**$35,024.4**	$ 1,111.3	3.3%	$33,913.1	$1,340.1	4.1%	$32,573.0
Manufacturer service revenues	**179.7**	(18.8)	(9.5%)	198.5	(23.9)	(10.7%)	222.4
Client and other service revenues	**147.8**	(5.1)	(3.3%)	152.9	(10.2)	(6.3%)	163.1
Total service	**$ 327.5**	$ (23.9)	(6.8%)	$ 351.4	$ (34.1)	(8.8%)	$ 385.5
Total net revenues[1]	**$35,351.9**	$ 1,087.4	3.2%	$34,264.5	$1,306.0	4.0%	$32,958.5
COST OF REVENUES							
Product[1]	**$33,496.6**	$ 943.9	2.9%	$32,552.7	$1,068.8	3.4%	$31,483.9
Service	**132.8**	(56.9)	(30.0%)	189.7	15.9	9.1%	173.8
Total cost of revenues[1]	**$33,629.4**	$ 887.0	2.7%	$32,742.4	$1,084.7	3.4%	$31,657.7
GROSS MARGIN[2]							
Product	**$ 1,527.8**	$ 167.4	12.3%	$ 1,360.4	$ 271.3	24.9%	$ 1,089.1
Product gross margin percentage	**4.4%**	0.4%		4.0%	0.7%		3.3%
Service	**$ 194.7**	$ 33.0	20.4%	$ 161.7	$ (50.0)	(23.6%)	$ 211.7
Service gross margin percentage	**59.5%**	13.5%		46.0%	(8.9%)		54.9%
Total gross margin	**$ 1,722.5**	$ 200.4	13.2%	$ 1,522.1	$ 221.3	17.0%	$ 1,300.8
Gross margin percentage	**4.9%**	0.5%		4.4%	0.5%		3.9%
VOLUME INFORMATION							
Retail	**415.2**	(38.7)	(8.5%)	453.9	(12.6)	(2.7%)	466.5
Mail order	**87.7**	9.6	12.3%	78.1	(3.6)	(4.4%)	81.7
Total volume	**502.9**	(29.1)	(5.5%)	532.0	(16.2)	(3.0%)	548.2
Adjusted prescriptions[3]	**678.3**	(9.9)	(1.4%)	688.2	(23.4)	(3.3%)	711.6
Adjusted mail order penetration[4]	**38.8%**	4.8%		34.0%	(0.4%)		34.4%
Generic dispensing rate	**46.3%**	2.5%		43.8%	3.3%		40.5%

(1) Includes retail co-payments of $6,773 million for 2004, $6,850 million for 2003 and $6,457 million for 2002.

(2) Defined as net revenues minus cost of revenues.

(3) Estimated adjusted prescription volume equals mail order prescriptions multiplied by 3, plus retail prescriptions. The mail order prescriptions are multiplied by 3 to adjust for the fact that mail order prescriptions include approximately 3 times the amount of product days supplied compared with retail prescriptions.

(4) The percentage of adjusted mail order prescriptions to total adjusted prescriptions.

NET REVENUES. The $1,029 million decrease in retail net revenues in 2004 was attributable to volume decreases of $1,930 million, partially offset by net price increases of $901 million, which reflect inflation on brand-name prescription drugs net of steeper price discounts offered to clients. The $600 million increase in retail net revenues in 2003 was attributable to net price increases of $1,198 million, partially offset by volume decreases of $598 million. Retail volume decreased 8.5% in 2004 and reflects a decline of 12.0% resulting from client terminations and lower prescription drug utilization from plan design changes in support of mail order, partially offset by an increase of 3.5% resulting from volumes from new clients. Retail volume decreased 2.7% for 2003 compared with 2002, primarily as a result of an 8.5% decline resulting from client losses, partially offset by a 5.8% increase resulting from higher prescription drug utilization and volumes from new clients.

The retail net price increases in 2004 and 2003 principally relate to inflation resulting from higher prices charged by pharmaceutical manufacturers, including greater representation of new and higher-cost brand-name drugs. These price increases are partially offset by steeper price discounts including higher rebates payable to clients, as well as the higher relative mix of generic drugs, which are more steeply discounted for our clients than brand-name drugs. The net decrease in retail net revenues for 2004 also reflects increased client performance guarantee costs compared to 2003.

The $2,140 million increase in mail order net revenues in 2004 was attributable to volume increases of $1,376 million and net price increases of $764 million, which reflect inflation on brand-name prescription drugs net of steeper price discounts offered to clients. The $740 million increase in mail order net revenues in 2003 was attributable to net price increases of $1,202 million, partially offset by volume decreases of $462 million. Mail order volume increased 12.3% in 2004 reflecting 17.0% higher utilization from plan design changes encouraging the use of mail order as well as volumes from new clients, partially offset by a 4.7% decrease resulting from client terminations. Client plan design changes drove an increase in mail order penetration on an adjusted basis to 38.8% in 2004 from 34.0% in 2003. The 2003 mail order volume decrease from 2002 of 4.4% reflects an 11.9% decline resulting from client terminations, partially offset by a 7.5% increase resulting from higher prescription drug utilization and volumes from new clients.

For 2004, the mail order net price increase was principally due to inflation resulting from higher prices charged by pharmaceutical manufacturers, including greater representation of new and higher-cost brand-name drugs, as well as days supply increases and lower client service guarantee charges. These are partially offset by a higher relative mix of generic drugs, which are discounted more steeply for our clients than brand-name drugs, as well as overall steeper price discounts, and higher rebates payable to clients. For 2003, the net price increase was principally due to inflation, partially offset by a higher relative mix of generic drugs, overall steeper price discounts and higher client service guarantee charges.

Our percentage of prescriptions dispensed that were generics increased to 46.3% in 2004 compared to 43.8% in 2003 and 40.5% in 2002. This increase reflects the impact of client plan design changes promoting the use of lower-cost and more steeply discounted generics, our programs to further support generic utilization, and the introduction of new generic products during these periods.

Service revenues declined $24 million in 2004 as a result of lower manufacturer service revenues of $19 million and lower client and other service revenues of $5 million. The lower manufacturer service revenues are primarily due to the execution of our strategy, which was instituted in the second half of 2003, to terminate certain manufacturer contracts. The decrease in client and other service revenues is primarily due to lower client administrative fees resulting from decreased fees on a per prescription basis and lower retail volumes, offset by other client program revenues, Medicare administrative and enrollment fees and management fees associated with external claims. Service revenues declined $34 million in 2003 from 2002 as a result of lower manufacturer service revenues of $24 million and decreased client and other service revenues of $10 million. The lower manufacturer service revenues are principally attributable to the aforementioned termination of certain manufacturer contracts in 2003. The decrease in client and other service revenues reflects lower client administrative fees resulting from decreased fees on a per prescription basis and lower retail volumes, partially offset by other client program revenues.

GROSS MARGIN. Our client contracts include several pricing variables, such as price discounts for brand-name drugs and generic drugs, separate price discounts for mail order and retail prescriptions, administrative fees for various services, and terms regarding levels of rebate sharing and other guarantees. Clients have varied requirements regarding the pricing model best suited to their needs, and we negotiate these variables to generate in aggregate an appropriate level of gross margin. As an example, certain clients may require a transparent model whereby all rebates are passed back in exchange for higher fees or lower discounts, while others may prefer steeper price discounts in exchange for lower rebates. In 2004, we experienced year-over-year declines in rebate retention reflecting changes in the pricing composition within our contracts, which also included changes in the other aforementioned pricing components. Gross margin reflects these changes as well as changes in both the relative mix of generic drugs in our prescription base and mail order penetration.

Our product gross margin percentage improved to 4.4% in 2004 from 4.0% in 2003, reflecting an increase of 3.3% in product net revenues as discussed in the above net revenue analysis compared with a corresponding increase in cost of product net revenues of 2.9%. The lower rate of increase in the cost of product net revenues compared with product net revenues is principally due to higher mail order volumes and greater utilization of lower-cost generic products, operational efficiencies, employee benefit cost savings, and productivity yielded from our investments in pharmacy and Internet technologies. Also contributing are increased brand pharmaceutical rebates resulting from improved formulary management. Our total cost of revenues includes severance, additional depreciation and other facility closing costs primarily associated with management decisions in 2003 to realign pharmacy operations to retire older facilities and rebalance volume to facilities closer to our members. These charges amounted to $27 million in 2004 and $46 million in 2003.

The product gross margin percentage improved to 4.0% in 2003 from 3.3% in 2002, reflecting a 4.1% increase in product net revenues as discussed in the above net revenue analysis compared with a corresponding increase in cost of product net revenues of 3.4%. The lower rate of increase in the cost of product net revenues compared with product net revenues is principally due to greater utilization of lower-cost generic products and higher rebates earned from pharmaceutical manufacturers through improved formulary management. Partially offsetting these 2003 cost improvements were the severance and accelerated depreciation costs amounting to $46 million as a result of the aforementioned management decisions.

Rebates from pharmaceutical manufacturers, which are reflected as a reduction in cost of product net revenues, totaled $3,005 million in 2004, $2,970 million in 2003 and $2,465 million in 2002, with formulary rebates representing 47.3%, 49.6% and 54.2% of total rebates, respectively. We retained $1,324 million or 44.1% of total rebates in 2004, $1,593 million or 53.6% in 2003 and $1,232 million or 50.0% in 2002. The increase in rebates earned in 2004 reflects the achievement of certain market share requirements in pharmaceutical manufacturer rebate contracts, partially offset by lower brand-name prescription volume due to greater generic utilization, which increases our profitability. The impact on profitability from the increase in generic utilization, particularly in mail order, more than offsets the impact from lower rebate retention on brand-name prescriptions. The rebates that are retained, as well as the margins on generic prescriptions, enable us to fund steeper client price discounts and our overall cost of operations, which include our mail order pharmacies, call center pharmacies, customer account servicing and other corporate functions. The increase in rebates earned in 2003 compared to 2002 reflects the achievement of market share requirements in multiyear pharmaceutical manufacturer contracts, a substantial portion of which were renegotiated in 2002, as well as the impact of higher levels of rebates due to new products and renegotiated terms on existing products in 2003.

The service gross margin percentage improved to 59.5% in 2004 from 46.0% in 2003, reflecting service net revenue decreases of 6.8%, as discussed in the above net revenue analysis, and decreases in cost of service revenues of 30.0%. The decrease in cost of service revenues reflects lower prescription information acquisition costs. In addition, the service gross margin percentage in 2003 reflects commencement of the execution of our strategy to terminate various manufacturer contracts. The service gross margin percentage declined to 46.0% in 2003 from 54.9% in 2002, reflecting an 8.8% decrease in service net revenues as discussed in the net revenue analysis above compared with a corresponding 9.1% increase in cost of service revenues. Cost of service revenues increased despite the revenue declines because of higher program costs, as well as the fact that the revenue components that decreased did not generate significant variable costs.

The following table presents additional selected comparative results of operations ($ in millions):

FOR FISCAL YEARS ENDED	December 25, 2004	Increase (Decrease)		December 27, 2003	Increase (Decrease)		December 28, 2002
Gross margin	**$1,722.5**	$200.4	13.2%	$1,522.1	$221.3	17.0%	$1,300.8
Selling, general and administrative expenses	**676.4**	(10.0)	(1.5%)	686.4	98.7	16.8%	587.7
Amortization of intangibles	**179.9**	85.6	90.8%	94.3	9.4	11.1%	84.9
Interest and other expense, net	**59.9**	47.2	N/M*	12.7	4.8	60.8%	7.9
Income before provision for income taxes	**806.3**	77.6	10.6%	728.7	108.4	17.5%	620.3
Provision for income taxes	**324.7**	21.8	7.2%	302.9	44.2	17.1%	258.7
Net income	**$ 481.6**	$ 55.8	13.1%	$ 425.8	$ 64.2	17.8%	$ 361.6

* Not meaningful as a percentage.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses for 2004 of $676 million decreased from 2003 by $10 million, or 1.5%. This decrease reflects lower corporate severance costs of $22 million associated with the streamlining of certain corporate functions, a $16 million benefit from the recording in 2004 of a favorable resolution of a business and occupation tax exposure, reduced expenses for client and third-party litigation of $15 million and other savings of $5 million. These are partially offset by $22 million recorded in 2004 for the state Attorneys General settlement, as well as increased legal fees of $16 million and branding campaign expenses of $10 million. After consideration of the aforementioned factors, the consistent amount of selling, general and administrative expenses in 2004 compared to 2003 is reflective of management's ongoing efforts to optimize corporate operating efficiencies. Selling, general and administrative expenses for 2003 of $686 million exceeded 2002 by $99 million, or 16.8%. The 2003 increase compared to 2002 results from higher information technology expenses, including depreciation of $63 million, a $19 million increase in corporate severance expenses, and expenses related to the additional services required to operate as a public company of $22 million. In addition, we recorded $16 million in litigation expenses in 2003, an increase of $6 million over the prior year, as well as $14 million of higher non-income taxes. This 2003 expense growth over 2002 is partially offset by a $27 million reduction in expense allocations from Merck. These allocations ceased after the first quarter of 2003.

AMORTIZATION OF INTANGIBLES. Amortization of intangible assets increased $86 million in 2004 to $180 million, compared to $94 million in 2003. This increase resulted from a re-evaluation of the useful life of the intangible asset that arose in connection with our acquisition by Merck in 1993. In the first quarter of 2004, we were notified of client decisions to transition their business to other PBMs by the end of 2004. Because these clients were in our client base at the time of the Merck acquisition and therefore were included in the recorded intangible asset, we re-evaluated the weighted average useful life of the asset. Effective as of the beginning of the 2004 fiscal year, the weighted average useful life was revised from 35 years to 23 years. The amortization of intangible assets of $94 million in 2003 represented an increase of $9 million compared to $85 million in 2002, reflecting a life change in 2003 from 38 years to 35 years.

INTEREST AND OTHER (INCOME) EXPENSE, NET. Interest and other (income) expense, net for 2004 increased $47.2 million from 2003. For 2004, interest and other (income) expense, net was $59.9 million and includes $69.1 million in interest expense on the debt incurred in connection with the spin-off in August of 2003 partially offset by $(9.2) million of interest income yielded on positive cash flows from operations and the associated cash balances. The interest expense includes a $5.5 million write-off of previously deferred debt acquisition costs as the original term loan debt was extinguished and refinanced in March of 2004, as well as a reduction of $4.5 million as a result of interest rate swap agreements entered into in the first quarter of 2004.

Interest and other (income) expense, net for 2003 increased $4.8 million from 2002. Interest and other (income) expense, net, was $12.7 million in 2003 and includes $29.3 million in interest expense on the $1,496 million of debt incurred associated with the spin-off in August of 2003. Partially offsetting the interest expense is an $(11.0) million gain associated with the sale of a minority equity investment in a nonpublic company and $(5.6) million of interest income yielded on positive cash flows from operations and the associated cash balances. Interest and other (income) expense, net, was $8 million in 2002 and includes a $7.0 million swap cancellation fee and $4.0 million of debt issuance costs related to the 2002 public offering that did not materialize, partially offset by interest income.

The weighted average borrowing rate of the debt outstanding was approximately 4.7% in 2004 and 5.1% in 2003.

PROVISION FOR INCOME TAXES. Our effective tax rate (defined as the percentage relationship of provision for income taxes to income before provision for income taxes) decreased to 40.3% in 2004, compared with 41.6% in 2003 and 41.7% in 2002. This reduction results from the completion during the second quarter of 2004 of a post spin-off study of our state tax position for the apportionment of our income based on our business activities and tax strategies existing as of the date of the spin-off as a stand-alone taxpayer. The study included formalization of our state income tax position through rulings from and discussions with taxing authorities in key selected states.

NET INCOME AND EARNINGS PER SHARE. Net income as a percentage of net revenues was 1.4% in 2004, 1.2% in 2003 and 1.1% in 2002, as a result of the aforementioned factors.

Basic earnings per share increased 12.0% for 2004. The weighted average shares outstanding were 271.9 million for 2004 and 270.1 million for 2003. Diluted earnings per share increased 11.5% for 2004. The diluted weighted average shares outstanding were 274.7 million for 2004 and 270.8 million for 2003. The increases in the weighted average shares outstanding and diluted weighted average shares outstanding reflect the issuance of stock under employee stock plans and the dilutive effect of outstanding stock options.

BUSINESS TRANSACTIONS WITH MERCK DURING THE MERCK OWNERSHIP PERIOD

We were a wholly-owned subsidiary of Merck from November 18, 1993, through August 19, 2003. For the majority of that period, Merck provided us with various services, including certain finance, legal, public affairs, executive oversight, human resources, procurement and other services. Our historical consolidated financial statements for 2003 and prior years include expense allocations related to these services, which diminished as we prepared for the spin-off from Merck. These expense allocations are reflected in selling, general and administrative expenses and amounted to $0.4 million for the year-to-date through August 19, 2003 (all of which was recorded in the first quarter of 2003) and $27.4 million in 2002. We consider these allocations to be reasonable reflections of the utilization of services provided.

Prescription drugs purchased from Merck that are dispensed by our mail order pharmacies are included in cost of product net revenues, or in inventory if not yet dispensed. During the periods prior to the spin-off, this inventory from Merck was recorded at a price that we believe approximated the price an unrelated third party would pay. During these periods, purchases from Merck as a percentage of our total cost of revenues remained consistently in the 4% to 5% range. In addition, we record rebates from Merck in cost of revenues based upon the volume of Merck prescription drugs dispensed through our retail pharmacy networks and by our mail order pharmacies. The accounting treatment for the historical transactions with Merck is consistent with how transactions with other third parties have been and continue to be treated.

Our revenues from sales to Merck for PBM and other services were not material in relation to overall revenues during 2003 and 2002.

The following table presents a summary of the additional transactions with Merck for the periods presented prior to the spin-off ($ in millions):

FOR FISCAL YEARS ENDED	December 27, 2003*	December 28, 2002
Sales to Merck for PBM and other services	$ 78.0	$ 115.2
Cost of inventory purchased from Merck	$930.4	$1,415.0
Gross rebates received from Merck	$301.1	$ 443.9

* Through the spin-off from Merck on August 19, 2003.

In connection with the spin-off, we entered into a managed care agreement with Merck. The managed care agreement includes terms related to market share performance levels, formulary access rebates and market share rebates payable by Merck, as well as other provisions, including liquidated damages. The provisions of our agreement with Merck do not represent guarantees, which would require that a liability be recorded in the consolidated balance sheets at fair value upon issuance.

We also entered into a tax responsibility allocation agreement with Merck. The tax responsibility allocation agreement includes, among other items, terms for the filing and payment of income taxes through the spin-off date. Prior to May 21, 2002, we were structured as a single member limited liability company, with Merck as the sole member. Effective May 21, 2002, we converted from a limited liability company wholly-owned by Merck, to a corporation, then wholly-owned by

Merck (the "incorporation"). For the period up to the spin-off date, Merck was charged federal taxes on our income as part of Merck's consolidated tax return, and our liability for federal income taxes was paid to Merck as part of the settlement of the net intercompany receivable from Merck.

For state income taxes prior to our incorporation, Merck was taxed on our income and our liability was paid to Merck in the settlement of the net intercompany receivable from Merck. This is also generally the case for the post-incorporation period through the spin-off date in states where Merck filed a unitary or combined tax return. In states where Merck did not file a unitary or combined tax return, we were generally responsible following incorporation for filing and paying the associated taxes, with our estimated state tax liability reflected in accrued expenses and other current liabilities. Since the spin-off date, we have been responsible for filing our own federal and state tax returns and making the associated payments.

In addition to the managed care agreement and tax responsibility agreement, we entered into an indemnification and insurance matters agreement under which, among other items, we may be obligated to indemnify Merck for lawsuits in which Medco and Merck are named as defendants. We and Merck also entered into a master separation and distribution agreement and other related agreements.

LIQUIDITY AND CAPITAL RESOURCES

CASH FLOWS. The following table presents selected data from our consolidated statements of cash flows ($ in millions):

FOR FISCAL YEARS ENDED	December 25, 2004	Increase (Decrease)	December 27, 2003	Increase (Decrease)	December 28, 2002
Net cash provided by operating activities	**$ 711.5**	$(412.4)	$1,123.9	$653.6	$470.3
Net cash used by investing activities	**(101.9)**	17.2	(119.1)	121.3	(240.4)
Net cash used by financing activities	**(102.6)**	278.1	(380.7)	(148.9)	(231.8)
Net increase (decrease) in cash and cash equivalents	**$ 507.0**	$(117.1)	$ 624.1	$626.0	$ (1.9)
Cash and cash equivalents at beginning of year	**$ 638.5**	$ 624.1	$ 14.4	$ (1.9)	$ 16.3
Cash and cash equivalents at end of year	**$1,145.5**	$ 507.0	$ 638.5	$624.1	$ 14.4

Operating Activities. The decrease in net cash provided by operating activities in 2004 of $412 million primarily reflects a $331 million decrease in cash flows from accounts receivable, net, principally resulting from the timing of collections of rebates receivable from pharmaceutical manufacturers. For 2003, accounts receivable, net, was favorably impacted by collections of rebates receivable from new or renewed agreements with brand pharmaceutical manufacturers in 2002, which upon initiation required greater time for bill preparation. These bills were brought to a more current status in 2003, with a corresponding increase in cash receipts from collections of billed amounts. Additionally in 2004, certain client contractual modifications resulted in a change in the timing of the payment of our client rebate liability, which reduced the rebate liability offset applied to the accounts receivable asset. This resulted in corresponding increases in accounts receivable, net, and other accounts payable of $145 million, with no impact on net cash flows from operating activities.

In 2004, there was also a decrease in cash flows from income taxes payable resulting from the establishment of income taxes payable post spin-off in 2003, which were previously reflected in the intercompany transfer to Merck, net, under financing activities, and the payment of those taxes as an operating cash flow. During the third quarter of 2004, we reduced our deferred tax asset for client rebates payable by $119 million to reflect accelerated tax deductibility, with an associated reduction in income taxes payable, having no effect on net cash provided by operating activities. Also contributing to the decrease in net cash provided by operating activities were lower retail pharmacy accounts payable due to lower retail volumes in 2004 compared to 2003. Partially offsetting these decreases were increases in cash flows in 2004 from the timing of inventory purchases. There were decreased cash flows from changes in inventories, net, in 2003 principally resulting from lower inventory purchases in 2002. The 2002 inventory purchases benefited from significant one-time inventory investments made in 2001 to support the opening of our dispensing pharmacy in Willingboro, New Jersey.

The increase in net cash provided by operating activities in 2003 of $654 million reflects a $761 million increase in cash flows from accounts receivable, net, principally resulting from the aforementioned collections of rebates receivable from pharmaceutical manufacturers. Accounts receivable, net, also benefited from the timing of client billings. We also reflected a $268 million increase in cash flows from current liabilities, generated by increases in taxes payable described above and increased accruals including those related to severance actions. Partially offsetting these increases are decreases in cash flows of $294 million from the aforementioned changes in inventories, net, and $200 million from changes in deferred income taxes. The deferred income tax change primarily reflects the impact of timing differences between accounting and tax records relative to the deductions for certain accrued expenses, as well as rebates passed back to clients.

Through the spin-off date of August 19, 2003, net cash from operating activities excluded various items paid to or by Merck on our behalf, such as tax payments made by Merck, and other items, which are reflected in the intercompany transfer from (to) Merck, net, in our cash flows from financing activities. Amounts so reflected for taxes paid by Merck, which represent our federal income tax provision and state income tax provision in states where Merck filed a unitary or combined return, were $137 million through the spin-off date of August 19, 2003 and $259 million in 2002. Accordingly, our net cash from operating activities does not fully reflect what our cash flows would have been had we been a separate company prior to August 19, 2003. Subsequent to August 19, 2003, tax payments are reflected in our net cash flows from operating activities.

Investing Activities. The decrease in net cash used by investing activities in 2004 of $17 million primarily results from reduced capital expenditures of $27 million, which reflects the further leveraging of capital investments made in previous years. The decrease in net cash used by investing activities in 2003 of $121 million is principally attributable to reduced capital expenditures of $110 million. Capital expenditures were higher in 2002 from investments required by the Health Insurance Portability and Accountability Act of 1996, and the investment in prescription order processing technologies in our mail order pharmacies as well as new member servicing capabilities. These 2002 investments were made in addition to the ongoing improvements to our technology, automation and Internet capabilities, which continued throughout 2003 and 2004 as well.

Purchases and proceeds from securities and other investments, which relate to investment activities of our insurance companies, are balanced in all years presented.

Financing Activities. The decrease in net cash used by financing activities in 2004 of $278 million primarily results from 2003 transactions associated with the spin-off, including the payment of a $2.0 billion parting cash dividend to Merck, net proceeds from debt of $1,496 million and the settlement of the intercompany receivable from Merck. In addition, during 2004, we paid down $200 million of the outstanding debt, which was partially offset by proceeds from stock issuance under employee stock plans. On December 29, 2004, which is included in the first fiscal quarter of 2005, we paid down an additional $200 million of the term loan facility, of which $20 million was a required installment payment.

The increase in net cash used by financing activities in 2003 of $149 million primarily reflects the aforementioned activity associated with the spin-off, net of a $464 million change in the intercompany receivable from Merck. Cash flows used by investing activities prior to August 2003 reflect Merck's historical management of our treasury operations and cash position. Net cash received from (provided to) Merck through the intercompany receivable was $232 million in 2003 and $(232) million in 2002. The increase in 2003 from 2002 in the net cash provided to Merck results from the factors discussed above for operating and investing activities.

In August 2003, in conjunction with our spin-off from Merck, we settled the net intercompany receivable from Merck as of July 31, 2003 at its recorded amount of $564.7 million. We also completed in August 2003 an underwritten public offering of $500 million aggregate principal amount of ten-year senior notes at a price to the public of 99.195 percent of par value. The senior notes bear interest at a rate of 7.25 percent per annum and mature on August 15, 2013. In addition, we borrowed $900 million in term loans under a $1,150 million senior secured credit facility, which also included a revolving credit facility amounting to $250 million, and drew down $100 million under a $500 million accounts receivable financing facility. The proceeds from these borrowings and the amount received through the settlement of the net intercompany receivable from Merck were used to pay a $2.0 billion parting cash dividend to Merck.

Of the $2.0 billion parting cash dividend paid to Merck, $500.4 million, representing the accumulated retained earnings from May 25, 2002 through August 19, 2003, was applied to retained earnings, and the balance of $1,499.6 million was applied to additional paid-in capital. In determining the amount of the parting cash dividend paid to Merck, our then-comprised Board of Directors and Merck considered our ability to service the debt we incurred to pay the dividend and the appropriate capital structure for our company to be able to compete effectively in our industry.

We may redeem the senior notes at our option, in whole or in part, at any time at a price equal to the greater of: (i) 100% of the principal amount of the notes being redeemed, or (ii) the sum of the present values of 107.25% of the principal amount of the notes being redeemed, plus all scheduled payments of interest on the notes discounted to the redemption date at a semi-annual equivalent yield to a comparable treasury issue for such redemption date plus 50 basis points.

On March 26, 2004, we completed a refinancing of our senior secured term loan facilities, which had an outstanding balance of $900 million at the end of fiscal 2003. The refinancing included an amended and restated $800 million, 4.5-year senior secured term loan facility, at an initial interest rate reflecting the London Interbank Offered Rate ("LIBOR") plus a 1.25 percent margin. This facility, along with cash on hand, was used to repay in full the aggregate March 2004 outstanding amount of the existing secured term loan facilities of $888.8 million. This refinancing reduced annualized interest expense by approximately $6 million. The refinancing also resulted in a one-time charge of $5.5 million for debt issuance costs associated with the extinguishment of the original term loans. The $250 million senior secured revolving credit facility and $500 million accounts receivable financing facility remained in place.

In addition, in the first quarter of 2004, we entered into interest rate swap agreements on $200 million of the $500 million in 7.25% senior notes. These swap agreements were entered into as an effective hedge to (i) convert a portion of the senior note fixed rate debt into floating rate debt; (ii) maintain a capital structure containing appropriate amounts of fixed and floating rate debt; and (iii) lower the interest expense on these notes in the near term. There are no current plans to enter into further swap agreements. We do not expect our cash flows to be affected to any significant degree by a sudden change in market interest rates.

The estimated weighted average annual interest rate on our indebtedness was approximately 4.7% in 2004 and 5.1% in 2003. Several factors could change the weighted average annual interest rate, including but not limited to a change in reference rates used under our credit facilities and swap agreements. A 25 basis point change in the weighted average annual interest rate relating to the credit facilities balances outstanding and interest rate swap agreements as of December 25, 2004, which are subject to variable interest rates based on the LIBOR, would yield a $2.25 million change in annual interest expense.

The senior secured credit facility, senior notes and the accounts receivable financing facility contain covenants, including, among other items, limitations on capital expenditures, minimum fixed charges, maximum leverage ratios, as well as restrictions on additional indebtedness, dividends, share repurchases, and asset sales and liens. Furthermore, our tax responsibility allocation agreement with Merck imposes conditions on our ability to repurchase shares of our common stock for a two-year period subsequent to the August 2003 spin-off. We may incur additional indebtedness by drawing down under our senior secured revolving credit facility or accounts receivable financing facility. At December 25, 2004, we had approximately $164.5 million available for borrowing under our senior secured revolving credit facility, exclusive of approximately $85.5 million in issued letters of credit, and $471 million available for borrowing under our accounts receivable financing facility.

Total cash and short-term investments as of December 25, 2004 were $1,211 million, including $1,146 million in cash and cash equivalents. Total cash and short-term investments as of December 27, 2003 were $698 million, including $639 million in cash and cash equivalents. The increase of $513 million in cash and short-term investments in 2004 reflects an increase due to positive cash flows from operations.

EBITDA

We calculate and use EBITDA and EBITDA per adjusted prescription as indicators of our ability to generate cash from our reported operating results. These measurements are used in concert with net income, and cash flows from operations, which measure actual cash generated in the period. In addition, we believe that EBITDA and EBITDA per adjusted prescription are supplemental measurement tools used by analysts and investors to help evaluate overall operating performance and the ability to incur and service debt and make capital expenditures. EBITDA does not represent funds available for our discretionary use and is not intended to represent or to be used as a substitute for net income or cash flows from operations data as measured under U.S. generally accepted accounting principles. The items excluded from EBITDA but included in the calculation of our reported net income are significant components of our consolidated statements of income, and must be considered in performing a comprehensive assessment of our overall financial performance. EBITDA, and the associated year-to-year trends, should not be considered in isolation. Our calculation of EBITDA may not be consistent with calculations of EBITDA used by other companies.

EBITDA per adjusted prescription is calculated by dividing EBITDA by the adjusted prescription volume for the period. This measure is used as an indicator of our EBITDA performance on a per-unit basis, providing insight into the cash-generating potential of each prescription. EBITDA per adjusted prescription reflects the level of efficiency in the business model and is further impacted by changes in prescription mix between retail and mail, as well as the relative representation of brand-name and generic drugs.

The following table reconciles our reported net income to EBITDA and presents EBITDA per adjusted prescription for each of the respective periods ($ in millions, except for EBITDA per adjusted prescription data):

FOR FISCAL YEARS ENDED	December 25, 2004	December 27, 2003	December 28, 2002
Net income	**$ 481.6**	$ 425.8	$361.6
Add:			
Interest and other (income) expense, net	**59.9**(1)	23.7(2)	7.9(3)
Provision for income taxes	**324.7**	302.9	258.7
Depreciation expense	**197.6**	189.0	172.5
Amortization expense	**179.9**	94.3	84.9
EBITDA	**$1,243.7**	$1,035.7	$885.6
Adjusted prescriptions(4)	**678.3**	688.2	711.6
EBITDA per adjusted prescription	**$ 1.83**	$ 1.50	$ 1.24

(1) *Includes a one-time write-off of deferred debt issuance costs amounting to $5.5 million in the first quarter of 2004 associated with the debt refinancing.*

(2) Excludes a one-time gain of $11 million from the sale in the first quarter of 2003 of a minority equity investment in a nonpublic company.

(3) Includes approximately $11 million of interest rate swap termination costs and debt issuance costs expensed in the second quarter of 2002.

(4) Estimated adjusted prescription volume equals mail order prescriptions multiplied by 3, plus retail prescriptions. The mail order prescriptions are multiplied by 3 to adjust for the fact that mail order prescriptions include approximately 3 times the amount of product days supplied compared with retail prescriptions.

EBITDA per adjusted prescription increased by $0.33 or 22% for 2004 compared with 2003, and $0.26 or 21% for 2003 compared with 2002. Net income for 2004 exceeded 2003 by 13.1% and 2003 exceeded 2002 by 17.8%. The 2004 growth rate for EBITDA per adjusted prescription exceeded the related net income growth rates primarily as a result of increased representation of mail order prescriptions in the overall adjusted prescription base and the exclusions of intangible asset amortization, interest expense associated with the debt incurred in conjunction with the spin-off, and accelerated depreciation associated with aforementioned management decisions to realign pharmacy operations. The 2003 growth rate for EBITDA per adjusted prescription exceeded the net income growth rate primarily as a result of interest expense associated with the debt incurred in conjunction with the spin-off.

CONTRACTUAL OBLIGATIONS

We lease pharmacy and call center pharmacy facilities, offices and warehouse space throughout the United States under various operating leases. In addition, we lease pill dispensing and counting devices and other operating equipment for use in our mail order pharmacies and computer equipment for use in our data center.

The following table presents our contractual obligations as of December 25, 2004, as well as our long-term debt obligations, including the current portion of long-term debt ($ in millions):

PAYMENTS DUE BY PERIOD

	Total	2005	2006–2007	2008–2009	Thereafter
Long-term debt obligations, including current portion(1)	$1,200.0	$100.0	$140.0	$460.0	$500.0
Interest expense on long-term debt obligations(2)	366.4	56.2	100.1	78.7	131.4
Operating lease obligations	92.9	30.5	34.8	14.1	13.5
Purchase obligation(3)	5.9	5.9	–	–	–
Total	$1,665.2	$192.6	$274.9	$552.8	$644.9

(1) Long-term debt obligations exclude the $3.7 million in unamortized discount on the senior notes and the fair value adjustment of $3.4 million associated with the interest rate swap agreements on $200 million of the senior notes.

(2) The variable component of interest expense for the term loan facility is based on actual fourth quarter 2004 LIBOR. The LIBOR fluctuates and may result in differences in the presented interest expense on long-term debt obligations.

(3) Represents contractual commitments to purchase pharmaceutical inventory from a manufacturer.

We do not expect to have a minimum pension funding requirement under the Internal Revenue Code during 2005.

As of December 25, 2004, we had letters of credit outstanding of approximately $88.0 million, of which approximately $85.5 million were issued under our senior secured revolving credit facility.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We have floating rate debt with our credit facilities and investments in marketable securities that are subject to interest rate volatility. In addition, in the first quarter of 2004, we entered into interest rate swap agreements on $200 million of the $500 million in 7.25% senior notes. As a result of the interest rate swap agreements, the $200 million of senior notes is subject to interest rate volatility. A 25 basis point change in the weighted average annual interest rate relating to the credit facilities balances outstanding and interest rate swap agreements as of December 25, 2004, which are subject to variable interest rates based on the LIBOR, would yield a change of approximately $2.25 million in annual interest expense. Such interest rate sensitivity was substantially similar as of December 27, 2003. There are no current plans to enter into further swap agreements. We do not expect our cash flows to be affected to any significant degree by a sudden change in market interest rates.

We operate our business within the United States and Puerto Rico and execute all transactions in U.S. dollars and, therefore, we have no foreign exchange risk.

LOOKING FORWARD

On February 23, 2005, we announced that we entered into an agreement to acquire Accredo Health, Incorporated ("Accredo"), a leading provider of specialty pharmacy products and services for the treatment of patients with complex, chronic diseases. Total consideration is approximately $2.2 billion in cash and Medco common stock. Accredo has approximately $0.3 billion of debt on its balance sheet. Under terms of the agreement, each Accredo share outstanding will be exchanged for $22.00 in cash and 0.49107 shares of our common stock, subject to adjustment based on the value of the common stock in certain situations as provided in the agreement and plan of merger. We expect to fund the cash portion of the consideration through a combination of cash on hand, bank borrowings and our accounts receivable financing facility. The transaction is expected to close in mid-2005.

Subsequent to the closing of the Accredo acquisition, we expect to be capitalized by an anticipated debt to EBITDA ratio of 1.5x and a debt to total capitalization ratio of less than 25 percent. We believe that our 2005 cash flows will continue to be positive and adequate to fund our ongoing operations, debt service, and capital and strategic investments. It is anticipated that our 2005 capital expenditures, excluding the impact of the Accredo transaction, will not exceed $130 million. We have no immediate plans for stock repurchases or dividend payments.

Fiscal year 2005 will consist of 53 weeks.

USE OF ESTIMATES AND CRITICAL ACCOUNTING POLICIES AND ESTIMATES

USE OF ESTIMATES. The preparation of consolidated financial statements requires companies to include certain amounts that are based on management's best estimates and judgments. In preparing the consolidated financial statements, management reviewed its accounting policies and believes that these accounting policies are appropriate for a fair presentation of our financial position, results of operations and of cash flows. Several of these accounting policies contain estimates, the most significant of which are discussed below. Actual results may differ from those estimates, and it is possible that future results of operations for any particular quarterly or annual period could be materially affected by the ultimate actual results. We discuss the impact and any associated risks related to these policies on our business operations throughout this "Management's Discussion and Analysis" section.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES. We describe below what we believe to be our critical accounting policies.

Revenue Recognition. Our revenues are derived principally from sales of prescription drugs to our clients, either through our networks of contractually affiliated retail pharmacies or our mail order pharmacies. We recognize these revenues when the prescriptions are dispensed through retail pharmacies in our contractually affiliated networks or our mail order pharmacies and received by our clients' members. We have determined that our responsibilities under our client contracts to adjudicate member claims properly and control clients' drug spend, our separate contractual pricing relationships and responsibilities to the retail pharmacies in our networks, and our interaction with clients' members, among other indicators, qualify us as the principal under the indicators set forth in EITF 99-19, "Reporting Gross Revenue as a Principal vs. Net as an Agent," in most of our transactions with clients. Our responsibilities under our client contracts include validating that the patient is a member of the client's plan and that the prescription drug is in the applicable formulary, instructing the pharmacist as to the prescription price and the co-payment due from the patient who is a member of a client's plan, identifying possible adverse drug interactions for the pharmacist to address with the physician prior to dispensing, suggesting medically appropriate generic alternatives to control drug cost to our clients and their members, and approving the prescription for dispensing. We recognize revenues from our retail network contracts where we are the principal, and our mail order pharmacies, on a gross reporting basis, in accordance with EITF 99-19 at the prescription price (ingredient cost plus dispensing fee) negotiated with our clients, including the portion of the price to be settled directly by the member (co-payment) plus our administrative fees. Although we do not have credit risk with respect to retail co-payments, all of the above indicators of gross treatment are present. In addition, we view these co-payments as a plan design mechanism that we evaluate in concert with our clients to help them manage their retained prescription drug spending costs, and the level of co-payments does not affect our rebates or margin on the transaction. In the limited instances where the terms of our contracts and nature of our involvement in the prescription fulfillment process do not qualify us as a principal under EITF 99-19, our revenues on those transactions consist of the administrative fee paid to us by our clients.

We deduct from our revenues the manufacturers' rebates that are earned by our clients based on their members' utilization of brand-name formulary drugs. We estimate these rebates at period-end based on actual and estimated claims data and our estimates of the manufacturers' rebates earned by our clients. We base our estimates on the best available data at period-end and recent history for the various factors that can affect the amount of rebates due to the client. We adjust our rebates payable to clients to the actual amounts paid when these rebates are paid, generally on a quarterly basis, or as significant events occur. We record any cumulative effect of these adjustments against revenues as identified, and adjust our estimates prospectively to consider recurring matters. Adjustments generally result from contract changes with our clients, differences between the estimated and actual product mix subject to rebates or whether the product was included in the applicable formulary. Adjustments to our estimates have not been material to our quarterly or annual results of operations. We also deduct from our revenues discounts offered and other payments made to our clients. Other payments include, for example, implementation allowances and payments related to performance guarantees. Where we provide implementation or other allowances to clients upon contract initiation, we capitalize these payments and amortize them, generally on a straight-line basis, over the life of the contract as a reduction of revenue. These payments are capitalized only in cases where they are refundable upon cancellation or relate to noncancelable contracts.

Rebates Receivable and Payable. Rebates receivable from pharmaceutical manufacturers are earned based upon the dispensing of prescriptions at either pharmacies in our retail networks or our mail order pharmacies, are recorded as a reduction of cost of revenues and are included in accounts receivable, net. We accrue rebates receivable by multiplying estimated rebatable prescription drugs dispensed by the pharmacies in our retail networks, or dispensed by our mail order pharmacies, by the contractually agreed manufacturer rebate amount, which in certain cases may be based on estimated market share data. We revise rebates receivable estimates to actual, with the difference recorded to cost of revenues, when third-party market share data is available and final rebatable prescriptions are calculated, and rebates are billed to the manufacturer, generally 30 to 90 days subsequent to the end of the applicable quarter. Historically, the effect of adjustments resulting from the reconciliation of our estimated rebates recognized and recorded to actual amounts billed has not been material to our results of operations. Rebates payable to clients are estimated and accrued based upon the prescription drugs dispensed by the pharmacies in our retail networks or by our mail order pharmacies. Rebates are generally paid to clients on a quarterly basis after collection of rebates receivable from manufacturers, at which time rebates payable are revised to reflect amounts due. Certain clients prefer to receive their rebates on a more accelerated basis in exchange for other pricing elements. Typically, our client contracts give the client the right to audit our calculation of pharmaceutical manufacturers' rebates passed back to them. In addition, our contracts with pharmaceutical manufacturers generally give the manufacturer the right to audit our calculation of amounts billed to them. Historically, adjustments related to these audits have not been material.

Contract Profitability. We perform detailed client profitability modeling prior to finalizing pricing terms with our clients and monitor contract profitability periodically throughout the term of each contract. If the contract would result in a loss over its duration, we would record a charge to earnings immediately for the entire amount of the loss. To date, no charges have been required.

Allocations from Merck. Our historical consolidated financial statements for 2003 and prior years include allocations of certain corporate functions historically provided by Merck prior to the spin-off, such as finance, legal, public affairs, executive oversight, human resources, procurement and other services. These allocations were made using relative percentages of operating expenses, pretax income, headcount, the effort expended by Merck for us compared with its other operations, or other reasonable methods. We consider these allocations to be reasonable reflections of the utilization of services provided. We had assumed full responsibility for these services and the related expenses prior to the completion of the spin-off.

Income Taxes. As described previously in our "Business Transactions with Merck during the Merck Ownership Period" section, Merck was responsible through the spin-off date for the filing of federal income taxes, and state income taxes where Merck filed a unitary or combined return. As described further in Note 8, "Taxes on Income," to our consolidated financial statements included in this annual report, under the terms of the tax responsibility allocation agreement with Merck, we are responsible for the payment of federal income taxes and all state income taxes on income earned subsequent to the spin-off date, except that we are also generally responsible for state income taxes on income earned subsequent to the May 2002 date of the incorporation in states where Merck did not file a unitary or combined return. These federal and state income tax liabilities are reflected in accrued expenses and other current liabilities. Merck is responsible for the payment of federal and state income taxes on income earned prior to the aforementioned transition dates. We record deferred tax assets and liabilities based on temporary differences between the financial statement basis and the tax basis of assets and liabilities using presently enacted tax rates.

As a result of our incorporation in May 2002 and our spin-off from Merck in August 2003, we do not have substantial tax filing history as an independent company. Our taxable income and apportionment rates by state represent significant estimates reflected in our tax provision. During the second quarter of 2004, we completed a study of our state tax position for the apportionment of our income, based on our business activities and tax strategies existing as of the spin-off date as a stand-alone taxpayer. The study included formalization during the second quarter of our state income tax position through rulings from and discussions with taxing authorities in key selected states. As a result of the outcome of the study, we have determined that our income taxes as a stand-alone taxpayer should be provided at a lower effective rate than the rate we used as a member of the Merck consolidated group. Because these estimates have been based on our limited history, these estimates may change in future periods as our business evolves and we make future tax filings.

Property and Equipment. We state property and equipment at cost less accumulated depreciation and amortization. We calculate depreciation using the straight-line method for assets with useful lives ranging from three to 45 years. We amortize leasehold improvements over the shorter of the remaining life of the lease or the useful lives of the assets.

Software Developed for Internal Use. We invest significantly in developing software to enhance operations and meet the needs of our clients. We apply the American Institute of Certified Public Accountants Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." Certain costs of computer software developed or obtained for internal use are capitalized and amortized on a straight-line basis over three to five years. Costs for general and administrative expenses, overhead, maintenance and training, as well as the cost of software coding that does not add functionality to the existing system, are expensed as incurred.

Goodwill and Intangible Assets. Goodwill primarily represents the push-down of the excess of acquisition costs over the fair value of our net assets from our acquisition by Merck in 1993, and, to a significantly lesser extent, our acquisition of ProVantage Health Services, Inc. in 2000. To determine whether goodwill has been impaired, we must first determine Medco's fair value. This determination involves significant judgment. If we conclude that fair value is less than Medco's book value, SFAS 142 requires us to allocate our fair value to our assets and liabilities as if we had been acquired at that fair value. We would be required to record an impairment charge to the extent recorded goodwill exceeds the amount of goodwill resulting from this allocation. The most recent assessment of goodwill impairment was performed as of December 25, 2004, and the recorded goodwill was determined not to be impaired.

Our intangible assets primarily represent the value of client relationships that was recorded upon our acquisition in 1993 by Merck. These assets are reviewed for impairment whenever events, such as losses of significant clients, or other changes in circumstances indicate that the carrying amount may not be recoverable. When these events occur, we compare the carrying amount of the assets to the undiscounted pretax expected future cash flows derived from the lowest appropriate asset grouping. If this comparison indicates that there is an impairment, the amount of the impairment is calculated using discounted expected future cash flows. We continually assess the useful lives of our intangible assets, taking into account historical client turnover experience, including recent losses of clients and expected future losses. Until December 28, 2002, the intangible asset from the Merck acquisition was being amortized over a weighted average useful life of 38 years. Effective as of the beginning of fiscal year 2003, we revised the weighted average useful life of the intangible asset to 35 years, with the annual intangible asset amortization expense increasing by $9.4 million compared to 2002. Effective as of the beginning of the 2004 fiscal year, the weighted average useful life was revised from 35 years to 23 years, with the annual intangible asset amortization expense increasing to $179.9 million from $94.3 million in 2003.

Pension and Other Postretirement Benefit Plans. Pension and other postretirement benefit plan information for financial reporting purposes is calculated using actuarial assumptions, including a discount rate for plan benefit obligations and an expected rate of return on pension plan assets.

We reassess our benefit plan assumptions on a regular basis. For both the pension and other postretirement benefit plans, the discount rate is evaluated annually and modified to reflect the prevailing market rate at the end of our fiscal year of a portfolio of high quality (AA and above) fixed-income debt instruments that would provide the future cash flows needed to pay the benefits included in the benefit obligation as they come due. At December 25, 2004, we changed the discount rate to 5.75% from 6.0% for our pension and other postretirement benefit plans.

The expected rate of return for the pension plan represents the average rate of return to be earned on the plan assets over the period the benefits included in the benefit obligation are to be paid. In developing the expected rate of return, we consider long-term compounded annualized returns of historical market data as well as historical actual returns on our plan assets. Using this reference information, we develop forward-looking return expectations for each asset category and a weighted average expected long-term rate of return for a targeted portfolio allocated across these investment categories. As a result of this analysis, for 2005, we will maintain the expected rate of return assumption of 8.0% for our pension plan.

Actuarial assumptions are based on management's best estimates and judgment. A reasonably possible change of plus (minus) 25 basis points in the discount rate assumption, with other assumptions held constant, would have an estimated $0.7 million favorable (unfavorable) impact on net pension and postretirement benefit cost. A reasonably possible change of plus (minus) 25 basis points in the expected rate of return assumption, with other assumptions held constant, would have an estimated $0.2 million favorable (unfavorable) impact on net pension cost.

In the fourth quarter of 2003, the Compensation Committee of the Board of Directors approved a change to the postretirement health benefit plan, which included changes to age and service requirements, introduction of a limit (or cap) on company subsidies to be based on 2004 costs, and reduced subsidies for spouses and dependents. Since the plan is capped based on 2004 costs, employer liability is not affected by the healthcare trend rate after 2004. This plan change resulted in approximately $19 million of net postretirement benefit cost reductions in 2004 compared to 2003.

For additional information on pension and other postretirement benefit plans, see Note 7, "Pension and Other Postretirement Benefits," to our consolidated financial statements included in this annual report.

Contingencies. We are currently involved in various legal proceedings and other disputes with third parties that arise from time to time in the ordinary course of business. We have considered these proceedings and disputes in determining the necessity of any reserves for losses that are probable and reasonably estimable in accordance with SFAS No. 5, "Accounting for Contingencies." Our recorded reserves are based on estimates developed with consideration given to the potential merits of claims, the range of possible settlements, advice from outside counsel, and management's strategy with regard to the settlement of such claims or defense against such claims. For additional information on contingencies, see Note 12, "Commitments and Contingencies," to our consolidated financial statements included in this annual report.

EFFECTS OF RECENT ACCOUNTING PRONOUNCEMENTS

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), "Share-Based Payment" ("Statement 123 (R)"), which revises SFAS No. 123, "Accounting for Stock-Based Compensation," and supersedes Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and its related implementation guidance. Statement 123 (R), which is effective as of the first interim or annual reporting period that begins after June 15, 2005, requires companies to include compensation expense from stock options granted to employees in the consolidated statements of income. We are required to adopt these new accounting requirements in the fiscal third quarter of 2005. We expect to use the modified prospective method available under Statement 123 (R), and to record an additional net after-tax charge to earnings amounting to approximately $15 million for each of the third and fourth quarters of 2005.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. These statements involve risks and uncertainties that may cause results to differ materially from those set forth in the statements. No forward-looking statement can be guaranteed, and actual results may differ materially from those projected. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise. The forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about our industry, business and future financial results. We use words such as "anticipates," "believes," "plans," "expects," "future," "intends," "may," "will," "should," "could," "estimates," "predicts," "potential," "continue" and similar expressions to identify these forward-looking statements. Our actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors. These factors include:

- Competition in the PBM industry and in the healthcare industry generally;
- Pressure on discounts and rebates from pharmaceutical manufacturers and margins in the PBM industry;
- The impact on our business and competitive position of our managed care agreement with Merck;
- Our ability to obtain new clients and the possible termination of, or unfavorable modification to, contracts with key clients;
- Risks associated with our failure to satisfy contractual obligations to clients;
- Risks associated with our agreement to acquire Accredo Health, Incorporated;
- Possible contractual or regulatory changes affecting pricing, rebates, discounts, or other practices of pharmaceutical manufacturers;
- Risks associated with our indebtedness and debt service obligations;
- Governmental investigations and governmental and *qui tam* actions filed against us;
- Liability and other claims asserted against us;
- Risks related to products that are withdrawn from the market or when increased safety risk profiles of specific drugs result in utilization decreases;
- Risks related to bioterrorism and mail tampering;
- Any disruption of, or failure in, either of our two automated pharmacies or our data center;
- Developments in the healthcare industry, including the impact of increases in healthcare costs, changes in drug utilization and cost patterns and the introduction of new brand-name and/or generic drugs;
- New or existing governmental regulations or legislation and changes in, or the failure to comply with, governmental regulations or legislation;
- The possibility of a material noncash charge to income if our recorded intangible assets are impaired or require accelerated amortization from a change in the remaining useful life; and
- General economic and business conditions.

The foregoing list of factors is not exhaustive. One should carefully consider the foregoing factors and the other uncertainties and potential events described in our Annual Report on Form 10-K and other documents filed from time to time with the Securities and Exchange Commission.

(In millions, except for per share data) 2004	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Product net revenues[1]	**$8,822.8**	**$8,615.3**	**$8,760.2**	**$8,826.0**
Service revenues	**90.4**	**81.3**	**76.0**	**79.9**
Total net revenues[1]	**8,913.2**	**8,696.6**	**8,836.2**	**8,905.9**
Cost of operations:				
Cost of product net revenues[1]	**8,427.6**	**8,238.7**	**8,377.6**	**8,452.6**
Cost of service revenues	**37.0**	**32.2**	**30.9**	**32.6**
Total cost of revenues[1]	**8,464.6**	**8,270.9**	**8,408.5**	**8,485.2**
Selling, general and administrative expenses	**169.8**	**170.8**	**156.8**	**178.9**
Amortization of intangibles	**45.0**	**45.0**	**45.0**	**45.0**
Interest and other (income) expense, net	**12.0**	**12.6**	**13.3**	**22.0**
Total cost of operations	**8,691.4**	**8,499.3**	**8,623.6**	**8,731.1**
Income before provision for income taxes	**221.8**	**197.3**	**212.6**	**174.8**
Provision for income taxes	**89.0**	**79.2**	**85.3**	**71.2**
Net income	**$ 132.8**	**$ 118.1**	**$ 127.3**	**$ 103.6**
Basic earnings per share:				
Weighted average shares outstanding	**273.3**	**272.1**	**271.4**	**270.8**
Earnings per share	**$ 0.49**	**$ 0.43**	**$ 0.47**	**$ 0.38**
Diluted earnings per share:				
Weighted average shares outstanding	**276.5**	**274.2**	**274.6**	**273.7**
Earnings per share	**$ 0.48**	**$ 0.43**	**$ 0.46**	**$ 0.38**

(In millions, except for per share data) 2003	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Product net revenues[2]	$8,909.5	$8,447.9	$8,317.8	$8,237.9
Service revenues	92.4	76.1	86.7	96.2
Total net revenues[2]	9,001.9	8,524.0	8,404.5	8,334.1
Cost of operations:				
Cost of product net revenues[2]	8,540.1	8,087.5	7,985.5	7,939.5
Cost of service revenues	48.8	47.7	48.1	45.1
Total cost of revenues[2]	8,588.9	8,135.2	8,033.6	7,984.6
Selling, general and administrative expenses	170.9	184.8	167.7	163.0
Amortization of intangibles	23.6	23.6	23.6	23.6
Interest and other (income) expense, net	16.1	8.7	(0.4)	(11.7)
Total cost of operations	8,799.5	8,352.3	8,224.5	8,159.5
Income before provision for income taxes	202.4	171.7	180.0	174.6
Provision for income taxes	84.1	71.4	74.8	72.6
Net income	$ 118.3	$ 100.3	$ 105.2	$ 102.0
Basic earnings per share:				
Weighted average shares outstanding	270.3	270.0	270.0	270.0
Earnings per share	$ 0.44	$ 0.37	$ 0.39	$ 0.38
Diluted earnings per share:				
Weighted average shares outstanding	272.8	270.2	270.0	270.0
Earnings per share	$ 0.43	$ 0.37	$ 0.39	$ 0.38

Notes

(1) Includes retail co-payments of $1,652 million for the fourth quarter, $1,631 million for the third quarter, $1,694 million for the second quarter and $1,795 million for the first quarter of 2004.

(2) Includes retail co-payments of $1,820 million for the fourth quarter, $1,686 million for the third quarter, $1,666 million for the second quarter and $1,677 million for the first quarter of 2003.

The fourth quarter of 2004 includes $21.4 million in additional intangible asset amortization compared to 2003, as a result of a decrease in the useful life of certain intangible assets at the beginning of 2004. The fourth quarter of 2003 includes $18 million for restructuring costs, $17 million for litigation expenses and net reserves for client disputes, and a $15 million charge for adverse purchase commitments.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

Our management is responsible for the integrity and objectivity of all information presented in this annual report. The consolidated financial statements were prepared in conformity with accounting principles generally accepted in the United States of America and include amounts based on management's best estimates and judgments. Management believes the consolidated financial statements fairly reflect the form and substance of transactions and that the financial statements present fairly, in all material respects, the Company's financial position, results of operations and cash flows.

The Audit Committee of the Board of Directors, which is composed solely of independent directors, meets regularly with the independent auditors, PricewaterhouseCoopers LLP, the internal auditors and representatives of management to review accounting, financial reporting, internal control and audit matters, as well as the nature and extent of the audit effort. The Audit Committee is responsible for the engagement of the independent auditors. The independent auditors and internal auditors have free access to the Audit Committee.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management, with the participation of its Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company's internal control over financial reporting as of December 25, 2004. In making this assessment, the Company's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control – Integrated Framework.*

Based on its assessment, management has concluded that, as of December 25, 2004, the Company's internal control over financial reporting is effective based on those criteria.

The Company's management's assessment of the effectiveness of its internal control over financial reporting as of December 25, 2004 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report, which is included on page 37 of this annual report.

David B. Snow, Jr.
Chairman, President
& Chief Executive Officer

JoAnn A. Reed
Senior Vice President, Finance
& Chief Financial Officer

To the Shareholders and Board of Directors
of Medco Health Solutions, Inc.:

We have completed an integrated audit of Medco Health Solutions, Inc.'s 2004 consolidated financial statements, and of its internal control over financial reporting as of December 25, 2004 and audits of its 2003 and 2002 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

CONSOLIDATED FINANCIAL STATEMENTS

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, stockholders' equity and cash flows present fairly, in all material respects, the financial position of Medco Health Solutions, Inc. and its subsidiaries (the "Company") at December 25, 2004 and December 27, 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 25, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Also, in our opinion, management's assessment, included in Management's Report on Internal Control Over Financial Reporting appearing on page 36, that the Company maintained effective internal control over financial reporting as of December 25, 2004, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 25, 2004, based on criteria established in *Internal Control – Integrated Framework* issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

Florham Park, NJ
February 23, 2005

CONSOLIDATED BALANCE SHEETS

(In millions, except for share data)	December 25, 2004	December 27, 2003
Assets		
Current assets:		
Cash and cash equivalents	**$ 1,145.5**	$ 638.5
Short-term investments	**65.4**	59.5
Accounts receivable, net	**1,555.4**	1,394.0
Inventories, net	**1,315.6**	1,213.4
Prepaid expenses and other current assets	**66.7**	95.5
Deferred tax assets	**171.8**	359.4
Total current assets	**4,320.4**	3,760.3
Property and equipment, net	**657.8**	757.3
Goodwill, net	**3,310.2**	3,310.2
Intangible assets, net	**2,140.6**	2,320.5
Other noncurrent assets	**112.5**	114.7
Total assets	**$10,541.5**	$10,263.0
Liabilities and Stockholders' Equity		
Current liabilities:		
Claims and other accounts payable	**$ 2,162.1**	$ 1,988.2
Accrued expenses and other current liabilities	**382.4**	567.1
Current portion of long-term debt	**100.0**	50.0
Total current liabilities	**2,644.5**	2,605.3
Noncurrent liabilities:		
Long-term debt, net	**1,092.9**	1,346.1
Deferred tax liabilities	**1,030.2**	1,177.5
Other noncurrent liabilities	**54.5**	54.1
Total liabilities	**4,822.1**	5,183.0
Commitments and contingencies (See Note 12)		
Stockholders' equity:		
Preferred stock, par value $0.01 – authorized: 10,000,000 shares; issued and outstanding: 0	**–**	–
Common stock, par value $0.01 – authorized: 1,000,000,000 shares; issued and outstanding: 274,436,379 shares at December 25, 2004 and 270,532,667 shares at December 27, 2003	**2.7**	2.7
Accumulated other comprehensive income	**–**	–
Additional paid-in capital	**5,067.0**	4,913.4
Unearned compensation	**(3.2)**	(7.4)
Retained earnings	**652.9**	171.3
Total stockholders' equity	**5,719.4**	5,080.0
Total liabilities and stockholders' equity	**$10,541.5**	$10,263.0

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

FOR FISCAL YEARS ENDED (In millions, except for per share data)	**December 25, 2004**	December 27, 2003	December 28, 2002
Product net revenues (Includes retail co-payments of $6,773 for 2004, $6,850 for 2003, and $6,457 for 2002)	**$35,024.4**	$33,913.1	$32,573.0
Service revenues	**327.5**	351.4	385.5
Total net revenues	**35,351.9**	34,264.5	32,958.5
Cost of operations:			
Cost of product net revenues (Includes retail co-payments of $6,773 for 2004, $6,850 for 2003, and $6,457 for 2002)	**33,496.6**	32,552.7	31,483.9
Cost of service revenues	**132.8**	189.7	173.8
Total cost of revenues (See Note 11 for a description of transactions with Merck)	**33,629.4**	32,742.4	31,657.7
Selling, general and administrative expenses	**676.4**	686.4	587.7
Amortization of intangibles	**179.9**	94.3	84.9
Interest and other (income) expense, net	**59.9**	12.7	7.9
Total cost of operations	**34,545.6**	33,535.8	32,338.2
Income before provision for income taxes	**806.3**	728.7	620.3
Provision for income taxes	**324.7**	302.9	258.7
Net income	**$ 481.6**	$ 425.8	$ 361.6
Basic earnings per share:			
Weighted average shares outstanding	**271.9**	270.1	270.0
Earnings per share	**$ 1.77**	$ 1.58	$ 1.34
Diluted earnings per share:			
Weighted average shares outstanding	**274.7**	270.8	270.0
Earnings per share	**$ 1.75**	$ 1.57	$ 1.34

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Number of of Shares (in thousands)	($ in millions, except for per share data)					
	Common Stock	$0.01 Par Value Common Stock	Accumulated Other Comprehensive Income (Loss)	Additional Paid-in Capital	Unearned Compensation	Retained Earnings*	Total Stockholders' Equity
Balances at December 29, 2001	270,000	$2.7	$(5.6)	$ 6,271.2	$ –	$ –	$ 6,268.3
Minimum pension liability, net of tax of $3.0	–	–	5.7	–	–	–	5.7
Net income	–	–	–	115.7	–	245.9	361.6
Total comprehensive income	–	–	5.7	115.7	–	245.9	367.3
Balances at December 28, 2002	270,000	2.7	0.1	6,386.9	–	245.9	6,635.6
Net income	–	–	–	–	–	425.8	425.8
Unrealized loss on investments	–	–	(0.1)	–	–	–	(0.1)
Total comprehensive income	–	–	(0.1)	–	–	425.8	425.7
Issuance of common stock for options exercised	533	–	–	13.8	–	–	13.8
Restricted stock unit activity	–	–	–	12.3	(7.4)	–	4.9
Dividend paid to Merck	–	–	–	(1,499.6)	–	(500.4)	(2,000.0)
Balances at December 27, 2003	270,533	2.7	–	4,913.4	(7.4)	171.3	5,080.0
Net income	**–**	**–**	**–**	**–**	**–**	**481.6**	**481.6**
Total comprehensive income	**–**	**–**	**–**	**–**	**–**	**481.6**	**481.6**
Issuance of common stock for options exercised	**3,522**	**–**	**–**	**108.1**	**–**	**–**	**108.1**
Issuance of common stock under the Employee Stock Purchase Plan	**241**	**–**	**–**	**7.0**	**–**	**–**	**7.0**
Restricted stock unit activity	**140**	**–**	**–**	**0.2**	**4.2**	**–**	**4.4**
Adjustment to deferred taxes existing as of the spin-off date	**–**	**–**	**–**	**38.3**	**–**	**–**	**38.3**
Balances at December 25, 2004	**274,436**	**$2.7**	**$ –**	**$ 5,067.0**	**$(3.2)**	**$ 652.9**	**$ 5,719.4**

* For the period subsequent to May 25, 2002.

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR FISCAL YEARS ENDED (In millions)	**December 25, 2004**	December 27, 2003	December 28, 2002
Cash flows from operating activities:			
Net income	**$ 481.6**	$ 425.8	$ 361.6
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	**197.6**	189.0	172.5
Amortization of intangibles	**179.9**	94.3	84.9
Deferred income taxes	**78.6**	(142.0)	57.7
Other	**35.8**	37.3	4.8
Net changes in assets and liabilities:			
Accounts receivable	**(164.1)**	166.7	(593.8)
Inventories	**(102.2)**	(150.7)	142.9
Other noncurrent assets	**(10.7)**	33.6	0.8
Current liabilities	**(10.9)**	475.8	208.0
Other noncurrent liabilities	**(3.1)**	19.9	20.1
Other	**29.0**	(25.8)	10.8
Net cash provided by operating activities	**711.5**	1,123.9	470.3
Cash flows from investing activities:			
Capital expenditures	**(98.1)**	(124.9)	(235.2)
Purchases of securities and other investments	**(69.7)**	(144.8)	(110.2)
Proceeds from sale of securities and other investments	**65.9**	150.6	105.0
Net cash used by investing activities	**(101.9)**	(119.1)	(240.4)
Cash flows from financing activities:			
Proceeds from long-term debt	**800.0**	1,396.0	–
Repayments on long-term debt	**(1,000.0)**	–	–
Net proceeds under accounts receivable financing facility	**–**	100.0	–
Repayments under accounts receivable financing facility	**–**	(100.0)	–
Debt issuance costs	**(4.2)**	(20.6)	–
Proceeds from employee stock plans	**101.6**	12.1	–
Dividend paid to Merck	**–**	(2,000.0)	–
Intercompany transfer from (to) Merck, net	**–**	231.8	(231.8)
Net cash used by financing activities	**(102.6)**	(380.7)	(231.8)
Net increase (decrease) in cash and cash equivalents	**$ 507.0**	$ 624.1	$ (1.9)
Cash and cash equivalents at beginning of year	**$ 638.5**	$ 14.4	$ 16.3
Cash and cash equivalents at end of year	**$ 1,145.5**	$ 638.5	$ 14.4
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Interest	**$ 60.6**	$ 11.4	$ –
Income taxes	**$ 391.6**	$ 279.8	$ 201.0

The accompanying notes are an integral part of these consolidated financial statements.

1. BACKGROUND AND BASIS OF PRESENTATION

Medco Health Solutions, Inc. ("Medco" or the "Company") is a leading pharmacy benefit manager ("PBM") with the nation's largest mail order pharmacy operations. Medco assists its clients to moderate the cost and enhance the quality of prescription drug benefits to their members nationwide. The Company's clients include private- and public-sector employers and healthcare organizations.

Medco was spun off as an independent publicly traded enterprise on August 19, 2003, prior to which it was a wholly-owned subsidiary of Merck & Co., Inc., ("Merck"). Medco was previously a stand-alone publicly traded company until its acquisition by Merck on November 18, 1993. As part of the spin-off transaction in 2003, Medco received $564.7 million from Merck in settlement of a net intercompany receivable from Merck, incurred debt in the amount of $1,499.6 million, and used the proceeds from the debt and intercompany settlement to pay a $2.0 billion parting cash dividend to Merck. See Note 11, "Business Transactions with Merck during the Merck Ownership Period," for additional information. The Company began recording retained earnings subsequent to May 25, 2002, when it converted from a limited liability company to a corporation (the "incorporation"). Of the $2.0 billion parting cash dividend paid to Merck, $500.4 million, representing the accumulated retained earnings from May 25, 2002, through August 19, 2003, was applied to retained earnings and the balance of $1,499.6 million was applied to additional paid-in capital.

In connection with the spin-off, Merck and the Company entered into a series of agreements, including a master separation and distribution agreement, an indemnification and insurance matters agreement, an amended and restated managed care agreement, a tax responsibility allocation agreement and other related agreements, which were to govern the future contractual obligations between the two companies. See Note 11, "Business Transactions with Merck during the Merck Ownership Period," for additional information.

The consolidated financial statements reflect the historical results of operations and cash flows of the Company and include the goodwill and intangible assets pushed down to the Company's consolidated balance sheets arising from Merck's acquisition of the Company in 1993. For the majority of the period from November 18, 1993 through August 19, 2003, during which the Company was a wholly-owned subsidiary of Merck, Merck provided the Company with various services, including finance, legal, public affairs, executive oversight, human resources, procurement and other services. The historical consolidated financial statements include expense allocations related to these services, which diminished as the Company prepared for the spin-off. The Company considers these allocations to be reasonable reflections of the utilization of services provided. The financial information included herein is not indicative of the consolidated financial position, operating results, changes in equity and cash flows of the Company for any future period, or what they would have been had the Company operated as a separate company prior to August 19, 2003.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

FISCAL YEARS. The Company's fiscal years end on the last Saturday in December. Fiscal years 2004, 2003 and 2002 each consist of 52 weeks. Unless otherwise stated, references to years in the consolidated financial statements relate to fiscal years.

PRINCIPLES OF CONSOLIDATION. The consolidated financial statements include the accounts of the Company and all of its subsidiaries. Investments in affiliates over which the Company has significant influence, but neither a controlling interest nor a majority interest in the risks or rewards of the investee, are accounted for using the equity method. The Company's equity investments are not significant.

CASH AND CASH EQUIVALENTS. Cash includes currency on hand and demand deposits with banks or other financial institutions. Cash equivalents are comprised of certain highly liquid investments with original maturities of less than three months.

SHORT-TERM INVESTMENTS. The Company has investments in certificates of deposit and U.S. government securities that are carried at fair value and classified as available for sale with unrealized gains and losses included as a separate component of equity, net of tax. These investments, totaling $65.4 million and $59.5 million as of December 25, 2004 and December 27, 2003, respectively, have maturities of less than one year and are held to satisfy the statutory capital and other requirements for the Company's insurance subsidiaries.

FINANCIAL INSTRUMENTS. The carrying amount of cash, short-term investments in marketable securities, trade accounts receivable and claims and other accounts payable approximated fair values as of December 25, 2004 and December 27, 2003. The Company estimates fair market value for these assets and liabilities based on their market values or estimates of the present value of their cash flows. The fair value of the Company's senior notes was $559.4 million and $549.7 million at December 25, 2004 and December 27, 2003, respectively, and was estimated based on quoted market prices. The fair value of the term loan obligations outstanding under the Company's senior secured bank credit facility approximates its carrying value and was estimated using current interbank market prices. The fair value of the Company's obligation under its interest rate swap agreements was $3.4 million as of December 25, 2004 and was based on quoted market prices that reflect the present values of the differences between future fixed rate payments and estimated future variable rate receipts. As of and for the fiscal year ended December 27, 2003, the Company did not use derivative financial instruments. See Note 6, "Debt," for additional information.

ACCOUNTS RECEIVABLE, NET. Accounts receivable, net, includes billed and estimated unbilled receivables from manufacturers and clients. In addition, rebates payable to clients are estimated and accrued as a reduction in accounts receivable, net, based upon the prescription drugs dispensed by the pharmacies in the Company's retail networks, or dispensed by the Company's mail order pharmacies. When rebates due to be passed back to clients are greater than the corresponding client accounts receivable balances, the net liability is reclassified to claims and other accounts payable. Unbilled receivables from manufacturers are generally billed beginning 30 days from the end of each quarter. Unbilled receivables from clients are typically billed within 14 days based on the contractual billing schedule agreed upon with each client. At the end of any given reporting period, unbilled receivables from clients can represent up to two weeks of dispensing activity and will fluctuate at the end of a fiscal month depending on the timing of these billing cycles. As of December 25, 2004 and December 27, 2003, respectively, unbilled receivables from clients and manufacturers amounted to $1,257.2 million and $1,279.1 million. Accounts receivable are presented net of allowance for doubtful accounts of $5.5 million and $6.4 million at December 25, 2004 and December 27, 2003, respectively.

INVENTORIES, NET. Inventories, net, are located in the Company's mail order pharmacies and warehouses, consist solely of finished product (primarily prescription drugs), and are valued at the lower of first-in, first-out (FIFO) cost or market.

PROPERTY AND EQUIPMENT, NET. Property and equipment, net, is stated at cost, less accumulated depreciation and amortization. Depreciation is calculated using the straight-line method for assets with useful lives ranging from three to 45 years. Leasehold improvements are amortized over the shorter of the remaining life of the lease or the useful lives of the assets. The Company complies with the provisions of the American Institute of Certified Public Accountants Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." Certain costs of computer software developed or obtained for internal use are capitalized and amortized on a straight-line basis over three to five years. Costs for general and administrative expenses, overhead, maintenance and training, as well as the cost of software coding that does not add functionality to the existing system, are expensed as incurred. Property and equipment is reviewed for impairment whenever events or other changes in circumstances indicate that the carrying amount may not be recoverable. When such events occur, the Company compares the carrying amount of the assets to undiscounted expected future cash flows derived from the lowest appropriate asset groupings. If this comparison indicates that there is an impairment, the amount of the impairment would be calculated using discounted expected future cash flows.

NET REVENUES. Product net revenues consist principally of sales of prescription drugs to clients, either through the Company's network of contractually affiliated retail pharmacies or through the Company's mail order pharmacies, and are recognized when those prescriptions are dispensed and received by the clients' members. The Company evaluates client contracts using the indicators of Emerging Issues Task Force ("EITF") No. 99-19, "Reporting Gross Revenue as a Principal vs. Net as an Agent," to determine whether the Company acts as a principal or as an agent in the fulfillment of prescriptions through the retail pharmacy network. The Company acts as a principal in most of its transactions with clients and revenues are recognized at the prescription price (ingredient cost plus dispensing fee) negotiated with clients, including the portion of the price allocated by the client to be settled directly by the member (co-payment), as well as the Company's administrative fees ("Gross Reporting"). Gross reporting is appropriate because the Company (a) has separate contractual relationships with clients and with pharmacies, (b) is responsible to validate and economically manage a claim through its claims adjudication process, (c) commits to set prescription prices for the pharmacy, including instructing the pharmacy as to how that price is to be settled (co-payment requirements), (d) manages the overall prescription drug relationship with the patients, who are members of clients' plans, and (e) has credit risk for the price due from the client. In limited instances where the Company adjudicates prescriptions at pharmacies that are under contract directly with the client and there are no financial risks to the Company, such revenue is recorded at the amount of the administrative fee earned by the Company for processing the claim ("Net Reporting"). Rebates, guarantees, and risk-sharing payments paid to clients and other discounts are deducted from product net revenue as they are earned by the client. Rebates are generally paid to clients subsequent to collections from pharmaceutical manufacturers, although there are certain instances where rebates are paid to clients on a more accelerated basis. Other contractual payments made to clients are generally made upon initiation of contracts as implementation allowances, which may, for example, be designated by clients as funding for their costs to transition their plans to the Company or as compensation for certain information or licensing rights granted by the client to the Company. The Company considers these payments to be an integral part of the Company's pricing of a contract and believes that they represent only a variability in the timing of cash flows that does not change the underlying economics of the contract. Accordingly, these payments are capitalized and amortized as a reduction of product net revenue, generally on a straight-line basis, over the life of the contract where the payments are refundable upon cancellation of the contract or relate to noncancelable contracts. Amounts capitalized are assessed periodically for recoverability based on the profitability of the contract. In each of 2004 and 2003, the Company had one client that represented 18% of net revenues. This client represented 16% of net revenues in 2002.

Service revenues consist principally of sales of prescription services to pharmaceutical manufacturers and other parties, and administrative fees earned from clients and other nonproduct related revenues. Client administrative fees are earned for services that are comprised of claims processing, eligibility management, benefits management, pharmacy network management and other related customer services. Service revenues are recorded by the Company when performance occurs and collectibility is assured.

COST OF REVENUES. Cost of product net revenues includes the cost of inventory dispensed from the mail order pharmacies, costs incurred in the mail order front-end prescription order processing pharmacies and back-end prescription dispensing pharmacies, along with associated depreciation. Cost of product net revenues also includes ingredient costs of drugs dispensed by and professional fees paid to retail network pharmacies. In addition, cost of product net revenues includes the operating costs of the Company's call center pharmacies, which primarily respond to member and retail pharmacist inquiries regarding member prescriptions, as well as physician calls. Cost of product net revenues also includes an offsetting credit for rebates earned from pharmaceutical manufacturers whose drugs are included on the Company's preferred drug lists, which are also known as formularies. These rebates generally take the form of formulary rebates, which are earned based on the volume of a specific drug dispensed under formularies, and market share rebates, which are based on the achievement of contractually specified market share levels for a specific drug. Rebates receivable from pharmaceutical manufacturers are accrued in the period earned by multiplying estimated rebatable prescription drugs dispensed through the Company's retail network and through the Company's mail order pharmacies by the contractually agreed manufacturer rebate amount. Rebates receivable estimates are revised to actual, with the difference recorded to cost of revenues, upon billing to the manufacturer, generally 30 to 90 days subsequent to the end of the applicable quarter. These billings are not issued until the necessary specific eligible claims and third-party market share data is received and thoroughly analyzed. Historically, the effect of adjustments resulting from the reconciliation of rebates recognized and recorded to actual amounts billed has not been material to the Company's results of operations. Cost of service revenues consists principally of labor and operating costs for delivery of services provided, costs associated with member communication materials, and certain information acquisition costs.

GOODWILL, NET. Goodwill, net, of $3,310.2 million at December 25, 2004 and December 27, 2003 (net of accumulated amortization of $813.4 million through December 29, 2001), primarily represents the push-down of the excess of acquisition costs over the fair value of the Company's net assets from the acquisition of the Company by Merck in 1993 and, to a significantly lesser extent, the Company's acquisition of ProVantage Health Services, Inc. in 2000. The Company tests its goodwill for impairment on an annual basis, or whenever events, such as a protracted decline in the Company's stock price or other changes in circumstances indicate that the carrying amount may not be recoverable, using a two-step fair-value based test. The most recent assessment of goodwill impairment was performed as of December 25, 2004, and the recorded goodwill was determined not to be impaired.

INTANGIBLE ASSETS, NET. Intangible assets, net, primarily reflect the value of client relationships of $2,140.6 million at December 25, 2004 and $2,320.5 million at December 27, 2003 (net of accumulated amortization of $1,031.6 million at December 25, 2004 and $851.7 million at December 27, 2003), that arose in connection with the acquisition of the Company by Merck in 1993 and that have been pushed down to the consolidated balance sheets of the Company. These intangible assets are recorded at cost and are reviewed for impairment whenever events, such as losses of significant clients, or other changes in circumstances indicate that the carrying amount may not be recoverable. When these events occur, the carrying amount of the assets is compared to the pretax undiscounted expected future cash flows derived from the lowest appropriate asset groupings. If this comparison indicates that there is an impairment, the amount of the impairment would be calculated using discounted expected future cash flows. The Company continually assesses the useful lives of the intangible assets, taking into account historical client turnover experience, including recent losses of clients and expected future losses, to ensure they reflect current circumstances. Until December 28, 2002, the intangible asset from the Merck acquisition was being amortized over a weighted average useful life of 38 years. Effective as of the beginning of fiscal year 2003, the weighted average useful life of the intangible asset was revised to 35 years, with the annual intangible asset amortization expense increasing by $9.4 million compared to 2002. Effective as of the beginning of the 2004 fiscal year, the weighted average useful life was revised from 35 years to 23 years, with the annual intangible asset amortization expense increasing to $179.9 million from $94.3 million in 2003.

STOCK-BASED COMPENSATION. Prior to the spin-off from Merck, the Company's employees had participated in Merck stock option plans under which employees were granted options to purchase shares of Merck common stock at the fair market value on the date of grant. These options generally were exercisable in three to five years and expired within five to 15 years from the date of grant. Certain Merck stock options granted in 2002 and 2003 converted to Medco options upon the spin-off (the "Converted Options"). The rate of conversion was determined based on a formula that preserved the economic position of the option holder immediately before and after the spin-off. Subsequent to the spin-off, the Company granted Medco options to employees to purchase shares of Medco common stock at the fair market value on the date of grant. Under the terms of the Medco Health Solutions, Inc., 2002 Stock Incentive Plan, as of December 25, 2004, 25.8 million shares of the Company's common stock are available for awards under the plan.

The Company accounts for employee options to purchase stock, and for employee participation in the Medco Health Solutions, Inc., 2003 Employee Stock Purchase Plan ("2003 ESPP") and the Medco Health Solutions, Inc., 2001 Employee Stock Purchase Plan ("2001 ESPP"), under the intrinsic value method of expense recognition in Accounting Principles Board ("APB") No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), as permitted by SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). See "– Recent Accounting Pronouncements" below for a discussion of SFAS No. 123 (revised 2004), "Share-Based Payment" ("Statement 123 (R)") which revises SFAS No. 123 and supersedes APB 25, and its related implementation guidance. Under the intrinsic value method, compensation expense is the amount by which the market price of the underlying stock exceeds the exercise price of an option on the date of grant. Employee stock options are granted to purchase shares of stock at the fair market value on the date of grant. Accordingly, no compensation expense has been recognized in the Company's consolidated statements of income for any stock options, the 2003 ESPP or the 2001 ESPP.

If the fair value method of accounting for the Medco options, Merck options, 2003 ESPP and the 2001 ESPP had been applied, net income in 2004, 2003 and 2002 would have been reduced. The fair value method requires recognition of compensation expense ratably over the vesting period. Prior to December 28, 2003, pro forma compensation expense utilizing the fair value method of accounting for the Company's stock options had been calculated using the Black-Scholes model based on a single-option valuation approach using the straight-line method of amortization. In January 2004, the Company revised the assumptions utilized by the Black-Scholes model in determining pro forma compensation expense, based on updated option exercise data, such that the expense is determined using separate expected term assumptions for each vesting tranche, with the expense attributed under the method prescribed in Financial Accounting Standards Board ("FASB") Interpretation No. 28, "Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans" ("FIN 28"). As a result, beginning in January 2004, the Company has calculated pro forma compensation expense for any stock options granted since that time using the FIN 28 methodology. For the year ended December 25, 2004, this change in methodology resulted in an increase of $9.7 million, net of tax, in the pro forma compensation expense over the amount calculated had the single-option value straight-line method of amortization been utilized.

The pro forma effect on net income and earnings per share if the Company had applied the fair value method for recognizing employee stock-based compensation to the Medco options,

Merck options, 2003 ESPP and 2001 ESPP is as follows ($ in millions, except for per share data):

FISCAL YEARS	2004	2003	2002
Net income, as reported[1]	**$481.6**	$425.8	$361.6
Medco stock-based compensation expense, net of tax[2]	**(89.0)**	(43.1)	–
Pro forma net income including Medco stock-based compensation expense	**392.6**	382.7	361.6
Merck stock-based compensation expense, net of tax[3]	**–**	(98.3)	(72.7)
Pro forma net income including all stock-based compensation expense	**$392.6**	$284.4	$288.9
Basic earnings per share:			
As reported	**$ 1.77**	$ 1.58	$ 1.34
Pro forma	**$ 1.44**	$ 1.05	$ 1.07
Diluted earnings per share:			
As reported	**$ 1.75**	$ 1.57	$ 1.34
Pro forma	**$ 1.43**	$ 1.05	$ 1.07

Notes

(1) Subsequent to the spin-off in August 2003, the Company granted 474,300 restricted stock units to key employees and directors. These restricted stock units generally vest over two or three years. Additionally, in April 2004, the Company granted 14,000 restricted stock units to directors, which vest over one year. The Company recorded unearned compensation within stockholders' equity at an amount equivalent to the market value on the date of grant of $0.5 million in 2004 and $8.5 million in 2003, and is amortizing such amount to compensation expense over the vesting period. Net income, as reported, includes stock-based compensation expense related to the restricted stock units for the year ended December 25, 2004 of $2.6 million ($4.4 million pre-tax). For the year ended December 27, 2003, compensation expense related to the restricted stock units was $2.9 million ($5.0 million pre-tax). At December 25, 2004, the net unearned compensation recorded within stockholders' equity is $3.2 million.

(2) For the year ended December 25, 2004, the Medco pro forma stock-based compensation expense, determined using the fair value method for stock-based awards, net of tax, includes $57.1 million ($95.5 million pre-tax) for the Medco options, $31.2 million ($52.2 million pre-tax) for the Converted Options, as well as $0.7 million ($1.2 million pre-tax) for the 2003 ESPP. Prior to the spin-off, the Converted Options were valued with option assumptions applicable to Merck and upon spin-off were re-valued using the SFAS 123 fair value method assumptions applicable to Medco. The resulting increase in the fair values of the Converted Options is recognized ratably over the remaining vesting period of the option grant.

(3) The Company is reflecting the Merck stock-based compensation for its employees in the pro forma net income for the periods the Company was wholly-owned by Merck. Upon spin-off from Merck, the Company's employees had no remaining service requirements to Merck and the Merck stock options became fully vested, with the 2003 compensation expense of $98.3 million reflecting the accelerated vesting. There has been no impact on the Company's post spin-off pro forma earnings, nor will there be any impact on future pro forma earnings relating to the Merck options.

The fair value was estimated using the Black-Scholes option-pricing model based on the weighted average market price on the grant date and weighted average assumptions specific to the underlying options. The Medco volatility assumption is based on the volatility of the largest competitors within the PBM industry combined with the Company's stock price volatility for the period the Company has been publicly traded. The historical Merck assumptions relate to Merck stock and were therefore based on Merck's valuation assumptions. The assumptions utilized for option grants during the years presented are as follows:

FISCAL YEARS	2004	2003	2002
Medco stock options Black-Scholes assumptions (weighted average):			
Expected dividend yield	**–**	–	N/A*
Risk-free interest rate	**3.1%**	3.0%	N/A*
Expected volatility	**45.0%**	45.0%	N/A*
Expected life (years)	**5.5**	4.6	N/A*
Merck stock options Black-Scholes assumptions (weighted average):			
Expected dividend yield	**N/A***	2.6%	2.4%
Risk-free interest rate	**N/A***	2.4%	4.2%
Expected volatility	**N/A***	31.0%	31.0%
Expected life (years)	**N/A***	5.1	5.2

* Not applicable.

See Note 9, "Stock-Based Compensation," for additional information concerning the Company's stock-based compensation plans.

BUSINESS TRANSACTIONS WITH MERCK DURING THE MERCK OWNERSHIP PERIOD. The Company was a wholly-owned subsidiary of Merck from November 18, 1993 through August 19, 2003, and entered into intercompany transactions with Merck as further discussed in Note 11. The net amount due from Merck as of December 29, 2001 was classified as equity and formed a part of the continuing equity of the Company.

INCOME TAXES. The Company accounts for income taxes under SFAS No. 109, "Accounting for Income Taxes." Prior to the date of its incorporation, the Company was structured as a single member limited liability company with Merck as the sole member. As described further in Note 8, "Taxes on Income," under the terms of the tax responsibility allocation agreement, the Company is responsible for the payment of federal income taxes and all state income taxes on income earned subsequent to the date of the spin-off, except that the Company is also generally responsible for state income taxes on income earned subsequent to the date of incorporation in states where Merck did not file a unitary or combined return. These federal and state income tax liabilities are reflected in accrued expenses and other current liabilities. Merck is responsible for the payment of federal and state income taxes on income earned prior to the aforementioned transition dates. The Company records deferred tax assets and liabilities based on temporary differences between the financial statement basis and the tax basis of assets and liabilities using presently enacted tax rates.

USE OF ESTIMATES. The consolidated financial statements include certain amounts that are based on management's best estimates and judgments. Estimates are used in determining such items as accruals for rebates receivable and payable, depreciable/useful lives, testing for impairment of long-lived assets, income taxes, pension and other postretirement benefit plan assumptions, amounts recorded for contingencies, and other reserves. Because of the uncertainty inherent in such estimates, actual results may differ from these estimates.

OPERATING SEGMENTS. The Company conducts and reports its operations as a single operating segment, which primarily consists of sales of prescription drugs to clients either through the Company's networks of contractually affiliated retail pharmacies or through its mail order pharmacies, and in one geographic region: the United States and Puerto Rico. Management reviews the operating and financial results on a consolidated basis. PBM services to clients are delivered and managed under a single contract for each client.

EARNINGS PER SHARE. The Company reports earnings per share ("EPS") in accordance with SFAS No. 128, "Earnings per Share" ("SFAS 128"). Basic EPS are computed by dividing net income by the weighted average number of shares of common stock issued and outstanding during the reporting period. Diluted EPS are calculated to give effect to all potentially dilutive common shares that were outstanding during the reporting period. The dilutive effect of outstanding options, and their equivalents, is reflected in diluted EPS by application of the treasury stock method. From February 26, 2002 to June 28, 2003, Merck granted under its employee stock option plans, options that converted into 10.9 million Medco options on August 19, 2003. The rate of conversion was determined based on a formula that preserved the economic position of the option holder immediately before and after the spin-off.

For purposes of calculating fiscal year 2003 diluted EPS, the Converted Options were assumed to have converted to Medco options on their original date of grant. Subsequent to the spin-off in August 2003, the Company granted options of 12.5 million shares in fiscal 2003 and 6.6 million shares in fiscal 2004 at the fair market value on the date of grant. These options may have a dilutive effect on future EPS if the exercise price of the options is less than the market price during a future reporting period. Options granted by Merck to Medco employees prior to February 26, 2002 remain options to purchase Merck stock and became fully vested upon the spin-off. These Merck options have no impact on Medco share dilution. For the year ended December 25, 2004, there were outstanding options to purchase 1.4 million shares of Medco stock where the exercise price of the options exceeded the average stock price, which is calculated as the average of the NYSE price for each trading day in the fiscal period. Accordingly, these options are excluded from the diluted EPS calculation.

The following is a reconciliation of the number of weighted average shares used in the basic and diluted EPS calculation (amounts in millions):

FISCAL YEARS	2004	2003	2002
Weighted average shares outstanding	**271.9**	270.1	270.0
Dilutive common stock equivalents:			
Outstanding stock options and restricted stock units	**2.8**	0.7	–
Weighted average shares outstanding assuming dilution	**274.7**	270.8	270.0

OTHER COMPREHENSIVE INCOME (LOSS). Total comprehensive income includes, in addition to net income, unrealized investment gains and losses and changes in the minimum pension liability excluded from the consolidated statements of income that were recorded directly into a separate section of stockholders' equity on the consolidated balance sheets. These items are referred to as accumulated other comprehensive income (loss).

PENSION AND OTHER POSTRETIREMENT BENEFITS. The determination of the Company's obligation and expense for pension and other postretirement benefits is based on assumptions used by actuaries for discount rate, expected long-term rate of return on plan assets, and rates of increase in compensation and healthcare costs. See Note 7, "Pension and Other Postretirement Benefits," for more information concerning the Company's pension and other postretirement benefits assumptions.

CONTINGENCIES. The Company is currently involved in various legal proceedings and other disputes with third parties that arise from time to time in the ordinary course of business. The Company has considered these proceedings and disputes in determining the necessity of any reserves for losses that are probable and reasonably estimable in accordance with SFAS No. 5, "Accounting for Contingencies." The Company's recorded reserves are based on estimates developed with consideration given to the potential merits of claims, the range of possible settlements, advice from outside counsel, and management's strategy with regard to the settlement of such claims or defense against such claims.

RECENT ACCOUNTING PRONOUNCEMENTS. In January 2004, the FASB issued Staff Position FAS 106-1, "Accounting and Disclosure Requirements related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003" (the "Act," or "FSP FAS 106-1"). FSP FAS 106-1 allows for current recognition or a one-time deferral of the effects of the Act. The deferral suspends the application of SFAS No. 106's, "Employer's Accounting for Postretirement Benefits Other Than Pensions," measurement requirements, and it revised SFAS 132's disclosure requirements for pensions and other postretirement plans for the effects of the Act. In May 2004, the FASB issued Staff Position FAS 106-2, "Accounting and Disclosure Requirements related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003" (the Act, or "FSP FAS 106-2"), which supercedes FSP FAS 106-1 and provides guidance on the accounting for the effects of the Act and requires employers that sponsor postretirement healthcare plans that provide prescription drug benefits to provide certain disclosures regarding the effect of the federal subsidy included in the Act. FSP FAS 106-2 was effective for the first interim or annual period beginning after June 15, 2004, and the Company has elected to take the one-time deferral, the impact of which is not expected to have a material impact on the Company's results of operations, cash flows or financial position.

In December 2004, the FASB issued Statement 123 (R), which revises SFAS 123 and supersedes APB 25 and its related implementation guidance. Statement 123 (R), which is effective as of the first interim or annual reporting period that begins after June 15, 2005, requires companies to include compensation expense from stock options granted to employees in the consolidated statements of income. The Company is required to adopt these new accounting requirements in the fiscal third quarter of 2005, and expects to record an additional after-tax charge to net earnings amounting to approximately $15 million for each of the third and fourth quarters of 2005.

3. PROPERTY AND EQUIPMENT

Property and equipment, at cost, consist of the following ($ in millions):

	December 25, 2004	December 27, 2003
Land and buildings	**$ 187.7**	$ 185.2
Machinery, equipment and office furnishings	**495.4**	465.3
Computer software	**637.1**	578.3
Leasehold improvements	**96.2**	92.2
Construction in progress (primarily capitalized software development)	**8.5**	5.8
	1,424.9	1,326.8
Less accumulated depreciation and amortization	**(767.1)**	(569.5)
Property and equipment, net	**$ 657.8**	$ 757.3

Depreciation and amortization expense for property and equipment totaled $197.6 million, $189.0 million and $172.5 million in fiscal years 2004, 2003 and 2002, respectively.

4. LEASES

The Company leases certain mail order and call center pharmacy facilities, offices and warehouse space throughout the United States under various operating leases. In addition, the Company leases operating equipment for use in its mail order pharmacy facilities and computer equipment for use in its data center. Rental expense was $50.6 million, $60.5 million and $51.4 million for fiscal years 2004, 2003 and 2002, respectively. The minimum aggregate rental commitments under noncancelable leases, excluding renewal options, are as follows ($ in millions):

FISCAL YEARS ENDING DECEMBER	
2005	$30.5
2006	24.5
2007	10.3
2008	7.7
2009	6.4
Thereafter	13.5
Total	$92.9

In the normal course of business, operating leases are generally renewed or replaced by new leases.

5. GOODWILL AND INTANGIBLE ASSETS

As of December 25, 2004 and December 27, 2003, recorded goodwill amounted to $3,310.2 million. See Note 2, "Summary of Significant Accounting Policies," for further information.

Intangible assets, principally comprised of the recorded value of Medco's client relationships at the time of Merck's acquisition of the Company in 1993, are as follows ($ in millions):

	December 25, 2004	December 27, 2003
Cost	**$ 3,172.2**	$3,172.2
Less accumulated amortization	**(1,031.6)**	(851.7)
Intangible assets, net	**$ 2,140.6**	$2,320.5

For the year ended December 25, 2004, the Company revised the weighted average useful life of its intangible asset from the Merck acquisition to 23 years, which resulted in an annual amortization expense increase of $85.6 million. For the year ended December 27, 2003, this intangible asset was amortized on a straight-line basis over a weighted average useful life of 35 years. Aggregate intangible asset amortization expense for each of the five succeeding fiscal years, assuming a 23-year weighted average useful life, is estimated to be $180 million.

6. DEBT

The following debt was incurred in conjunction with the spin-off in 2003, and the original proceeds were used to fund a portion of the related $2.0 billion parting cash dividend paid to Merck.

The Company's debt consists of the following ($ in millions):

	December 25, 2004	December 27, 2003
Short-term debt:		
Current portion of long-term debt	**$ 100.0**[1]	$ 50.0[2]
Total short-term debt	**100.0**	50.0
Long-term debt:		
Senior secured term loan	**600.0**	–
Term A loans, net of current portion	–	355.0
Term B loans, net of current portion	–	495.0
7.25% senior notes due 2013, net of discount	**496.3**	496.1
Fair value adjustment for interest rate swap agreements	**(3.4)**	–
Total long-term debt	**1,092.9**	1,346.1
Total debt	**$1,192.9**	$1,396.1

(1) Represents $100.0 million associated with the senior secured term loan. This amount is required to be paid in the Company's fiscal 2005.

(2) Includes $45.0 million associated with the Term A loans and $5.0 million associated with the Term B loans.

SENIOR SECURED CREDIT FACILITY. On March 26, 2004, the Company completed a refinancing of its senior secured term loan facilities. The refinancing included an extinguishment of the pre-existing $900 million term loan facilities and the establishment of a new $800 million term loan facility. The refinancing resulted in a one-time charge in the first quarter of 2004 to write off $5.5 million of deferred debt issuance costs associated with the extinguishment of the original term loans. The senior secured term loans under the new facility bear interest at the London Interbank Offered Rate ("LIBOR") plus a 1.25% margin. The weighted average LIBOR was 2.06% for the year ended December 25, 2004. Scheduled repayments of amounts outstanding under the new senior secured term loan facility began on June 30, 2004. Principal payments are scheduled in quarterly installments with the last payment due on August 13, 2008.

During fiscal 2004, the Company paid down $200 million in outstanding debt, consisting of $89 million paid down in conjunction with the refinancing, $51 million of required installment payments and $60 million of additional discretionary payments. The fair value of the term loan obligations outstanding under the senior secured bank credit facility approximates its carrying value and was estimated using current interbank market prices.

On December 29, 2004, which is included in the first fiscal quarter of 2005, the Company paid down an additional

$200 million of the term loan facility, of which $20 million was a required installment payment.

The original senior secured credit facility was entered into in connection with the spin-off in August 2003, and these original loans are reflected in the Company's December 27, 2003 balances. Medco borrowed $900 million in term loans under a $1,150 million senior secured credit facility. Proceeds from these loans were used to fund a portion of the parting cash dividend to Merck. The facility included $400 million in Term A loans, $500 million in Term B loans and a $250 million revolving credit facility. The Term A loans bore interest at LIBOR plus a 1.75 percent margin and the Term B loans bore interest at LIBOR plus a 2.25 percent margin. The weighted average LIBOR was 1.18% for the year ended December 27, 2003.

The Company maintains a $250 million revolving credit facility established as part of the original loan arrangement. At December 25, 2004, the Company had approximately $164.5 million available for borrowing under the revolving credit facility, exclusive of approximately $85.5 million in issued letters of credit.

The senior secured credit facility is secured by a pledge of the capital stock of the Company's subsidiaries, excluding the capital stock of the Company's receivable subsidiary discussed below and subsidiaries that are engaged in insurance-related activities.

SENIOR NOTES. Medco completed in August 2003, in connection with the spin-off, an underwritten public offering of $500 million aggregate principal amount of 10-year senior notes at a price to the public of 99.195 percent of par value. Proceeds from this offering were also used to fund a portion of the parting cash dividend to Merck. The senior notes bear interest at a rate of 7.25 percent per annum, with an effective interest rate of 7.365%, and mature on August 15, 2013. The Company may redeem the senior notes at its option, in whole or in part, at any time at a price equal to the greater of: (i) 100% of the principal amount of the notes being redeemed, or (ii) the sum of the present values of 107.25% of the principal amount of the notes being redeemed, plus all scheduled payments of interest on the notes discounted to the redemption date at a semi-annual equivalent yield to a comparable treasury issue for such redemption date plus 50 basis points.

The estimated aggregate fair value of the senior notes equaled $559.4 million and $549.7 million at December 25, 2004 and December 27, 2003, respectively. The fair market value is based on quoted market prices.

The Company entered into five interest rate swap agreements in the first quarter of 2004. These swap agreements, in effect, converted $200 million of the $500 million of 7.25% senior notes to variable interest rates. The swaps have been designated as fair value hedges and have an expiration date of August 15, 2013 consistent with the maturity date of the senior notes. The fair value of the derivatives outstanding, which is based upon quoted market prices that reflect the present values of the difference between estimated future fixed rate payments and future variable rate receipts, represented a net payable of $3.4 million as of December 25, 2004. The $3.4 million is recorded in other noncurrent liabilities, with an offsetting amount recorded in long-term debt, net. This is the amount that the Company would have had to pay to third parties if the derivative contracts had been settled. Under the terms of the swap agreements, the Company receives a fixed rate of interest of 7.25% on $200 million and pays variable interest rates based on the six-month LIBOR plus a weighted average spread of 3.05%. The payment dates under the agreements coincide with the interest payment dates on the hedged debt instruments, and the difference between the amounts paid and received is included in interest and other (income) expense, net. Interest expense was reduced by $4.5 million for the year ended December 25, 2004 as a result of the swap agreements. The weighted average LIBOR associated with the swap agreements was 1.5% for the year ended December 25, 2004.

ACCOUNTS RECEIVABLE FINANCING FACILITY. The Company, through a wholly-owned subsidiary, entered into a $500 million, 364-day renewable accounts receivable financing facility that is collateralized by the Company's pharmaceutical manufacturer accounts receivable. In conjunction with the spin-off from Merck, the Company drew down $100 million under this facility, which was subsequently repaid in the fourth quarter of 2003. There were no drawdowns during 2004. At December 25, 2004, the Company had approximately $471 million available for borrowing under its accounts receivable financing facility.

The senior secured credit facility, senior notes and the accounts receivable financing facility contain covenants, including, among other items, limitations on capital expenditures, minimum fixed charges, maximum leverage ratios, as well as restrictions on additional indebtedness, dividends, share repurchases, and asset sales and liens. As of December 25, 2004 and December 27, 2003, the Company was in compliance with all covenants.

The aggregate maturities of long-term debt for each of the next five fiscal years are as follows: 2005, $100.0 million; 2006, $60.0 million; 2007, $80.0 million; 2008, $460.0 million and thereafter, $500.0 million. Interest expense was $69.1 million in 2004, $29.3 million in 2003 and $0.3 million in 2002.

7. PENSION AND OTHER POSTRETIREMENT BENEFITS

NET PENSION AND POSTRETIREMENT BENEFIT COST. The Company and its subsidiaries have various plans covering substantially all of its employees. The Company uses its fiscal year-end date as the measurement date for the majority of its plans. The net cost for the Company's pension plans, principally the Medco Health Solutions Cash Balance Retirement Plan, consisted of the following components:

Medco Health Solutions Cash Balance Retirement Plan ($ in millions):

FISCAL YEARS	2004	2003	2002
Service cost	**$15.3**	$15.6	$13.6
Interest cost	**5.6**	5.2	4.4
Expected return on plan assets	**(7.6)**	(6.9)	(5.7)
Net amortization of actuarial losses	**0.4**	2.2	0.7
Net pension cost	**$13.7**	$16.1	$13.0

The Company maintains an unfunded postretirement healthcare benefit plan for its employees. The net cost of these postretirement benefits consisted of the following components ($ in millions):

FISCAL YEARS	2004	2003	2002
Service cost	**$ 2.1**	$12.9	$12.3
Interest cost	**2.2**	5.9	4.7
Amortization of prior service costs	**(4.4)**	0.8	2.6
Net amortization of actuarial losses	**2.4**	1.8	0.1
Net postretirement benefit cost	**$ 2.3**	$21.4	$19.7

The cost of healthcare and life insurance benefits for active employees was $106.3 million in 2004, $95.1 million in 2003 and $104.4 million in 2002.

PENSION PLAN ASSETS. The Company's pension plan asset allocation at December 25, 2004, December 27, 2003 and target allocation for 2005 by asset category are as follows:

		Percentage of Plan Assets at	
	Target Allocation 2005	December 25, 2004	December 27, 2003
ASSET CATEGORY			
U.S. equity securities	50–60%	**55%**	55%
International equity securities	12–18%	**15%**	16%
Fixed income instruments	27–31%	**28%**	27%
Real estate	–	–	–
Cash and other	0–2%	**2%**	2%
Total		**100%**	100%

The investment objectives of the Company's qualified pension plan are designed to generate asset returns that will enable the plan to meet its future benefit obligations. The precise amount for which these obligations will be settled depends on future events, including interest rates, salary increases, and the life expectancy of the plan's members. The obligations are estimated using actuarial assumptions, based on the current economic environment.

The pension plan seeks to achieve total returns both sufficient to meet expected future obligations, as well as returns greater than its policy benchmark reflecting the target weights of the asset classes used in its targeted strategic asset allocation. The plan's targeted strategic allocation to each asset class was determined through an asset/liability modeling study. The currently adopted strategic asset allocation targets 70 percent in equity securities and 30 percent in fixed income and diversification within specific asset classes of these broad categories. The Company believes that the portfolio's equity weighting strategy is consistent with investment goals and risk management practices applicable to the long-term nature of the plan's benefit obligation.

CHANGES IN PLAN ASSETS AND PROJECTED BENEFIT OBLIGATION. Summarized information about the changes in plan assets and projected benefit obligation is as follows ($ in millions):

	Pension Benefits		Other Postretirement Benefits	
FISCAL YEARS	2004	2003	2004	2003
Fair value of plan assets at beginning of year	**$ 96.5**	$80.5	**$ –**	$ –
Actual return on plan assets	**9.6**	22.7	**–**	–
Company contributions[1]	**9.3**	0.1	**2.6**	1.2
Employee contributions	**–**	–	**0.7**	0.3
Benefits paid	**(9.9)**	(6.8)	**(3.3)**	(1.5)
Fair value of plan assets at end of year	**$105.5**	$96.5	**$ –**	$ –
Benefit obligation at beginning of year[2]	**$ 94.3**	$81.8	**$28.5**	$104.2
Service cost	**15.4**	15.8	**2.1**	12.9
Interest cost	**5.6**	5.2	**2.2**	5.9
Employee contributions	**–**	–	**0.7**	0.3
Plan amendment[3]	**–**	–	**–**	(103.4)
Actuarial (gains) losses	**2.0**	(1.7)	**11.2**	10.0
Benefits paid	**(9.9)**	(6.8)	**(3.3)**	(1.4)
Benefit obligation at end of year[2]	**$107.4**	$94.3	**$41.4**	$ 28.5

(1) Includes Company contributions of $6.5 million in the fiscal fourth quarter of 2004.

(2) Represents the projected benefit obligation for pension benefits and the accumulated benefit obligation for the other postretirement benefits.

(3) In the fourth quarter of 2003, the Company amended the postretirement health benefit plan. The amendment included changes to age and service requirements, introduction of limitations on company subsidies to be based on 2004 costs, and reduced subsidies for spouses and dependents.

A reconciliation of the plans' funded status to the net asset (liability) recognized at year-end 2004 and 2003 is as follows ($ in millions):

	Pension Benefits		Other Postretirement Benefits	
FISCAL YEARS	2004	2003	2004	2003
Plan assets in excess of (less than) benefit obligation	**$ (1.9)**	$ 2.2	**$(41.4)**	$(28.5)
Unrecognized net loss	**13.0**	13.3	**47.1**	38.3
Unrecognized prior service benefit	**(0.1)**	–	**(59.5)**	(63.9)
Net asset (liability)	**$11.0**	$15.5	**$(53.8)**	$(54.1)
Recognized as:				
Other noncurrent assets	**$11.0**	$15.5	**$ –**	$ –
Other noncurrent liabilities	**$ –**	$ –	**$(53.8)**	$(54.1)

The accumulated benefit obligation for pension benefits was $98.9 million and $87.8 million at December 25, 2004 and December 27, 2003, respectively, and the projected benefit obligation for pension benefits was $107.4 million and $94.3 million at December 25, 2004 and December 27, 2003, respectively. The projected benefit obligation amounts are higher because they include projected future salary increases through expected retirement.

Unrecognized net (loss) gain amounts reflect experience differentials relating to differences between expected and actual returns on plan assets, differences between expected and actual healthcare cost increases, and the effects of changes in actuarial assumptions. Expected returns are based on the market value of assets. Total unrecognized net (loss) gain amounts in excess of certain thresholds are amortized into net pension and other postretirement benefit costs over the average remaining service life of employees.

ACTUARIAL ASSUMPTIONS. Actuarial weighted average assumptions used in determining plan information are as follows:

	Pension Benefits			Other Postretirement Benefits		
FISCAL YEARS	**2004**	2003	2002	**2004**	2003	2002
Weighted average assumptions used to determine benefit obligations:						
Discount rate	**5.75%**	6.00%	6.50%	**5.75%**	6.00%	6.50%
Salary growth rate	**4.50%**	4.50%	4.50%	**–**	–	–
Weighted average assumptions used to determine net cost:						
Discount rate	**5.75%**	6.00%	6.50%	**5.75%**	6.00%	6.50%
Expected long-term rate of return on plan assets	**8.00%**	8.75%	10.00%	**–**	–	–
Salary growth rate	**4.50%**	4.50%	4.50%	**–**	–	–

The Company reassesses its benefit plan assumptions on a regular basis. For 2004, the Company changed its expected long-term rate of return on plan assets from 8.75% to 8.00% for pension benefits, and its discount rates for pension benefits and other postretirement benefits from 6.00% to 5.75%.

The expected rate of return for the pension plan represents the average rate of return to be earned on the plan assets over the period that the benefits included in the benefit obligation are to be paid. In developing the expected rate of return, the Company considers long-term compound annualized returns of historical market data, as well as historical actual returns on the Company's plan assets. Using this reference information, the Company develops forward-looking return expectations for each asset category and a weighted average expected long-term rate of return for a targeted portfolio allocated across these investment categories.

Actuarial assumptions are based on management's best estimates and judgment. A reasonably possible change of plus (minus) 25 basis points in the discount rate assumption, with other assumptions held constant, would have an estimated $0.7 million favorable (unfavorable) impact on net pension and postretirement benefit cost. A reasonably possible change of plus (minus) 25 basis points in the expected rate of return assumption, with other assumptions held constant, would have an estimated $0.2 million favorable (unfavorable) impact on net pension cost.

Since future costs for the postretirement benefit healthcare plan were capped based on 2004 costs, employer liability is not affected by healthcare cost trend after 2004.

The Company does not expect to have a minimum pension funding requirement under the Internal Revenue Code ("IRC") during 2005. The preceding hypothetical changes in discount rate and expected rate of return assumptions would not impact the Company's funding requirements.

CASH FLOWS

Employer Contributions. The Company expects to contribute up to $5.0 million to its pension plans in 2005. The expected contributions to the pension plans during 2005 are estimated to reflect amounts necessary to satisfy minimum funding requirements or reflect Medco's discretion in bringing the plans to a fully funded accumulated benefit obligation status. The Company anticipates that contributions will consist solely of cash.

Estimated Future Benefit Payments. The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid ($ in millions):

FISCAL YEARS	Pension Benefits	Other Postretirement Benefits
2005	$ 7.2	$ 2.7
2006	$ 8.3	$ 2.6
2007	$ 9.4	$ 2.5
2008	$ 10.4	$ 2.4
2009	$ 11.3	$ 2.3
2010–2014	$119.2	$11.3

OTHER PLANS. The Company participates in a multi-employer defined benefit retirement plan that covers certain union employees. The Company made contributions to the plan of $0.5 million in 2004, $1.0 million in 2003 and $1.0 million in 2002.

The Company sponsors a defined contribution retirement plan for all eligible employees, as defined in the plan documents. This plan is qualified under Section 401(k) of the IRC. Contributions to the plan are based on employee contributions and a Company matching contribution. The Company's matching contributions to the plan were $20.0 million in 2004, $17.6 million in 2003 and $17.9 million in 2002.

8. TAXES ON INCOME

Effective May 21, 2002, the Company changed its tax status from a limited liability company to that of a corporation, and it provides for and directly pays federal and state income taxes as discussed in Note 2, "Summary of Significant Accounting Policies," and Note 11, "Business Transactions with Merck during the Merck Ownership Period."

The components of the provision for income taxes are as follows ($ in millions):

FISCAL YEARS	2004	2003	2002
Current provision:			
Federal	**$209.1**	$356.6	$148.4
State	**37.0**	88.3	52.6
Total	**246.1**	444.9	201.0
Deferred provision (benefit):			
Federal	**59.3**	(124.0)	48.0
State	**19.3**	(18.0)	9.7
Total	**78.6**	(142.0)	57.7
Total provision for income taxes	**$324.7**	$302.9	$258.7

A reconciliation between the Company's effective tax rate and the U.S. statutory rate is as follows:

FISCAL YEARS	2004	2003	2002
U.S. statutory rate applied to pretax income	**35.0%**	35.0%	35.0%
Differential arising from:			
State taxes	**4.6**	6.2	6.5
Other	**0.7**	0.4	0.2
Effective tax rate	**40.3%**	41.6%	41.7%

During the second quarter of 2004, the Company completed a study of its state tax position for the apportionment of its income, based on its business activities and tax strategies existing as of the spin-off date as a stand-alone taxpayer. The study included formalization during the second quarter of its state income tax position through rulings from and discussions with taxing authorities in key selected states. As a result of the outcome of the study, the Company has determined that its income taxes as a stand-alone taxpayer should be provided at a lower effective rate than the rate it used as a member of the Merck consolidated group.

For all periods presented, the Company's consolidated balance sheets reflect a net deferred tax liability, which arises from its deferred tax liabilities, principally on its intangible assets being only partially offset by its deferred tax assets, principally on client rebates payable and other accruals. Accordingly, a reduction in the Company's effective tax rate results in a benefit from the reduction of that net deferred tax liability. This net deferred tax liability was originally recorded on the Company's consolidated financial statements through an intercompany transaction with Merck that became part of the Company's additional paid-in capital.

As a result of the study, the Company expects to settle its net deferred tax liability as a stand-alone taxpayer at an effective rate lower than it expected to settle as a member of the Merck consolidated group. Accordingly, the Company in the second quarter of 2004 reduced its net deferred tax liability existing as of the spin-off date, and recorded the benefit as a $38.3 million credit to additional paid-in capital. The Company also adjusted its net deferred tax liability in the second quarter of 2004 for temporary differences arising since the spin-off through income tax expense, the impact of which was not material. Additionally, during the third quarter of 2004, the Company reduced its deferred tax asset for client rebates payable to reflect accelerated tax deductibility, with an associated reduction in income taxes payable.

Deferred income taxes at year end consisted of ($ in millions):

	2004		2003	
FISCAL YEARS	**Assets**	**Liabilities**	Assets	Liabilities
Intangibles	**$ –**	**$ 833.3**	$ –	$ 940.6
Accelerated depreciation	**–**	**177.2**	–	228.0
Accrued expenses	**56.8**	**–**	76.2	–
Accrued rebates	**49.9**	**–**	226.4	–
Other	**65.1**	**19.7**	56.8	8.9
Total deferred taxes	**$171.8**	**$1,030.2**	$359.4	$1,177.5
Net deferred tax liabilities		**$ 858.4**		$ 818.1

Income taxes payable of $64.8 million and $223.7 million as of December 25, 2004 and December 27, 2003, respectively, are reflected in accrued expenses and other current liabilities.

9. STOCK-BASED COMPENSATION

STOCK OPTION PLANS. Summarized information related to stock options held by the Company's employees is as follows (shares of options in thousands):

Medco Stock Options	Number of Shares	Average Price[2]
Options converted, August 19, 2003[1]	10,887.9	$26.81
Granted	12,546.9	$27.68
Exercised	(488.4)	$24.95
Forfeited	(577.0)	$26.80
Outstanding at December 27, 2003	22,369.4	$27.34
Granted	**6,598.5**	**$33.16**
Exercised	**(3,532.3)**	**$26.78**
Forfeited	**(1,686.5)**	**$30.61**
Outstanding at December 25, 2004	**23,749.1**	**$28.81**

(1) Options converted represent 4.8 million Merck options that converted on August 19, 2003 into options to purchase Company common stock at a factor of approximately 2.25241.

(2) *Weighted average exercise price.*

The number of shares and average price of Medco stock options exercisable at fiscal year-end 2004 and 2003 were 6.9 million shares at $27.47 and 3.3 million shares at $27.10, respectively.

Summarized information about Medco stock options outstanding and exercisable at December 25, 2004 is as follows (shares of options in thousands):

	Outstanding			Exercisable	
Exercise Price Range	Number of Shares	Average Life[(1)]	Average Price[(2)]	Number of Shares	Average Price[(2)]
$20 to $25	**845.3**	**3.73**	**$23.75**	**292.1**	**$23.48**
$25 to $30	**15,947.9**	**7.92**	**$27.16**	**6,320.2**	**$27.32**
$30 to $35	**5,979.6**	**8.56**	**$32.73**	**149.9**	**$33.64**
$35 to $40	**976.3**	**4.58**	**$36.09**	**144.7**	**$35.77**
Total shares	**23,749.1**	**7.79**	**$28.81**	**6,906.9**	**$27.47**

(1) Weighted average contractual life remaining in years.

(2) Weighted average exercise price.

EMPLOYEE STOCK PURCHASE PLAN. The Company's employees currently participate in the 2003 ESPP, whereby certain employees of Medco are permitted to purchase shares of Medco stock at a discount to market price. Under the terms of the 2003 ESPP, 750,000 shares of the Company's common stock are available for issuance, and eligible employees may have up to 10% of gross pay deducted from their accumulated payroll to purchase shares of Medco common stock at 85% of the fair market value of a share of Medco stock on the last day of trading each calendar quarter. Purchases of Medco stock under the 2003 ESPP were 237,750 shares at a weighted average price of $34.80 in 2004 and 49,800 shares at a weighted average price of $35.32 for the first three-month purchase period from October 1, 2003 to December 26, 2003.

In September of 2004, the Compensation Committee of the Board of Directors amended the 2003 ESPP to extend the plan through the earlier of 2010 or the date as of which the maximum number of shares has been purchased. The Company had previously disclosed that the 2003 ESPP would terminate at the close of business on the last day of the fiscal quarter in December 2004 or when the maximum number of shares has been purchased, whichever was earlier, or at the discretion of the Company's Board of Directors.

From December 29, 2001, through June 27, 2003, the Company's employees participated in the 2001 ESPP, whereby certain employees of Medco were permitted to purchase shares of Merck stock at a discount to market price. The terms of the 2001 ESPP were substantially the same as the 2003 ESPP. Purchases of Merck stock under the 2001 ESPP were 104,300 shares in 2003 and 274,600 shares in 2002, and are not dilutive to the Company's EPS. The Merck shares purchased under the 2001 ESPP in 2003 and 2002 were at a weighted average price of $57.87 and $52.62, respectively. The plan terminated on June 27, 2003, to allow for the implementation of the new 2003 ESPP.

Had the Company applied the fair value recognition provisions of SFAS 123 to the 2001 ESPP and 2003 ESPP, net income would have been reduced by $0.7 million in both 2004 and 2003, and $1.3 million in 2002.

10. RESTRUCTURING COSTS

The Company made decisions in 2003 to streamline its dispensing pharmacy and call center pharmacy operations, including the closure of some sites and the rebalancing of other facilities, and also to reduce resources in some of its corporate functions. These decisions resulted in additional period expense recorded in the consolidated statements of income of $28.8 million in 2004 and $68.7 million in 2003, respectively. The 2004 expenses consist of $26.6 million and $2.2 million recorded in total cost of revenues and selling, general and administrative expenses, respectively. The 2003 expenses consist of $45.8 million and $22.9 million recorded in total cost of revenues and selling, general and administrative expenses, respectively. The 2004 expenses are primarily comprised of noncash expenses representing a reduction in estimated depreciable asset useful lives to complete the depreciation by the date of the facility closure, as well as other facility closing costs. The 2003 expenses are primarily comprised of severance and accelerated depreciation. The following table provides a summary of accrued severance activity during 2004 ($ in millions):

	Accrued Severance
As of December 27, 2003	$ 27.9
Payments	**(22.2)**
Adjustments	**(0.3)**
As of December 25, 2004	**$ 5.4**

The liability for accrued severance is reflected in accrued expenses and other current liabilities. The Company expects the associated restructuring activities and cash payments to be completed in the first half of 2005.

11. BUSINESS TRANSACTIONS WITH MERCK DURING THE MERCK OWNERSHIP PERIOD

The Company was a wholly-owned subsidiary of Merck from November 18, 1993 through August 19, 2003, the spin-off date, and during this period it entered into intercompany transactions with Merck for items such as the daily transfer of cash collections; cash borrowings to be used in operations as necessary; mail order inventory transactions; sales of PBM and other services; recording of rebates; taxes paid by Merck on the Company's income, and allocations of corporate charges. For the majority of the period during which the Company was owned by Merck, Merck provided the Company with various services, including finance, legal, public affairs, executive oversight, human resources, procurement and other services. The historical consolidated financial statements include expense allocations related to these services, which diminished as the Company prepared for the spin-off. These expense allocations are reflected in selling, general and administrative expenses and amounted to $0.4 million for the year-to-date through August 19, 2003 (all of which was recorded in the first quarter of 2003) and $27.4 million in 2002. The Company considers these allocations to be reasonable reflections of the utilization of services provided. The Company assumed full responsibility for these services and the related expenses prior to the completion of the spin-off.

On August 8, 2003, the Company received $564.7 million in settlement of the recorded amount of the net intercompany receivable due from Merck arising from intercompany transactions from December 31, 2001, to July 31, 2003. The Company completed its spin-off from Merck on August 19, 2003. As a result, the Company no longer has intercompany transactions with Merck, and it treats its transactions for items such as mail order inventory, sales of PBM and other services, and rebates receivable as third-party transactions.

Prescription drugs purchased from Merck that are dispensed by the Company's mail order pharmacies are included in cost of product net revenues, or in inventory if not yet dispensed. During the periods prior to the spin-off, this inventory from Merck was recorded at a price that management believes approximated the price that an unrelated third party would pay. During fiscal 2002 and 2003, through the spin-off date, purchases from Merck as a percentage of the Company's total cost of revenues remained consistently in the 4% to 5% range. In addition, the Company records rebates from Merck in cost of revenues based on the volume of Merck prescription drugs dispensed through its retail pharmacy network and by its mail order pharmacies. The accounting treatment for the historical transactions with Merck is consistent with how transactions with other third parties have been and continue to be treated.

The following table presents a summary of the additional transactions with Merck for the periods presented prior to the spin-off ($ in millions):

FOR FISCAL YEARS ENDED	December 27, 2003*	December 28, 2002
Sales to Merck for PBM and other services	$ 78.0	$ 115.2
Cost of inventory purchased from Merck	$930.4	$1,415.0
Gross rebates received from Merck	$301.1	$ 443.9

* Through the spin-off from Merck on August 19, 2003.

On May 28, 2003, the Company and Merck entered into an amended and restated managed care agreement, which was subsequently amended. The agreement includes terms related to certain access obligations for Merck products; a commitment to maintain Merck market share levels; terms related to formulary access rebates and market share rebates payable by Merck, as well as other provisions. In addition, the Company may be required to pay liquidated damages to Merck if it fails to achieve specified market share levels.

The Company also entered into a tax responsibility allocation agreement with Merck. The tax responsibility allocation agreement includes, among other items, terms for the filing and payment of income taxes through the spin-off date. For the period up to the spin-off date, Merck incurred federal taxes on the Company's income as part of Merck's consolidated tax return. For state income taxes prior to the Company's incorporation,

Merck was taxed on the Company's income. This is also the case for the post-incorporation period through the spin-off date in states where Merck filed a unitary or combined tax return. In states where Merck did not file a unitary or combined tax return, the Company is responsible since incorporation for filing and paying the associated taxes, with the estimated state tax liability reflected in accrued expenses and other current liabilities. Subsequent to the spin-off, the Company is responsible for filing its own federal and state tax returns and making the associated payments.

In addition, the Company entered into an indemnification and insurance matters agreement, as well as a master separation and distribution agreement, and other related agreements. The indemnification and insurance matters agreement covers the Company's indemnification of Merck for, among other matters, the outcome of certain types of litigation and claims.

12. COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company enters into purchase commitments covering inventory requirements of its mail order pharmacies for periods of generally up to one year. These commitments generally reflect the minimum purchase requirements of these pharmaceutical manufacturers and distributors. As of December 25, 2004, contractual obligations for these purchase commitments totaled $5.9 million for 2005.

GOVERNMENT PROCEEDINGS AND REQUESTS FOR INFORMATION. On September 29, 2003, the U.S. Attorney's Office for the Eastern District of Pennsylvania filed a complaint-in-intervention in the U.S. District Court for the Eastern District of Pennsylvania, alleging violations of the federal False Claims Act and asserting other legal claims. The complaint-in-intervention was filed with respect to two pending *qui tam*, or whistleblower, complaints originally filed in February 2000 under the federal False Claims Act and similar state laws. The *qui tams* are currently pending with the government's complaint-in-intervention. The government complaint alleges, among other things, that the Company canceled and later re-entered prescriptions in order to avoid violating contractual guarantees regarding prescription dispensing turnaround times in its mail order pharmacies; dispensed fewer pills than reported to the patient and charged clients based on the reported number of units dispensed; favored the products of certain manufacturers, including Merck, over less expensive products; and engaged in improper pharmacy practices. On December 9, 2003, the U.S. Attorney's Office filed an amended complaint that added two former employees of the Company as defendants and, among other additional legal claims, asserts a claim against the Company under the Public Contracts Anti-Kickback Act for allegedly making improper payments to health plans to induce such plans to select the Company as a PBM for government contracts. The Commonwealth of Massachusetts and the State of Nevada intervened in the action.

On December 19, 2003, the Company filed a motion to dismiss the U.S. Attorney's Office's complaint and the two *qui tam* actions discussed above. On September 23, 2004, the court granted the Company's motion to dismiss with respect to the government's claims for active and constructive fraud, and dismissed that count with prejudice. The court denied the remainder of the Company's motion.

On April 26, 2004, the Company entered into a settlement of the U.S. Attorney's lawsuit with regard to the government's claims for injunctive, or non-monetary, relief. The government dismissed that count of its complaint with prejudice. Under the settlement, the Company has agreed, among other things, to assume certain disclosure obligations to clients, physicians and patients, primarily concerning therapeutic interchanges and rebates. In connection with this settlement, the Commonwealth of Massachusetts and the State of Nevada, both of which had previously intervened in the U.S. Attorney's lawsuit, have released the Company of any claims. There have been no negotiations with the U.S. Attorney's Office with regard to a monetary settlement. In its lawsuit, the U.S. Attorney's Office seeks, among other things, to impose monetary damages and fines that could have a material adverse impact on the Company's results of operations and financial condition.

On November 17, 2004, the complaint against one of the Company's former employees was dismissed without prejudice. The government did not re-file its complaint against this former employee.

The Company continues to believe that its business practices comply in all material respects with applicable laws and regulations and it will continue to vigorously defend itself in these actions.

On June 1, 2004, the Company received notification from the U.S. Attorney's Office for the Eastern District of Pennsylvania that the U.S. District Court for the Eastern District of Pennsylvania had granted a motion filed at the Company's request allowing the Company to publicly disclose the existence of a separate *qui tam* action in which the Company is named as one of various defendants (the "Complaint").

The Complaint remains under seal. The Company has not seen the Complaint and does not know the identity of the relator or the other defendants or the time period at issue. On January 21, 2005, the Company received a subpoena from the Department of Health and Human Services Office of Inspector General requesting certain documents that may relate to the separate *qui tam* Complaint. The Company does not know when the government will decide whether to intervene in support of any or all of the allegations.

According to the U.S. Attorney's Office, the Complaint, which was filed under seal on September 26, 2003, contains the following primary allegations. The relator alleges that the Company conspired to defraud the Medicare and Medicaid programs in violation of the False Claims Act, 31 U.S.C. §§ 3733, *et seq.*, as well as various state laws relating to false claims. Specifically, the relator alleges that the Company, and other defendants, caused false claims to be presented to federal Medicaid and Public Health Services entities by falsely reclassifying rebates and discounts on certain prescription drugs as "data" or "service fees," or "educational grants."

The relator further alleges that, under the Medicaid Rebate Program, drug manufacturers are required to pay quarterly rebates to the forty-eight states that participate in such program. According to the relator, such quarterly rebates are based in part on the "best price" available for a manufacturer's covered outpatient drugs. The relator alleges that the Company, and other defendants, inflated manufacturers' "best prices" and undervalued the quarterly rebates paid to Medicaid states by failing to include all "cash discounts, free goods that are contingent on any purchase requirement, volume discounts, and rebates" offered by the manufacturer during a given rebate period.

The relator alleges that the Company and other defendants offered and paid kickbacks to third parties to induce the placement on formularies and promotion of certain drugs. The letter from the U.S. Attorney's Office does not identify the alleged kickbacks, recipients and/or drugs.

No further information with regard to the Complaint has been made available to the Company. The U.S. Attorney's Office has not indicated whether it intends to intervene in the matter. Accordingly, the Company is not in a position to evaluate the Complaint or speculate on the timing of any related proceedings in the matter.

The Company believes that its business practices are in compliance in all material respects with applicable laws and regulations and intends to defend the action vigorously.

On December 22, 2003, the Board of the State Teachers Retirement System of Ohio (STRS), a former client, filed a complaint against Merck and the Company in the Ohio Court of Common Pleas. STRS alleges, among other things, that the Company overcharged STRS on mail order dispensing fees; charged more for generic drugs dispensed through mail order than retail pharmacies charge for the same drugs; canceled and re-entered prescription orders in order to meet contractual performance guarantees regarding turnaround times; undercounted pills; and engaged in other unlawful pharmacy practices. Many of the allegations appear to be taken directly from the complaint filed by the U.S. Attorney's Office discussed above. STRS asserts claims against the Company for breach of contract, against Merck for tortious interference with contract, and against both Merck and the Company for breach of fiduciary duties, violation of state consumer protection and deceptive trade practices laws, unjust enrichment, and fraud.

ERISA AND SIMILAR LITIGATION. On December 17, 1997, a lawsuit captioned *Gruer v. Merck-Medco Managed Care, L.L.C.* was filed in the U.S. District Court for the Southern District of New York against Merck and the Company. The suit alleges that the Company should be treated as a "fiduciary" under the provisions of ERISA (the Employee Retirement Income Security Act of 1974) and that the Company has breached fiduciary obligations under ERISA in connection with the Company's development and implementation of formularies, preferred drug listings and intervention programs. After the *Gruer* case was filed, six other cases were filed in the same court asserting similar claims; one of these cases was voluntarily dismissed. The plaintiffs in these cases, who are individual plan members and claim to represent the interests of six different pharmaceutical benefit plans for which the Company is the PBM, contend that, in accepting and retaining certain rebates, the Company has failed to make adequate disclosure and has acted in the Company's own best interest and against the interests of the Company's clients. The plaintiffs also allege that the Company was wrongly used to increase Merck's market share, claiming that under ERISA the Company's drug formulary choices and therapeutic interchange programs were "prohibited transactions" that favor Merck's products. The plaintiffs have demanded that Merck and the Company turn over any unlawfully obtained profits to a trust to be set up for the benefit plans.

In December 2002, Merck and the Company agreed to settle the *Gruer* series of lawsuits on a class action basis to avoid the significant cost and distraction of protracted litigation. Merck, the Company, and the plaintiffs in five of these six cases filed a proposed class action settlement with the court. On May 25, 2004, the court granted final approval to the settlement, ruling, among other things, that the settlement was fair, reasonable, and adequate to members of the settlement class. On June 28, 2004, the court entered a Final Judgment dismissing the class actions with prejudice. Under the settlement, Merck and the Company have agreed to pay $42.5 million, and the Company has agreed to change or to continue certain specified business practices for a period of five years. In September 2003, the Company paid $38.3 million to an escrow account, representing the Company's portion, or 90%, of the proposed settlement. If the settlement becomes final, it would resolve litigation by pharmaceutical benefit plans against Merck and the Company based on ERISA and similar claims, except with respect to those plans that affirmatively opt out of the settlement. The plaintiff in the sixth case discussed above, *Blumenthal v. Merck-Medco Managed Care, L.L.C., et al.* has elected to opt out of the settlement. The release of claims under the settlement applies to plans for which the Company has administered a pharmacy benefit at any time between December 17, 1994 and the date of final approval. It does not involve the release of any potential antitrust claims. The settlement becomes final only after all appeals have been exhausted. Two appeals are pending.

Similar ERISA-based complaints against the Company and Merck were filed in eight additional actions by ERISA plan participants, purportedly on behalf of their plans, and, in some of the actions, similarly situated self-funded plans. The complaints in these actions relied on many of the same allegations as the *Gruer* series of lawsuits discussed above. The ERISA plans themselves, which were not parties to these lawsuits, have elected to participate in the settlement discussed above. Under the Final Judgment discussed above, the court dismissed seven of these actions. On May 21, 2004, however, the court granted the plaintiff in the other action, *Betty Jo Jones v. Merck-Medco Managed Care, L.L.C., et al.* permission to file a second amended complaint. In her Second Amended Complaint, the plaintiff in the *Jones* action seeks to represent a class of all participants and beneficiaries of ERISA plans that required such participants to pay a percentage co-payment on prescription drugs. The effect of the release under the settlement discussed above on the *Jones* action has not yet been litigated. In addition, a proposed class action complaint against Merck and the Company has been filed by trustees of another benefit plan, the United Food and Commercial Workers Local Union No. 1529 and Employers Health and Welfare Plan Trust, in the U.S. District Court for the Northern District of California. This plan has elected to opt out of the settlement. The *United Food* action has been transferred and consolidated in the U.S. District Court for the Southern District of New York by order of the Judicial Panel on Multidistrict Litigation.

On April 2, 2003, a lawsuit captioned *Peabody Energy Corporation v. Medco Health Solutions, Inc., et al.* was filed in the U.S. District Court for the Eastern District of Missouri. The complaint, filed by one of the Company's former clients, relies on allegations similar to those in the ERISA cases discussed above, in addition to allegations relating specifically to Peabody, which has elected to opt out of the settlement described above. The complaint asserts that the Company breached fiduciary duties under ERISA, violated a New Jersey consumer protection law, improperly induced the client into contracting with the Company, and breached the resulting agreement. The plaintiff seeks compensatory, punitive and treble damages, as well as rescission and restitution of revenues that were allegedly improperly received by the Company. On October 28, 2003, the Judicial Panel on Multidistrict Litigation transferred this action to the U.S. District Court for the Southern District of New York to be consolidated with the ERISA cases pending against the Company in that court.

On December 23, 2003, Peabody filed a similar action against Merck in the U.S. District Court for the Eastern District of Missouri. The complaint relies on allegations similar to those in the ERISA cases discussed above and in the case filed by Peabody against the Company. The complaint asserts claims that Merck violated federal and state racketeering laws, tortiously interfered with Peabody's contract with the Company, and was unjustly enriched. The plaintiff seeks, among other things, compensatory damages of approximately $35 million, treble damages, and restitution of revenues that were allegedly improperly received by Merck. On August 5, 2004, the Judicial Panel on Multidistrict Litigation transferred this action to the U.S. District Court for the Southern District of New York to be consolidated with the ERISA cases pending against Merck and the Company in that court.

On March 17, 2003, a lawsuit captioned *American Federation of State, County and Municipal Employees v. AdvancePCS et al.* based on allegations similar to those in the ERISA cases discussed above, was filed against the Company and other major PBMs in the Superior Court of California. The theory of liability in this action is based on a California law prohibiting unfair business practices. The plaintiff, which purports to sue on behalf of itself, California non-ERISA health plans, and all individual participants in such plans, seeks injunctive relief and disgorgement of revenues that were allegedly improperly received by the Company.

On June 11, 2002, a lawsuit captioned *Miles v. Merck-Medco Managed Care, L.L.C.*, based on allegations similar to those in the ERISA cases discussed above, was filed against Merck and the Company in the Superior Court of California. The theory of liability in this action is based on a California law prohibiting unfair business practices. The plaintiff, who purports to sue on behalf of the general public of California, seeks injunctive relief and disgorgement of the revenues that were allegedly improperly received by Merck and the Company. The *Miles* case was removed to the U.S. District Court for the Southern District of California and, pursuant to the Multidistrict Litigation order discussed above, was later transferred to the U.S. District Court for the Southern District of New York and consolidated with the ERISA cases pending against Merck and the Company in that court.

On October 25, 2002, the Company filed a declaratory judgment action, captioned *Medco Health Solutions, Inc. v. West Virginia Public Employees Insurance Agency*, in the Circuit Court of Kanawha County, West Virginia, asserting the Company's right to retain certain cost savings in accordance with the Company's written agreement with the West Virginia Public Employees Insurance Agency, or PEIA. On November 13, 2002, the State of West Virginia and PEIA filed a separate lawsuit against Merck and the Company, also in the Circuit Court of Kanawha County, West Virginia. This action was premised on several state law theories, including violations of the West Virginia Consumer Credit and Protection Act, conspiracy, tortious interference, unjust enrichment, accounting, fraud and breach of contract. The State of West Virginia and PEIA sought civil penalties; compensatory and punitive damages, and injunctive relief. In March 2003, in the declaratory judgment action, PEIA filed a counterclaim, and the State of West Virginia, which was joined as a party, filed a third-party complaint against the Company and Merck, raising the same allegations asserted by PEIA and the State of West Virginia in their November 2002 action described above. The Company and Merck filed a motion to dismiss the November 2002 action filed by the State of West Virginia and PEIA, and also filed a motion to dismiss the counterclaim and third-party complaint filed by the State of West Virginia and PEIA in the Company's declaratory judgment action. On November 6, 2003, the court granted the motion to dismiss the Consumer Protection Act claims and certain other state law claims, including the claims for conspiracy and tortious interference. The court also dismissed without prejudice the various fraud claims. The court denied the motion to dismiss with respect to the claims for breach of contract, accounting and unjust enrichment. On December 2, 2003, PEIA filed an amended counterclaim and third-party complaint against Merck and the Company, seeking to reassert its fraud claims and restate certain of its other claims. The court has not yet ruled on the amended counterclaim.

On July 21, 2003, a lawsuit captioned *Group Hospitalization and Medical Services v. Merck-Medco Managed Care, L.L.C., et al.* was filed against the Company in the Superior Court of New Jersey. In this action, the Company's former client, CareFirst Blue Cross Blue Shield, asserts claims for violation of fiduciary duty under state law; breach of contract; negligent misrepresentation; unjust enrichment; violations of certain District of Columbia laws regarding consumer protection and restraint of trade; and violation of a New Jersey law prohibiting racketeering. The plaintiff demands compensatory damages, punitive damages, treble damages for certain claims, and restitution.

The Company does not believe that it is a fiduciary, and believes that its business practices comply with all applicable laws and regulations. The Company has denied all allegations of wrongdoing and is vigorously defending all of the lawsuits described above, although the Company has proposed to settle some of them as described above. Many of these lawsuits seek damages in unspecified amounts, which could be material, and some seek treble or punitive damages or restitution of profits, any of which could be material in amount.

ANTITRUST LITIGATION. On August 15, 2003, a lawsuit captioned *Brady Enterprises, Inc., et al. v. Medco Health Solutions, Inc., et al.* was filed in the U.S. District Court for the Eastern District of Pennsylvania against Merck and the Company. The plaintiffs, which seek to represent a national class of retail pharmacies that have contracted with the Company, allege that the Company has conspired with, acted as the common agent for, and used the combined bargaining power of plan sponsors to restrain competition in the market for the dispensing and sale of prescription drugs. The plaintiffs allege that, through the alleged conspiracy, the Company has engaged in various forms of anticompetitive conduct, including, among other things, setting artificially low reimbursement rates to such pharmacies. The plaintiffs assert claims for violation of the Sherman Act and seek treble damages and injunctive relief.

On October 1, 2003, a lawsuit captioned *North Jackson Pharmacy, Inc., et al. v. Medco Health Solutions, Inc., et al.* was filed in the U.S. District Court for the Northern District of Alabama against Merck and the Company. The plaintiffs seek to represent a national class of independent retail pharmacies that have contracted with the Company. In February 2004, Merck and the Company filed motions to dismiss the plaintiffs' amended complaint. However, prior to ruling on the motions, the court granted the plaintiffs permission to file a second amended complaint, which the plaintiffs filed on July 23, 2004. In their Second Amended and Consolidated Class Action Complaint, the plaintiffs allege that Merck and the Company have engaged in price fixing and other unlawful concerted actions with others, including other PBMs, to restrain trade in the dispensing and sale of prescription drugs to customers of retail pharmacies who participate in programs or plans that pay for all or part of the drugs dispensed, and have conspired with, acted as the common agent for, and used the combined bargaining power of plan sponsors to restrain competition in the market for the dispensing and sale of prescription drugs. The plaintiffs allege that, through such concerted action, Merck and the Company have engaged in various forms of anticompetitive conduct, including, among other things, setting reimbursement rates to such pharmacies at unreasonably low levels. The plaintiffs assert claims for violation of the Sherman Act and seek treble damages and injunctive relief.

On January 20, 2004, a lawsuit captioned *Alameda Drug Company, Inc., et al. v. Medco Health Solutions, Inc., et al.* was filed against the Company and Merck in the Superior Court of California. The plaintiffs, which seek to represent a class of all California pharmacies that have contracted with the Company and that have indirectly purchased prescription drugs from Merck, allege, among other things, that since the expiration of a 1995 consent injunction entered by the U.S. District Court for the Northern District of California, if not earlier, the Company has failed to maintain an Open Formulary (as defined in the consent injunction), and that the Company and Merck have failed to prevent nonpublic information received from competitors of Merck and the Company from being disclosed to each other. The complaint also copies verbatim many of the allegations in the Amended Complaint filed by the U.S. Attorney for the Eastern District of Pennsylvania, discussed above. The plaintiffs further allege that, as a result of these alleged practices, the Company has been able to increase its market share and artificially reduce the level of reimbursement to the retail pharmacy class members, and that the prices of prescription drugs from Merck and other pharmaceutical manufacturers that do business with the Company have been fixed and raised above competitive levels. The plaintiffs assert claims for violation of California antitrust law and California law prohibiting unfair business practices. The plaintiffs demand, among other things, compensatory damages, restitution, disgorgement of unlawfully obtained profits, and injunctive relief. In an Amended Complaint, the plaintiff repeats many of the same allegations made in the original Complaint, and further alleges, among other things, that the Company acts as a purchasing agent for its plan sponsor customers, resulting in a system that serves to suppress competition. On October 22, 2004, Merck and the Company filed motions to dismiss the Amended Complaint. On December 1, 2004, the court denied the motions.

The Company denies all allegations of wrongdoing and intends to vigorously defend the *Brady, North Jackson Pharmacy,* and *Alameda Drug Company* cases. However, the outcome of these lawsuits is uncertain, and an adverse determination in any of them could result in material damages, which could be trebled, and could materially limit the Company's business practices.

CONTRACT LITIGATION. On June 8, 2004, the Company's former client, Horizon Blue Cross Blue Shield of New Jersey ("Horizon"), filed an action in the Superior Court of New Jersey, Bergen County, alleging, among other things, that the Company breached its contract with Horizon in various respects, breached the implied covenant of good faith and fair dealing, and was unjustly enriched. The Company has denied Horizon's allegations and is vigorously defending itself in this action. The Company has filed counterclaims against Horizon.

In February 2005, a lawsuit captioned *CAM Enterprises, Inc. v. Merck & Co., Inc. and Medco Health Solutions, Inc., et al.* was filed in the Circuit Court of Jefferson County, Alabama. The plaintiff, which seeks to represent a national class of independent retail pharmacies that have contracted with the Company under a formula that included the Average Wholesale Price (AWP) as a method of reimbursement, alleges, among other things, that the Company has refused to reimburse plaintiff using the correct AWP and has deceptively misled plaintiff regarding the nature of the Company's AWP reimbursement methodology for brand-name prescriptions. The plaintiff asserts claims for misrepresentation/suppression, breach of contract, unjust enrichment, and conspiracy. The plaintiff seeks compensatory damages, punitive damages, imposition of a constructive trust, and injunctive relief.

GENERAL. The Company entered into an indemnification and insurance matters agreement with Merck in connection with the spin-off. To the extent that the Company is required to indemnify Merck for liabilities arising out of a lawsuit, an adverse outcome with respect to Merck could result in the Company making indemnification payments in amounts that could be material, in addition to any damages that the Company is required to pay.

The Company is also involved in various claims and legal proceedings of a nature considered normal to the Company's business, principally employment and commercial matters.

The various lawsuits described above arise in an environment of rising costs for prescription drugs and heightened public scrutiny of the pharmaceutical industry, including the PBM industry and its practices. This public scrutiny is characterized by extensive press coverage, ongoing attention in Congress and in state legislatures, and investigations and public statements by government officials. These factors contribute to the uncertainty regarding the possible course and outcome of the proceedings discussed above. An adverse outcome in any one of the lawsuits described above could result in material fines and damages; changes to the Company's business practices (except in those proceedings where non-monetary issues have been settled); loss of (or litigation with) clients; and other penalties. Moreover, an adverse outcome in any one of these lawsuits could have a material adverse effect on the Company's business, financial condition, liquidity and operating results. The Company is vigorously defending each of the lawsuits described above, except that it has proposed to settle, or has settled, some of them as described above.

Although the range of loss for all of the unresolved matters above is not subject to reasonable estimation and it is not feasible to predict or determine the final outcome of any of the above proceedings with certainty, the Company's management does not believe that they will result in a material adverse effect on the Company's financial position or liquidity, either individually or in the aggregate. It is possible, however, that future results of operations for any particular quarterly or annual period could be materially affected by the ultimate resolutions of these matters, or changes in the Company's assumptions or its strategies related to these proceedings. The Company believes that most of the claims made in these legal proceedings and government investigations would not likely be covered by insurance.

13. SUBSEQUENT EVENTS

On February 23, 2005, the Company announced that it had entered into a definitive agreement to acquire Accredo Health, Incorporated ("Accredo"), a leading provider of specialty pharmacy products and services for the treatment of patients with complex, chronic diseases. Total consideration is approximately $2.2 billion in cash and Medco common stock. Accredo has approximately $0.3 billion of debt on its balance sheet. The transaction has been approved by the boards of directors of both companies and is subject to the approval of Accredo shareholders and other customary closing conditions. The Company intends to manage Accredo as an independent business.

Under terms of the definitive agreement, each Accredo share outstanding will be exchanged for $22.00 in cash and 0.49107 shares of the Company's common stock, subject to adjustment based on the value of the Company's common stock in certain situations as provided in the agreement. The Company expects to fund the cash portion of the consideration through a combination of cash on hand, bank borrowings and its accounts receivable financing facility. The transaction is expected to close in mid-2005.

On February 23, 2005, the derivative plaintiffs in an existing consolidated derivative complaint against certain Accredo directors and officers filed a motion seeking leave to amend the consolidated derivative complaint to add allegations regarding the Company's acquisition of Accredo. The proposed amendment seeks injunctive relief to enjoin the acquisition on the grounds that the named Accredo directors and officers allegedly seek to use the acquisition to squeeze out Accredo's current stockholders for an unfair price and to insulate themselves from liability for alleged wrongdoing associated with Accredo's June 2002 acquisition of the SPS Division of Gentiva Health Services, Inc. The Company has been advised by Accredo that it believes the claims asserted in the derivative lawsuit are without merit. The Company believes that the allegations sought to be asserted against it are without merit and intends to vigorously contest the action in the event the leave to amend is granted.

($ and volumes in millions, except for per share and EBITDA per adjusted prescription data) AS OF AND FOR FISCAL YEARS ENDED	December 25, 2004	December 27, 2003	December 28, 2002	December 29, 2001	December 30, 2000[1]
CONSOLIDATED STATEMENT OF INCOME DATA:					
Product net revenues[2]	**$35,024.4**	$33,913.1	$32,573.0	$28,709.3	$21,979.2
Service revenues	**327.5**	351.4	385.5	361.3	287.1
Total net revenues[2]	**35,351.9**	34,264.5	32,958.5	29,070.6	22,266.3
Cost of operations:					
Cost of product net revenues[2]	**33,496.6**	32,552.7	31,483.9	27,601.1	21,010.8
Cost of service revenues	**132.8**	189.7	173.8	185.6	143.4
Total cost of revenues[2]	**33,629.4**	32,742.4	31,657.7	27,786.7	21,154.2
Selling, general and administrative expenses	**676.4**	686.4	587.7	578.4	483.1
Amortization of goodwill	**–**	–	–	106.9	103.3
Amortization of intangibles	**179.9**	94.3	84.9	84.9	84.0
Interest and other (income) expense, net	**59.9**	12.7	7.9	(4.6)	(5.8)
Total cost of operations	**34,545.6**	33,535.8	32,338.2	28,552.3	21,818.8
Income before provision for income taxes	**806.3**	728.7	620.3	518.3	447.5
Provision for income taxes	**324.7**	302.9	258.7	261.7	230.7
Net income	**$ 481.6**	$ 425.8	$ 361.6	$ 256.6	$ 216.8
EARNINGS PER SHARE DATA:[3]					
Basic earnings per share	**$ 1.77**	$ 1.58	$ 1.34	$ 0.95	$ 0.80
Shares used in computing basic earnings per share	**271.9**	270.1	270.0	270.0	270.0
Diluted earnings per share	**$ 1.75**	$ 1.57	$ 1.34	$ 0.95	$ 0.80
Shares used in computing diluted earnings per share	**274.7**	270.8	270.0	270.0	270.0
PRO FORMA PRESENTATION ASSUMING SFAS 142 WAS IN EFFECT FOR ALL PERIODS:[4]					
Pro forma income before provision for income taxes	**$ 806.3**	$ 728.7	$ 620.3	$ 625.2	$ 550.8
Provision for income taxes	**324.7**	302.9	258.7	261.7	230.7
Pro forma net income	**$ 481.6**	$ 425.8	$ 361.6	$ 363.5	$ 320.1
Pro forma basic earnings per share	**$ 1.77**	$ 1.58	$ 1.34	$ 1.35	$ 1.19
Pro forma diluted earnings per share	**$ 1.75**	$ 1.57	$ 1.34	$ 1.35	$ 1.19
CONSOLIDATED BALANCE SHEET DATA:					
Working capital[5]	**$ 1,675.9**	$ 1,155.0	$ 1,171.5	$ 724.4	$ 868.3
Goodwill, net	**$ 3,310.2**	$ 3,310.2	$ 3,310.2	$ 3,310.2	$ 3,419.6
Intangible assets, net	**$ 2,140.6**	$ 2,320.5	$ 2,414.8	$ 2,499.7	$ 2,584.6
Total assets	**$10,541.5**	$10,263.0	$ 9,922.5	$ 9,251.8	$ 8,914.8
Total debt[6]	**$ 1,192.9**	$ 1,396.1	$ –	$ –	$ –
Deferred tax liabilities	**$ 1,030.2**	$ 1,177.5	$ 1,197.7	$ 1,154.2	$ 1,144.1
Total stockholders' equity	**$ 5,719.4**	$ 5,080.0	$ 6,635.6	$ 6,268.3	$ 6,358.3
SUPPLEMENTAL INFORMATION:					
EBITDA[7]	**$ 1,243.7**	$ 1,035.7	$ 885.6	$ 836.6	$ 730.9
EBITDA per adjusted prescription[7]	**$ 1.83**	$ 1.50	$ 1.24	$ 1.22	$ 1.26
Net cash provided by operating activities	**$ 711.5**	$ 1,123.9	$ 470.3	$ 658.8	$ 365.5
Net cash used by investing activities	**$ (101.9)**	$ (119.1)	$ (240.4)	$ (330.2)	$ (415.0)
Net cash (used by) provided by financing activities	**$ (102.6)**	$ (380.7)	$ (231.8)	$ (340.9)	$ 67.1
Prescriptions administered	**502.9**	532.0	548.2	537.2	451.9
Retail	**415.2**	453.9	466.5	462.5	386.8
Mail order	**87.7**	78.1	81.7	74.7	65.1
Adjusted prescriptions[8]	**678.3**	688.2	711.6	686.6	582.1

Notes to Selected Financial Data:

(1) 53-week fiscal year.

(2) Includes retail co-payments of $6,773 for 2004, $6,850 for 2003, $6,457 for 2002, $5,537 for 2001 and $4,036 for 2000.

(3) In May 2002, we converted from a limited liability company wholly-owned by Merck to a corporation, then wholly-owned by Merck and issued 270,000,000 shares of $0.01 par value common stock. The financial information for fiscal 2002, fiscal 2001 and fiscal 2000 reflects this transaction as if it had occurred as of the beginning of fiscal 2000.

(4) Effective December 30, 2001, we adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), under which we ceased amortizing goodwill. This pro forma financial information presents the impact of adopting SFAS 142 as if it had been adopted for all periods prior to that date. The December 25, 2004, December 27, 2003 and the December 28, 2002, financial results already reflect the adoption of SFAS 142 and therefore no pro forma adjustment is necessary.

(5) Calculated as current assets less current liabilities.

(6) We had no debt outstanding prior to August 12, 2003.

(7) EBITDA consists of earnings before interest income/expense, taxes, depreciation and amortization. We calculate and use EBITDA and EBITDA per adjusted prescription as indicators of our ability to generate cash from our reported operating results. These measurements are used in concert with net income, and cash flows from operations, which measures actual cash generated in the period. In addition, we believe that EBITDA and EBITDA per adjusted prescription are supplemental measurement tools used by analysts and investors to help evaluate overall operating performance, and the ability to incur and service debt and make capital expenditures. EBITDA does not represent funds available for our discretionary use and is not intended to represent or to be used as a substitute for net income or cash flows from operations data as measured under U.S. generally accepted accounting principles. The items excluded from EBITDA but included in the calculation of our reported net income are significant components of our consolidated statements of income, and must be considered in performing a comprehensive assessment of our overall financial performance. EBITDA, and the associated year-to-year trends, should not be considered in isolation. Our calculation of EBITDA may not be consistent with calculations of EBITDA used by other companies.

EBITDA per adjusted prescription is calculated by dividing EBITDA by the adjusted prescription volume for the period. This measure is used as an indicator of our EBITDA performance on a per-unit basis, providing insight into the cash-generating potential of each prescription. EBITDA per adjusted prescription reflects the level of efficiency in the business model and is further impacted by changes in prescription mix between retail and mail, as well as the relative representation of brand-name and generic drugs.

The following table reconciles our reported net income to EBITDA and presents EBITDA per adjusted prescription for each of the respective periods (in millions, except for EBITDA per adjusted prescription data):

FOR FISCAL YEARS ENDED	**December 25, 2004**	December 27, 2003	December 28, 2002	December 29, 2001	December 30, 2000[(a)]
Net income	**$ 481.6**	$ 425.8	$ 361.6	$ 256.6	$ 216.8
Add (deduct):					
Interest and other (income) expense, net	**59.9[(b)]**	23.7[(c)]	7.9[(d)]	(4.6)	(5.8)
Provision for income taxes	**324.7**	302.9	258.7	261.7	230.7
Depreciation expense	**197.6**	189.0	172.5	131.1	101.9
Amortization expense	**179.9**	94.3	84.9	191.8	187.3
EBITDA	**$ 1,243.7**	$ 1,035.7	$ 885.6	$ 836.6	$ 730.9
Adjusted prescriptions[(e)]	**678.3**	688.2	711.6	686.6	582.1
EBITDA per adjusted prescription	**$ 1.83**	$ 1.50	$ 1.24	$ 1.22	$ 1.26

(a) 53-week fiscal year.

(b) *Includes a one-time write-off of deferred debt issuance costs amounting to $5.5 million in the first quarter of 2004 associated with the debt refinancing.*

(c) Excludes a one-time gain of $11 million from the sale in the first quarter of 2003 of a minority equity investment in a nonpublic company.

(d) Includes approximately $11 million of interest rate swap termination costs and debt issuance costs expensed in the second quarter of 2002.

(e) Estimated adjusted prescription volume equals mail order prescriptions multiplied by 3, plus retail prescriptions. The mail order prescriptions are multiplied by 3 to adjust for the fact that mail order prescriptions include approximately 3 times the amount of product days supplied compared with retail prescriptions.

(8) See (7)(e) above.

EXECUTIVE OFFICERS AND MANAGEMENT COMMITTEE

01 **Kenneth O. Klepper***†
Executive Vice President,
Chief Operating Officer

02 **David B. Snow, Jr.***†
Chairman, President &
Chief Executive Officer

03 **JoAnn A. Reed***†
Senior Vice President,
Finance & Chief
Financial Officer

04 **Timothy C. Wentworth***†
Group President,
National Accounts

05 **Glenn C. Taylor***†
Group President,
Key Accounts

06 **Arthur H. Nardin***†
Senior Vice President,
Pharmaceutical Contracting

07 **John P. Driscoll***†
Senior Vice President,
Product & Business
Development

08 **David S. Machlowitz***†
Senior Vice President,
General Counsel & Secretary

09 **Alan M. Lotvin, M.D.**†
President,
Specialty Pharmacy

10 **Jack A. Smith***†
Senior Vice President,
Chief Marketing Officer

11 **Robert S. Epstein, M.D., M.S.***†
Senior Vice President,
Medical Affairs &
Chief Medical Officer

12 **Brian T. Griffin***†
Group President,
Health Plans

13 **Karin V. Princivalle***†
Senior Vice President,
Human Resources

14 **Mark J. Halloran**†
Senior Vice President,
Chief Information Officer

15 **Roger W. Anderson, Dr. P.H.**†
Senior Vice President,
Chief Pharmacist

16 **Bryan D. Birch***†
Group President,
Systemed

Richard J. Rubino*
Senior Vice President
& Controller,
Chief Accounting Officer

*EXECUTIVE OFFICER

†MANAGEMENT COMMITTEE MEMBER

BOARD OF DIRECTORS

01 **Howard W. Barker, Jr., CPA**[1,2]
Partner Retired, KPMG LLP

02 **Michael Goldstein, CPA**[1,3]
Chairman,
Toys "R" Us Children's Fund

03 **David B. Snow, Jr.**
Chairman, President &
Chief Executive Officer,
Medco Health Solutions, Inc.

04 **John L. Cassis**[1,2]
Partner,
Cross Atlantic Partners, Inc.

05 **Edward H. Shortliffe, M.D., Ph.D.**[2]
Professor and Chair,
Dept. of Biomedical
Informatics,
Columbia University

06 **Blenda J. Wilson, Ph.D.**[3]
President &
Chief Executive Officer,
Nellie Mae Education
Foundation

07 **Brian L. Strom, M.D., M.P.H.**[3]
Professor and Chair,
Dept. of Biostatistics
and Epidemiology;
Director, Center for Clinical
Epidemiology and Biostatistics,
University of Pennsylvania
School of Medicine

08 **Lawrence S. Lewin**[3]
Executive Consultant

Charles M. Lillis, Ph.D.[2]
Managing Partner,
Lone Tree Capital
Management, LLC
(Effective January 2005)

[1] AUDIT COMMITTEE
(Howard W. Barker, Jr., CPA, Chairman)

[2] COMPENSATION COMMITTEE
(John L. Cassis, Chairman)

[3] CORPORATE GOVERNANCE AND NOMINATING COMMITTEE
(Michael Goldstein, CPA, Chairman)

SHAREHOLDER INFORMATION

Transfer Agent and Registrar
The Bank of New York, 1 866 808-8310
1 610 382-7833 (Outside the United States)
1 888 269-5221 (Hearing-Impaired TDD Phone)

Shareholder Relations Department
P.O. Box 11258, Church Street Station
New York, NY 10286
shareowners@bankofny.com
http://www.stockbny.com

Investor Inquiries
1 866 MHS-NEWS (1 866 647-6397)
1 202 266-3323 (Outside the United States)
investor_relations@medco.com

Annual Meeting
Medco's 2005 Annual Meeting of Shareholders will be held on May 31, 2005 at 10:00 a.m. at the Park Ridge Marriott, Park Ridge, NJ

Corporate Headquarters
Medco Health Solutions, Inc.
100 Parsons Pond Drive
Franklin Lakes, NJ 07417-2603
1 201 269-3400 www.medco.com

Common Stock
Medco's common stock is listed on the New York Stock Exchange under the ticker symbol MHS.

Common Stock Prices

2004	High	Low
First Quarter	$39.25	$30.90
Second Quarter	$38.00	$32.20
Third Quarter	$37.50	$29.58
Fourth Quarter	$40.35	$29.40

Number of shareholders of record as of March 8, 2005: 128,032

Dividends
Medco currently does not pay dividends and does not plan to pay dividends in the foreseeable future.

Independent Registered Public Accounting Firm
PricewaterhouseCoopers LLP
Florham Park, NJ 07932

Financial Information and Company News
Medco's Annual Report, Proxy Statements, Forms 10-K, Forms 10-Q, and other filings are available free of charge by visiting our website at www.medco.com under Investor Relations.

Design by Addison www.addison.com
Executive photography by Peter Ross; still life photography by Jonathan Lawton; illustrations by Randy Glass.


16
14
13
12
10
9
7
11
15
8
6
1
2
3
4
5

MANAGEMENT COMMITTEE ▼


8
7
6
5
2
1
3
4

BOARD OF DIRECTORS ▼





medco®